Exhibit 99.3

NI 43-101 Technical Report

Date and signature page

This report entitled “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013” was prepared and signed by the following authors:

Signed & Sealed
Daniel Vallières, Eng. (OIQ # 107203)	December 10th, 2013
Manager, Underground projects	Longueuil, Québec
IAMGOLD corporation

Signed & Sealed
Gilles Ferlatte, Eng. (OIQ #108692)	December 10th, 2013
Vice President Operations and Project,	St-Honoré, Québec
Niobec inc. (IAMGOLD)

Signed & Sealed
Réjean Sirois, Eng. (OIQ,#38754)	December 10th, 2013
Vice President Geology and Resources	Brossard, Québec
G. Mining Services Inc

Signed & Sealed
Jean-Francois Tremblay, Geo. (OGQ, #958)	December 10th, 2013
Senior Geologist	St-Honoré, Québec
Niobec inc. (IAMGOLD)

Signed & Sealed
Pierre Pelletier Eng. (OIQ # 36825)	December 10th, 2013
Vice-president, Metallurgy	Longueuil, Québec
IAMGOLD corporation

Signed & Sealed
Philippe Gaultier, Eng. MASc (OIQ # 130381)	December 10th, 2013
General Manager, Engineering & Construction	Longueuil, Québec
IAMGOLD corporation

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NI 43-101 Technical Report

CERTIFICATE OF DANIEL VALLIERES

As an author of this report, “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, I, Daniel Vallieres, eng., do hereby certify that:

1.	I am currently employed as Manager, Underground projects at IAMGOLD Corporation, 1111, rue Saint-Charles Ouest, Longueuil, QC, Canada, J4K 5G4;

2.	I am a registered mining engineer in the Province of Quebec (OIQ # 107203) and I am a member of the Canadian Institute of Mining and Metallurgy

3.	I am a graduate of Laval University, Quebec (B. Eng. Mining) in 1991;

4.	I have practiced my professions of mining engineer continuously for the last Twenty years in the fields of gold and base metal mining;

5.	I have been working for Cambior inc. from 1992 to 2006 and Breakwater Resources from 2000 to 2002;

6.	I am a full–time employee of IAMGOLD Corporation, Canada, since 2006, and I own shares of IAMGOLD Corporation;

7.	I have been involved in several projects at Niobec since 2006, namely the last underground expansion;

8.	I have made several visits to the Niobec Mine on a regular basis over the past 7 years and I have a good understanding of their cost structures and operational context;

9.	I am responsible for Items 1,2,3,15-26 excluding 17, 18.1 & 20 and I have supervised the preparation of the entire technical report;

10.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, registration as an engineer and past relevant work experience, I fulfill the requirements to be a “qualified person” for purposes of NI 43-101 – as per NI 43-101 s.8.1(2)(c);

11.

I am not independent of IAMGOLD Corporation as set out in Section 1.5 of National Instrument 43-101 -as per NI 43-101 s.8.1(2)(f) and I did receive from my employer participation incentive securities (“options”) and company shares in 2007, 2008, 2009, 2010, 2011, 2012 and 2013 ;

12.

I read the NI 43-101 and the technical report, “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, and certify that the technical report has been prepared in compliance with NI 43-101” - as per NI 43-101 s.8.1(2)(h)];

13.

At the date of this certificate, to the best of my knowledge, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading - as per NI 43-101 s.8.1(2)(i).

Prepared in Longueuil, signed this December 10th, 2013.

Signed & Sealed
Daniel Vallières, Eng. (OIQ # 107203)
Manager, Underground projects
IAMGOLD corporation

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NI 43-101 Technical Report

CERTIFICATE OF GILLES FERLATTE

As an author of this report, “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, I, Gilles Ferlatte, eng., do hereby certify that:

1.	I am currently employed as Vice President Operations and Project at Niobec Inc., 3400, Route du Columbium, Saint-Honoré, Québec, G0V 1L0;

2.	I am a registered mining engineer in the Province of Quebec (OIQ #108692) and I am a member of the Canadian Institute of Mining and Metallurgy

3.	I am a graduate of Laval University, Quebec (B. Eng. Mining) in 1991;

4.	I have practiced my professions of mining engineer continuously for the last 22 years in the fields of base metal and niobium mining;

5.	I have been working for Noranda, Noranda-Falconbridge and Xstrata from 1991 to 2011 and Niobec Inc. (an IAMGOLD Company) since 2011;

6.	I am a full–time employee of Niobec Inc. (an IAMGOLD Company), Canada, since 2011, and I own shares of IAMGOLD Corporation;

7.	I have been involved in several projects at Niobec since 2011, namely the last underground expansion;

8.	I am Vice President of the Niobec Mine for more than 2 years and I have a good understanding of the cost structures and operational context;

9.	I am responsible for Item 20;

10.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, registration as an engineer and past relevant work experience, I fulfill the requirements to be a “qualified person” for purposes of NI 43-101 – as per NI 43-101 s.8.1(2)(c);

11.

I am not independent of IAMGOLD Corporation as set out in Section 1.5 of National Instrument 43-101 -as per NI 43-101 s.8.1(2)(f) and I did receive from my employer participation incentive securities (“options”) and company shares in 2011, 2012 and 2013;

12.

I read the NI 43-101 and the technical report, “Technical report NI 43-101, Update on Niobec Expansion December 2013, issue date December 10th, 2013”, and certify that the technical report has been prepared in compliance with NI 43-101” - as per NI 43-101 s.8.1(2)(h)];

13.

At the date of this certificate, to the best of my knowledge, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading - as per NI 43-101 s.8.1(2)(i).

Prepared in Longueuil, signed this December 10th, 2013.

Signed & Sealed
Gilles Ferlatte, Eng. (OIQ #108692)
Vice President Operations and Project, Niobec Inc.
IAMGOLD corporation

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NI 43-101 Technical Report

CERTIFICATE OF JEAN-FRANÇOIS TREMBLAY

As an author of this report, “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, I, Jean-François Tremblay, geo., do hereby certify that:

1.	I am currently employed as Chief geologist at Niobec Mine, 3400, chemin du Columbium, St-Honore-de-Chicoutimi, QC, Canada, G0V 1L0;

2.	I am registered professional geologist, member in good standing of Ordre des Géologues du Québec, (OGQ # 958);

3.	I graduated from the Université du Québec à Chicoutimi in 1999 and have a Bachelor’s degree in Geology;

4.	I have practiced my profession as geologist in, mineral exploration, environment and mineral production over the last 12 years;

5.	I have been working for Falconbridge/Xstrata Nickel From 2000 and 2001 and from 2004 to 2009) as a project geologist and production geologist;

6.	As a Senior Geologist since March 2010, I am a full–time employee of IAMGOLD Corporation/Niobec Inc., Quebec, Canada and I own shares of IAMGOLD Corporation;

7.

I have been involved in 2011 the last tree reserves and resources Estimation for Niobium type mineralisation, involve in 2011 rare earth resources calculation and in charge of the REE exploration 2011 drilling campaigns;

8.

As a full-time employee at Niobec mining site, 3 400 chemin du Columbium, St-Honoré de Chicoutimi, Québec, G1V 1L0, and Senior geologist, I daily visit the Niobec Inc. property and operation since march 2010;

9.	I am responsible for the item 4-11 and I have a shared responsibility for the item 13.3 of the technical report;

10.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, registration as a professional geologist and past relevant work experience, I fulfill the requirements to be a “qualified person” for purposes of NI 43-101 – as per NI 43-101 s.8.1(2)(c);

11.	I am not independent of IAMGOLD Corporation as set out in Section 1.5 of National Instrument 43-101 -as per NI 43-101 s.8.1(2)(f);

12.

I read the NI 43-101 and the technical report, “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, and certify that the technical report has been prepared in compliance with NI 43-101” - as per NI 43-101 s.8.1(2)(h)];

13.

At the date of this certificate, to the best of my knowledge, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading - as per NI 43-101 s.8.1(2)(i).

Effective on this December 10th, 2013.

Signed & Sealed
Jean-Francois Tremblay, Geo. (OGQ, #958)
Senior Geologist
Niobec inc. (IAMGOLD)

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NI 43-101 Technical Report

CERTIFICATE OF PIERRE PELLETIER

As an author of this report, “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, I, Pierre Pelletier, eng., do hereby certify that:

1.	I am currently employed as Vice president, Metallurgy at IAMGOLD Corporation, 1111, rue Saint-Charles Ouest, Longueuil, QC, Canada, J4K 5G4;

2.	I am a registered mining engineer in the Province of Quebec (OIQ # 36825) and I am a member of the Canadian Institute of Mining and Metallurgy;

3.	I am a graduate of Laval University, Quebec (B. Eng. Mining) in 1982;

4.	I have practiced my professions of mining engineer in mineral processing continuously for the last thirty one years in the fields of gold, base mineral and oxide mineral processing;

5.	I have been working for Falconbridge Copper (1983 to 1988), Audrey Ressources (1988 to 1992), Barrick Gold ( 1992 to 2002) and for Cambior inc. (2003 to 2006). ;

6.	I am a full–time employee of IAMGOLD Corporation, Canada, since acquisition of Cambior by IAMGOLD in 2006, and I own shares of IAMGOLD Corporation;

7.	I have been involved in several projects at Niobec since 2003, namely the last process plant expansion;

8.	I have visited the Niobec Mine on a regular basis over the past 10 years and I have a good understanding of their cost structures and operational context;

9.	I am responsible for Items 13 and 17 and I have a shared responsibility for the item 13.3 of the technical report ;

10.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, registration as an engineer and past relevant work experience, I fulfill the requirements to be a “qualified person” for purposes of NI 43-101 – as per NI 43-101 s.8.1(2)(c);

11.

I am not independent of IAMGOLD Corporation as set out in Section 1.5 of National Instrument 43-101 -as per NI 43-101 s.8.1(2)(f) and I did receive from my employer participation incentive securities (“options”) and company shares in 2007, 2008, 2009, 2010, 2011 and 2012 ;

12.

I read the NI 43-101 and the technical report, “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, and certify that the technical report has been prepared in compliance with NI 43-101” - as per NI 43-101 s.8.1(2)(h)];

13.

At the date of this certificate, to the best of my knowledge, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading - as per NI 43-101 s.8.1(2)(i).

Prepared in Longueuil, signed this December 10th, 2013.

Signed & Sealed
Pierre Pelletier Eng. (OIQ # 36825)
Vice-president, Metallurgy
IAMGOLD corporation

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NI 43-101 Technical Report

CERTIFICATE OF REJEAN SIROIS

As an author of this report, “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, I, Rejean Sirois, eng., do hereby certify that:

1.	I am a registered member of Ordre des Ingénieurs du Québec, # 38754;

2.	I am a member of the Prospectors & Developers Association of Canada, # 14892;

3.	I graduated from the Université du Québec à Chicoutimi in 1983 and have a Bachelor’s degree in Geological Engineering;

4.

I have practiced as a geological engineer since my graduation in exploration and mine geology. Over the last 27 years, I have completed numerous resource estimates for gold, silver, base metals and industrial minerals;

5.

I have been working for G Mining Services Inc. since September 2012 as Vice President, Geology and Resources. I have worked for Cambior/IAMGOLD for 25 years as senior geologist, chief geologist, geology superintendent, mine manager and as Manager – Mining Geology;

6.	I have visited all IAMGOLD`s projects and mines and I have a good understanding of their geological environment. The most recent personal inspection of the Niobec mine was in June 2012;

7.	Denis Miville-Deschenes (SVP, Project Development) gave me the following mandate:

a)	Assessment of the various QPs (member of professional association recognized by NI 43-101 and pertinent experience in resource or reserve estimation);

b)	Assessment of the Mineral Resource & Mineral Reserve “MRMR” from each mine or project as December 31st, 2012;

c)	Make appropriate validation and checks to insure that the MRMR are in line with the CIM standard definitions for Resource and Reserve reporting and can be reproducible.

d)	Validate all the process and assumptions used for resource and reserve estimations and reporting.

e)	Prepare the corporate MRMR statements, the year-end report and sign-off on the IAMGOLD MRMR.

8.

At the date of this certificate, to the best of my knowledge, the report entitled: “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, contains all the necessary information that is required to be disclosed to make the reports not misleading.

9.	I am a “Qualified Person” according to the NI 43-101 definition;

10.	I am independent of IAMGOLD Corporation as set out in Section 1.5 of National Instrument 43-101.

11.	I am a full-time employee of G Mining Services Inc. and do not own shares of IAMGOLD Corporation.

12.	I am responsible for Item 12 and 14 of the technical report and the technical report have been prepared in compliance with NI 43-101.

Effective on this December 10th, 2013.

Signed & Sealed
Réjean Sirois, Eng. (# 38754)
Vice President, Geology and Resources
G Mining Services Inc.

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NI 43-101 Technical Report

CERTIFICATE OF PHILIPPE GAULTIER

As an author of this report, “Technical report NI 43-101, Update on Niobec Expansion, December 2013, issue date December 10th, 2013”, I, Philippe Gaultier, eng., do hereby certify that:

1.	I am currently employed as General Manager, Engineering & Construction at IAMGOLD Corporation, 1111, rue Saint-Charles Ouest, Longueuil, QC, Canada, J4K 5G4;

2.	I am a registered mechanical engineer in the Province of Quebec (OIQ # 130381)

3.	I am a graduate of University of Manitoba, Manitoba (BSc. Mech Eng.) in 1988 and University of Toronto, Ontario (MASc Mech. Eng.) in 1990;

4.	I have practiced my profession continuously for the last Twenty-five years in the fields of mining, petrochemical processes;

5.	I have been working for IAMGOLD since 2008;

6.	I am a full–time employee of IAMGOLD Corporation, Canada, and I own shares of IAMGOLD Corporation;

7.	I have been involved in several projects at Niobec since 2008;

8.	I have made several visits to the Niobec Mine on a regular basis over the past 5 years;

9.	I am responsible for the item 18.1 of the technical report;

10.

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, registration as an engineer and past relevant work experience, I fulfill the requirements to be a “qualified person” for purposes of NI 43-101 -Per NI 43-101 s.8.1(2)(c);

11.

I am not independent of IAMGOLD Corporation as set out in Section 1.5 of National Instrument 43-101 -as per NI 43-101 s.8.1(2)(f) and I did receive from my employer participation incentive securities (“options”) and company shares in 2009, 2010, 2011 and 2012;

12.

I read the NI 43-101 and the technical report ,“Technical report NI 43-101, Update on Niobec Expansion December 2013, issue date December 10th, 2013”, and certify that the technical report has been prepared in compliance with NI 43-101” - as per NI 43-101 s.8.1(2)(h)];

13.

At the date of this certificate, to the best of my knowledge, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading - as per NI 43-101 s.8.1(2)(i).

Prepared in Longueuil, signed this December 10th, 2013

Signed & Sealed
Philippe Gaultier, Eng. MASc (OIQ # 130381)
General Manager, Engineering & Construction
IAMGOLD corporation

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NI 43-101 Technical Report

Table of Contents

1 SUMMARY	1-1
1.1 Property Description and Ownership	1-1
1.2 Geology and Mineral Resource	1-1
1.3 Mineral Reserve	1-2
1.4 Mining	1-3
1.5 Metallurgy and Processing	1-4
1.6 Infrastructure	1-4
1.7 Environment and Social	1-5
1.8 Marketing	1-6
1.9 CAPEX and OPEX Estimation	1-6
1.10 Economic Analysis	1-7

2 INTRODUCTION	2-1
2.1 Scope and Terms of References	2-1
2.2 Sources of Information	2-1
2.3 Qualified Persons and List of Consultants	2-1
2.4 Units of Measure	2-2
2.5 Acronyms and Abbreviations	2-3

3 RELIANCE ON OTHER EXPERTS	3-1
3.1 Other Data Source	3-1
3.2 Limited Responsibility of the Authors	3-1
3.3 Reasonable Data Verification	3-2

4 PROPERTY DESCRIPTION AND LOCATION	4-1
4.1 Location	4-1
4.2 Mineral Rights, Land holdings and Agreements	4-1
4.3 Environmental Approval	4-9

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NI 43-101 Technical Report

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
5.1 Accessibility	5-1
5.2 Topography and Climate	5-1
5.3 Local Resource and Infrastructure	5-1

6 HISTORY	6-1
6.1 Property History	6-1
6.2 Production History	6-1
6.3 Historical Mineral Resource and Reserve Estimates	6-3

7 GEOLOGICAL SETTING AND MINERALISATION	7-1
7.1 Regional Geology	7-1
7.2 Property Geology	7-3
7.2.1 Mineralogy and Mineralisation	7-6

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1
10.1 Data Management, Procedures and Planning	10-1
10.2 Approach and Sampling Procedure	10-5
10.3 Description of Drill core	10-6

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
11.1 Drill Core Sampling	11-1
11.2 Security Measures	11-1
11.3 Sample Preparation and Analyses	11-1
11.4 Quality Control and Quality Assurance	11-4
11.4.1 Internal	11-4
11.4.2 Standard and Blank	11-7
11.4.3 External	11-10

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NI 43-101 Technical Report

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
13.1 Ore Characterisation	13-1
13.2 Metallurgical Testing	13-3
13.2.1 Grinding	13-4
13.2.2 Low Grade Ore in Plant Processing	13-4
13.3 Estimate of Metallurgical Recovery	13-5

14 MINERAL RESOURCE ESTIMATE	14-1
14.1 Summary	14-1
14.2 Database	14-2
14.3 Geological Modelling	14-4
14.4 Statistic	14-5
14.4.1 Raw Data	14-5
14.4.2 Composites	14-6
14.5 Density	14-7
14.6 Variography	14-7
14.7 Block Model	14-8
14.8 Interpolation	14-11
14.9 Validation of the Interpolation	14-11
14.10 Resource Classification	14-12
14.11 Resource Statement	14-14
14.12 Resource Sensivity	14-16
14.13 Comparison between the Dec. 2011 and Dec. 2012 resource estimate	14-21

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1
16.1 Niobec Current Operation	16-1

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16.2 Transitional Mining Plan	16-2
16.3 Block Caving Mining Method	16-3
16.4 Geotechnical	16-5
16.4.1 Geology	16-6
16.4.2 Geotechnical Data and Domaining	16-7
16.4.3 In Situ Stresses	16-9
16.4.4 Caveability Assessment	16-10
16.4.5 Subsidence Prediction	16-12
16.4.6 Fragmentation Assessment	16-14
16.4.7 Mud Rush Potential	16-15
16.5 Mine Design	16-16
16.5.1 Cave Layout	16-16
16.5.2 Mine Access	16-17
16.5.3 Incline Cave (IC)	16-18
16.5.4 Horizontal Cave (HC)	16-21
16.5.5 Ground Support	16-24
16.5.6 Monitoring	16-26
16.6 Mine Schedule	16-27
16.6.1 Lateral Development	16-27
16.6.2 Vertical Development	16-28
16.6.3 Labour	16-28
16.6.4 Mobile Equipment Fleet	16-29
16.7 Mine Infrastructure	16-30
16.7.1 Shafts, Stations and Loading Station	16-32
16.7.2 Ventilation	16-34
16.7.3 Water Management	16-36

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16.7.4 Material Handling System	16-38
16.7.5 Crushing	16-38
16.7.6 Maintenance Facilities	16-40
16.7.7 Service Facilities	16-40
16.7.8 Electrical	16-41
16.7.9 Communication, Instrumentation and Control Systems	16-42

17 RECOVERY METHODS	17-1
17.1 Mineral Processing	17-1
17.2 Process Description	17-1
17.2.1 Crushing, Stockpile and Reclaim	17-3
17.2.2 Grinding	17-3
17.2.3 Desliming	17-3
17.2.4 Carbonate Flotation	17-3
17.2.5 Dewatering	17-4
17.2.6 Magnetic Separation	17-4
17.2.7 Pyrochlore Flotation	17-4
17.2.8 Sulphide Flotation and Leaching	17-4
17.2.9 Drying and Packaging	17-4
17.2.10 Converter	17-4
17.2.11 Tailings Disposal	17-5
17.3 Technology and Risk Issues	17-6

18 PROJECT INFRASTRUCTURE	18-1
18.1 Site Infrastructure	18-1
18.1.1 Geotechnical Conditions	18-1
18.1.2 Access Road	18-1
18.1.3 Gatehouse	18-3

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18.1.4 Service Building	18-4
18.1.5 Communications and IT systems	18-6
18.1.6 Waste Water Treatment	18-7
18.1.7 Fuel Storage	18-7
18.1.8 Water Supply and Discharge	18-8
18.1.9 Electrical Network	18-9
18.1.10 Head Frames	18-10
18.2 Tailings Management	18-11
18.2.1 Description of the Site Selected	18-13
18.2.2 Design Criteria	18-13
18.2.3 Stratigraphy and Tailings Characteristics	18-14
18.2.4 Tailings Storage Facility General Layout	18-15
18.2.5 Flow and Stability Analyses	18-18
18.2.6 Influence of the Subsidence Area on Existing TSF	18-19
18.2.7 Construction of the TSF	18-19

19 MARKET STUDIES AND CONTRACTS	19-1
19.1 Introduction	19-1
19.2 Market Demand	19-2
19.3 Market Supply	19-11
19.4 Market Price	19-15
19.5 Industry and Attraction of Niobec	19-16
19.6 Trade Agreement	19-16

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT	20-1
20.1 Study Area	20-1
20.2 Legal Framework and Permitting Process	20-2
20.2.1 Québec Provincial Environmental Assessment and Permitting Process	20-2

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NI 43-101 Technical Report

20.2.2 Other Provincial Acts, Laws, Regulations and Guidelines	20-6
20.2.3 Canadian Federal Environmental Assessment and Permitting Process	20-7
20.2.4 Other Federal Acts, Laws, Regulations and Guidelines	20-10
20.3 Key Sustainable Development Initiatives	20-11
20.4 Environmental and Social Baseline Study	20-11
20.4.1 Physical Environment – Existing Conditions	20-12
20.4.2 Biological Environment – Existing Conditions	20-24
20.4.3 Human Environment – Existing Conditions	20-29
20.4.4 Tailings, Waste Rock and Slag Geochemical Characteristics	20-33
20.4.5 Water Management	20-35
20.4.6 Hydrogeological Modelisation Studies	20-38
20.4.7 Air Emission Modelisation Study	20-40
20.4.8 Community Information and Consultation Strategy	20-41
20.5 Highlights of the Environmental and Social Impact Assessment (ESIA) Report	20-49
20.6 Environmental Monitoring Program	20-58
20.7 Preliminary Compensation Projects	20-59
20.8 Mine Closure Plan	20-61

21 CAPITAL AND OPERATING COSTS	21-1
21.1 General Assumptions	21-1
21.1.1 Production	21-2
21.1.2 Working Capital	21-2
21.1.3 Closing Costs	21-2
21.2 Capital Expenditures	21-3
21.3 Construction Costs	21-7
21.3.1 Estimate Assumptions	21-7
21.3.2 Presentation of the Estimate	21-8

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21.4 Operating Costs	21-9
21.4.1 Mining Operating Costs	21-10
21.4.2 Processing Operating Costs	21-10
21.4.3 General Services	21-12

22 ECONOMIC ANALYSIS	22-1
22.1 Assumptions	22-1
22.1.1 Metal Price	22-1
22.1.2 Income Tax	22-1
22.1.3 Mining Duties	22-2
22.1.4 Property Taxes	22-2
22.1.5 Production	22-2
22.1.6 Working Capital	22-2
22.2 Work Schedules	22-2
22.3 Operating Schedules	22-3
22.4 Cash Flows	22-5
22.5 Internal Rate of Return	22-5
22.6 Sensitivity	22-5
22.7 Investment Payback Period	22-6
22.8 Project Financial Summary	22-7
22.8.1 Detailed Cash Flows	22-8
22.8.2 Annual Cash Flows	22-8

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1
25.1 Risk Analysis	25-1
25.1.1 Analytical Methods	25-1

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25.1.2 Results	25-3
25.2 Conclusion	25-6
25.2.1 Geology and Mineral Resource	25-6
25.2.2 Mining and Mineral Reserve	25-7
25.2.3 Metallurgy and Processing	25-7
25.2.4 Infrastructure	25-8
25.2.5 Environmental and Social	25-8
25.2.6 Economic Analysis	25-9

26 RECOMMENDATIONS	26-1
26.1 Geology	26-1
26.1.1 Resources Development	26-1
26.1.2 Geometallurgy	26-2
26.1.3 Geological and Structural Model	26-2
26.2 Environment	26-2
26.3 Mining	26-3
26.4 Project Budget	26-4

27 REFERENCES	27-1

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Table of Figures

Figure 4.1: Niobec mine property location	4-2
Figure 4.2: Niobec property claims and mining leases (NTS Claim Map 22D/11)	4-7
Figure 4.3: Niobec Inc. landholding acquisition process	4-8
Figure 4.4: Simplified permitting flow process	4-10
Figure 7.1: Regional geology	7-2
Figure 7.2: Local geology of the alkaline complex	7-5
Figure 9.1: High resolution magnetic map (Grenier, 2013)	9-2
Figure 10.1: Typical vertical drilling section (238+00E ±25 ft.)	10-4
Figure 10.2: Plan view of the drillholes (Level 1450 +25 ft., -150 ft.)	10-5
Figure 11.1: Sample preparation at Niobec	11-3
Figure 11.2: Diagram: description of X-ray fluorescence	11-3
Figure 11.3: Scatter diagram – Re-assay of pulp in 2011-2012	11-5
Figure 11.4 Scatter diagram – Re-assay of coarse rejects in 2011-2012	11-6
Figure 11.5: Diagram for the Standard DH X-1801	11-7
Figure 11.6: Diagram for the Standard DH X-1802	11-8
Figure 11.7: Diagram for the Standard DH X-1805	11-9
Figure 11.8: Diagram for the blank samples	11-10
Figure 11.9: Scatter diagram – Pulp re-assayed by COREM in 2011-2012	11-11
Figure 14.1: Isometric view of the interpreted mineralised zones	14-5
Figure 14.2: Classification of potential resource (section 235+50E)	14-14
Figure 14.3: Envelopes containing Mineral Resources	14-15
Figure 14.4: Tonnage vs. cut-off grade (Nb2O5 ) – Measured and indicated resources	14-18
Figure 14.5: Tonnage vs. cut-off grade (Nb2O5 ) – Inferred resources	14-20
Figure 14.6: Comparison of volumes used for the estimation of December 31, 2011 (green) and the resources of December 31, 2012 (transparent brown)	14-22
Figure 16.1: East-West section looking North of the current mine	16-3
Figure 16.2: Niobec proposed cave layouts	16-5
Figure 16.3: Widely spaced persistent veins at tunnel scale	16-8
Figure 16.4: Histogram of uniaxial compressive strength testing (carbonatite and syenite)	16-9
Figure 16.5: Stability chart according to Laubscher (MRMR vs. HR)	16-11

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Figure 16.6: Subsidence area	16-13
Figure 16.7: Blocks in stopes after instabilities	16-14
Figure 16.8: Cave footprint and layout selected	16-17
Figure 16.9: Isometric view of the SLC and IC layouts	16-19
Figure 16.10: Section views of the SLC and IC layouts	16-20
Figure 16.11: SLC undercutting strategy	16-21
Figure 16.12: General layout of the Horizontal Cave	16-22
Figure 16.13: Plan view of the extraction level	16-23
Figure 16.14: Primary ground support	16-24
Figure 16.15: Secondary ground support (IC intersections and drawpoints)	16-25
Figure 16.16: Secondary ground support (HC intersections and drawpoints)	16-25
Figure 16.17: Manpower requirements (2015-2034)	16-29
Figure 16.18: Ventilation system during incline cave	16-35
Figure 16.19: Ventilation system during horizontal cave	16-36
Figure 16.20: Diagram of the pumping system	16-37
Figure 16.21: Communication and control systems	16-44
Figure 17.1: Simplified Flow sheet of the process at the Niobec plant	17-2
Figure 18.1: Access Road Layout	18-3
Figure 18.2: Gatehouse – Plan View	18-4
Figure 18.3: Service Building – 3D View	18-5
Figure 18.4: Service Building – Plan View	18-6
Figure 18.5: Waste Water Treatment Plant – Plan View	18-7
Figure 18.6: Fuel Storage – Plan View	18-8
Figure 18.7: Preliminary Water Pipeline Routing	18-9
Figure 18.8: Tailing Storage facilities options	18-12
Figure 18.9: Typical cross-section of the TSF external dike	18-16
Figure 18.10: General layout of the phase 1 of the future TSF	18-17
Figure 18.11: General layout of the phase 5 of the future TSF	18-18
Figure 19.1: Consumption of ferroniobium and Intensity of world use	19-4
Figure 19.2: 2012 World consumption of FeNb per area	19-5
Figure 19.3: World: Forecast demand for ferroniobium, 2012 to 2017 (000 t Nb)	19-9
Figure 19.4: Niobec Sales by region	19-11

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Figure 20.1: EIA study areas	20-2
Figure 20.2: Surface deposits in the study area and hydrogeology model limits	20-14
Figure 20.3: Sand groundwater flow	20-19
Figure 20.4: Clay groundwater flow	20-20
Figure 20.5: Rock groundwater flow	20-21
Figure 20.6: Hydraulic conductivity	20-22
Figure 20.7: Saint-Honoré airport acquifer	20-23
Figure 20.8: Annual water balance during operation	20-37
Figure 20.9: Air modelisation model	20-40
Figure 20.10: Information and Consultation Mechanisms	20-42
Figure 20.11: Local stake holders dynamics	20-48
Figure 20.12: Synthesis of sensitive elements	20-50
Figure 21.1: Organization chart – Block caving	21-13
Figure 22.1: Construction and studies schedule – Block caving	22-3
Figure 22.2: Operating schedule – Block caving	22-4
Figure 22.3: Sensitivity Analysis	22-6
Figure 22.4: Cumulative cash flow after taxes	22-7
Figure 25.1: Inherent risk heat map	25-4
Figure 25.2: Distribution of the 70 risks identified by category	25-4

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List of Tables

Table 1.1: Mineral resource estimate	1-2
Table 1.2: Mineral reserve estimate	1-3
Table 1.3: Summary of CAPEX	1-7
Table 1.4: Summary of OPEX	1-7
Table 1.5: Block caving project – result summary	1-8
Table 1.6: Internal rate of return	1-8
Table 1.7: Disclaimed cash flow	1-8
Table 2.1: Qualified persons and areas of responsibility	2-2
Table 4.1: List of mining leases and claims of Niobec Inc.	4-3
Table 6.1: Mining production history	6-2
Table 6.2: History of reserves at Niobec over the years	6-4
Table 10.1: Annual quantities of diamond drilling at Niobec	10-3
Table 11.1: Statistical duplicate assays in 2011-2012 – Pulp (% Nb2O5 )	11-5
Table 11.2: Re-assay of coarse rejects, 2011-2012 statistics (% Nb2O5 )	11-6
Table 11.3: Statistics for the standard DH X-1801	11-7
Table 11.4: Statistics for the standard DH X-1802	11-8
Table 11.5: Statistics for the standard DH X-1805	11-8
Table 11.6: Statistics for the blank samples	11-9
Table 11.7: Statistics of 2011-2012 pulp samples re-assayed by COREM (% Nb2O5 )	11-11
Table 13.1: Mineral Composition at Niobec mine	13-2
Table 13.2: Chemical composition of minerals at Niobec mine.	13-3
Table 13.3: Grinding Index	13-4
Table 13.4: Bulk sample result	13-4
Table 14.1: Mineral Resource Estimate based on block caving mining method and using a 0.2% Nb2O5 cut-off grade	14-1
Table 14.2: Tables and fields in the Niobec database	14-3
Table 14.3: Statistics of the raw data	14-6
Table 14.4: Summary of overall carbonatite statistics – 20 feet composites	14-7
Table 14.5: Variographic statistics	14-8
Table 14.6: Block model parameters of the Niobec mine	14-9

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Table 14.7: Coding of block models	14-9
Table 14.8: Block model attributes	14-10
Table 14.9: Comparison between composite and interpolated grade	14-12
Table 14.10: Resource classification	14-13
Table 14.11: Mineral resource of the Niobec mine	14-16
Table 14.12: Tonnage vs. cut-off grade (Nb2O5 ) – Measured and indicated resources	14-17
Table 14.13: Tonnage vs. cut-off grade (Nb2O5 ) – Inferred resources	14-19
Table 14.14: Comparison between the December 31, 2011 and actual resource estimate	14-21
Table 15.1: Mineral reserve statement, Niobec expansion project.	15-1
Table 16.1: Description of the CODELOT classification	16-7
Table 16.2: Mobile equipment fleet	16-30
Table 16.3: Mine Infrastructure Requirements	16-31
Table 16.4: Shafts parameters	16-33
Table 16.5: Crushing complex – Design criteria	16-39
Table 17.1: Process design criteria	17-2
Table 19.1: Products of nionium	19-2
Table 19.2: World: Crude steel production growth, 1990 to 2020 (%py)	19-6
Table 19.3: Alternative scenarios for intensity of ferroniobium use in steel (g/t FeNb)	19-8
Table 19.4: Principal Niobium Producers	19-12
Table 19.5: World: Summary of the Principal Niobium Mine Projects	19-13
Table 19.6: Year-end average CIF import value of ferroniobium, 2012 and forecast to 2017 (US$/kg Nb, nominal prices)	19-16
Table 20.1: Provincial permitting process	20-5
Table 20.2: Federal permitting process	20-9
Table 20.3: Analysis of social concerns	20-44
Table 20.4: Most significant negative and positive impacts associated with the construction and operation phases	20-52
Table 21.1: Capital and sustaining estimates summary	21-3
Table 21.2: Capital - Block caving (C$ 000) – Project	21-4
Table 21.3: Capital - Block caving (C$ 000) – Sustaining	21-5
Table 21.4: Capital - Block caving (C$ 000) – Total	21-6
Table 21.5: Detail of the construction costs (C$)	21-9

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Table 21.6: Operating costs – Block caving	21-10
Table 21.7: Summary of operating costs per tonne	21-10
Table 21.8: Manpower	21-11
Table 21.9: Unit operating costs	21-12
Table 22.1: Discounted cash flows	22-5
Table 22.2: Internal rate of return	22-5
Table 22.3: Block caving project – Results summary	22-8
Table 22.4: Detailed cash flow – Block caving	22-9
Table 22.5: Detailed cash flow – Block caving	22-10
Table 22.6: Summary of cash flows (C$)	22-11
Table 22.7: Summary of cash flows (C$) Continued	22-11
Table 22.8: Summary of cash flows (US$)	22-12
Table 22.9: Summary of cash flows (US$) continued	22-12
Table 25.1: Impact Assessment	25-2
Table 25.2: Probability Assessment	25-3
Table 25.3: Ten highest risks before mitigation	25-5
Table 26.1: Five year plan ; Diamond drilling	26-1

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1    SUMMARY

IAMGOLD Corporation’s Project Development Group was mandated to conduct a feasibility study regarding the expansion project of the Niobec mine, located in the province of Québec in Canada. The mining method selected from previous studies is underground mining by block caving.

This technical report was prepared to comply with the disclosure and reporting requirements of National Instrument 43-101 (NI 43-101) and form 43-101F1. The mineral estimation is based on the CIM standards.

This report has been prepared using data obtained from diamond drilling, geotechnical investigations, vendor quotations, and data contained in several technical reports.

1.1    Property Description and Ownership

The Niobec underground mine is currently in operation and is located about 13 kilometres northwest of Ville de Saguenay. The property covers a total area of 8,858.93 hectares, including two mining leases, No. 663 and No. 706 and 201 exploration claims. Mining leases have been renewed until 2015. A third mining lease covering future expansion area is underway for approval by MRN.

An agreement dated August 31st, 2011 between Niobec Inc. and IAMGOLD Corporation granted IAMGOLD Corporation 100% of the beneficial rights to all the non-niobium mineral rights located on the Niobec property.

1.2    Geology and Mineral Resource

The Niobec deposit is mainly defined from drill core and is in operation since 1976. The deposit is a part of the Saint-Honoré alkaline complex, the carbonatite is an igneous rock made up of at least fifty percent of carbonate mineral (calcite, dolomite, etc.). The economic mineralisation is formed of ferrian and sodic pyrochlore. Additionally, geological contacts are progressive. The ore is defined in terms of percentage of Nb2O5. Since 2011, the drillhole database has been increased to a total of 4,060 drillholes and 194,558 sampling intervals assayed for Nb2O5.

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The mineral resource provided in this technical report with the data available as of December 31, 2012 reached 629.9 M tonnes of measured and indicated resources at an average grade of 0.42% Nb2O5, and 67.7 M tonnes of inferred resources at an average grade of 0.37% Nb2O5. The mineral resource estimate is presented in Table 1.1.

Table 1.1: Mineral resource estimate

Niobec - Mineral Resource Estimates

	December 31st, 2012 (cut-off grade 0.2% Nb2O5) PCBC Nb55 Footprint, feasibility block model and solids
Resource Categories	Tonnes	Grade	Contained Tonnes Nb2O5 (000)
	(000)	(% Nb2O5)
Total Measured	286,006	0.44	1,252
Total Indicated	343,908	0.40	1,379
Total Measured + Indicated	629,914	0.42	2,631
Total Inferred	67,699	0.37	252

1.	CIM definitions were followed for Mineral Resource Estimates
2.	Mineral Resource was estimated by Réjean Sirois, Eng., Vice President, Geology and Resources, G Mining Services Inc.
3.	Mineral Resource is estimated at a cut-off grade of 0.20% Nb2O5
4.	A density of 2.84 g/cm3 (0.0804 t/pi3) was used for this estimate
5.	Mineral Resource is enclosed within a block caving envelope generated by PCBC software with a theoretical value of 55 US$/kg of Niobium
6.	Mineral Resource is not a Mineral Reserve and do not have demonstrated economic viability
7.	Numbers may not add due to rounding

1.3     Mineral Reserve

The mineral reserve estimate for the Niobec expansion project is presented in Table 1.2. It was estimated using the resource block model as defined on December 31, 2012 and for a block caving mining method. It takes into account the effect of mixing measured and indicated resources with barren material originating from Trenton limestone, overlying the deposit. The reserve has been classified as probable to reflect the uncertainty associated with the estimation of material movement within the caving zone.

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Table 1.2: Mineral reserve estimate

Reserve category	Tonnes (000)	Nb2O5 Grade (%)
Proven	0	0.00
Probable	416,420	0.41
Total	416,420	0.41

1.	CIM definitions were followed for Mineral Resource Estimates
2.	Mineral Reserve was estimated by Daniel Vallieres Eng., Manager Underground Projects Iamgold.
3.	Mineral Reserve estimated at US$45/kgNb
4.	Shut off NSR value of $26.29/t
5.	Mining factors, metallurgical recoveries and conversion incl.
6.	6.1 Mt at 0.32% Nb2O5 of development were included in the reserve as dilution due to the fact they will be processed.

1.4    Mining

The Niobec mine currently produces about 2.4 Mtpy of ore, using an open-stope mining method. Block cave mining is contemplated to increase the annual production to 10 Mt. In order to facilitate the transition from the current mining method to block caving and to allow a faster cave implementation, it is planned to mine the western part of the deposit using an double-sided inclined cave layout, initiated by sub-level caving. Afterwards, a more typical horizontal cave layout is planned to continue ore extraction in the eastern part of the orebody.

Geotechnical domaining was performed by Itasca using available lithological and geotechnical information, as well as geotechnical data specifically acquired for the feasibility. Several detailed analyses on cave growth, fragmentation, subsidence, etc. were conducted by Itasca and reviewed by SRK. The results show that it will be possible to sustain continuous caving from the proposed cave footprint. Primary fragmentation is predicted to be quite coarse (>20% of fragments >2 m3) in the first year of full production. Then, fines migration and secondary fragmentation act to push this percentage below 10%. Numerical modeling was also conducted to estimate the extents of the subsidence zone and the mud rush potential. Several instrumentation systems are planned to closely monitor the cave propagation and the expansion of the subsidence zone.

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Two new shafts are planned for the access to the cave operation. A total of 94 km of lateral development and 10 km of vertical development is planned for the realisation of the entire expansion project. The existing mine infrastructure will be used until 2018 and then, a complete set of new underground infrastructure will be required, including a crushing complex, several ore passes and ore silos, a loading station, a pumping station, workshops, etc.

1.5    Metallurgy and Processing

The size of the mine expansion and the future production level require the construction of a new concentrator and a new convertor. Their design is based on the actual process which has a capacity of 2.4 Mtpy. The 37 years of processing ore experience and results are adapted to the required needs of supporting an increase in production to 10 Mtpy. However, the conventional ball mill and rod mill grinding circuit would be replaced by a SAG mill and a ball mill.

Metallurgical test work has been carried out in order to properly design the new processing facilities. Because of the long history of the operation, the testwork program was focused on the areas affected by changes to the process flowsheet and/or equipment types. Niobium pentoxide (Nb2O5) recovery, at the concentrator, was estimated based on a statistical analysis of the historical data from the actual operation. However, to compensate for the lack of historical data in the range of feed grades estimated for the expansion project, laboratory testwork have been done on selected samples. Low grade ore bulk samples have also been processed in the actual plant with success.

1.6     Infrastructure

With the mining method contemplated, new surface infrastructure is required, including an administration building complete with workshop and warehouse, an access road, water supply infrastructure, etc., for which the feasibility engineering was conducted by SNC-Lavalin and internal IAMGOLD engineering. Two new head frames for production and service shafts will be required, which were designed and estimated by Genivar. No interruption in production is planned. This therefore implies that most of the current infrastructure will be in use during the construction phase.

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New tailings storage facilities (TSF) will also be required. A location approximately four kilometres west of current infrastructure was selected and additional geotechnical investigations were carried out. The required capacity is 445 Mt, corresponding to a total volume of 263 Mm3. The TSF will be built in four to five phases to allow for progressive restoration, minimize wind erosion and the quantity of water to be managed as well as enable design adjustments if required. It will be built using the same concept currently in use at Niobec, with dikes composed of compacted tailings. In addition, it is planned to surround the TSF with a peripheral soil-bentonite slurry wall, anchored into the underlying clay.

1.7     Environment and Social

The Niobec expansion project is subjected to the Québec and the federal environmental assessment (EA) processes. Both processes are independent and are conducted at the same time. The environmental and social impact study, a key document for both EAs, was filed to the MDDEFP and CEAA in early 2013. Both EA processes are on-going and expected to be completed by the end of 2014.

Numerous sustainable development initiatives have been integrated in the project design, including the development and implementation of a community engagement and consultation process very early in the project development phase. To date, the project appears to be well accepted and supported by the community and the local politicians.

There are no very high or high negative environmental or social impacts associated with the expansion project. The main negative impacts of the expansion project are classified as medium impacts and relate to the acquisition of private properties, to the loss of 650 ha of wetlands and the potential modification of the groundwater flow around the block caving area. A potential increase in the risk around the TSF and the block caving area may also be associated with the expansion project and requires to be further studied. On the other hand, the expansion project will have numerous positive impacts, for the community. It would maintain 490 existing jobs and create 170 new ones and generate significant economic benefits for the local and regional community as well as for the local, provincial and federal governments.

An extensive impact mitigation and environmental monitoring program will be implemented. Wetland and fish habitat loss compensation programs will be implemented as well. A preliminary mine closure plan was developed, including the implementation of a progressive TSF revegetation strategy, starting as early as year 1 of the deposition of tailings.

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1.8     Marketing

Niobium is a niche metal, found mainly in the minerals pyrochlore and columbite. Generally, the niobium ore concentrate is converted to ferroniobium standard content (HSLA rank, 66 % Nb). In this form, the ferroniobium is directly used by the iron and steel industry to improve the grade of the steel, by its particular chemical properties, such as its high melting point, its relatively low density, its resistance to corrosion, etc.

The ferroniobium market is expected to grow due to two factors; growth in crude steel production and growth in the niobium intensity used. At present there are three major producers, CBMM (Brazil), Niobec (Canada) and Catalão (Brazil). CBMM dominates the market with approximately 83 % of the world production. Catalão and Niobec each hold approximately 8 % of market share. The expansion projects, currently under way with the three major producers, will be sufficient to meet the increasing demand for niobium and will allow them to maintain their respective market share. A few projects exist elsewhere in the world but their overall contribution to total ferroniobium supply will not be major.

1.9     CAPEX and OPEX Estimation

The estimated project capital costs are summarised in Table 1.3 below.

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Table 1.3: Summary of CAPEX

Capital (M CDN$)	Base Case 2.4 Mt	Block Caving 10 Mt
Surface Capital	—	1,261
Mine Capital	—	535
Sustaining Capital	412	1,060
Total	412	2,856

A summary of the estimated operating costs is shown in Table 1.4.

Table 1.4: Summary of OPEX

Block Caving (CDN$)	Feasiblity
Mining Costs ($/t mined)	7.55
Concentrator ($/t milled)	10.05
Converter ($/kgNb)	3.72

1.10     Economic Analysis

The economic evaluation of the project was performed by IAMGOLD. Key parameters used were for the majority of the LOM US$45 /kg Nb and an exchange rate of US$1.00 = CND$ 1.00 (See item 21.1 for more details)

The results of the feasibility study show that the expansion of Niobec to a block cave operation at 10 Mtpy demonstrates a positive economic outcome shown in Tables 1.5, 1.6, 1.7. For an initial investments of $1,796 M and sustaining capital of $1,060 M, the project will generate a discounted (8%) net cash flow of $1,590 M after tax over the LOM. This represents a rate of return of 15.1% of the investment, once compared to the base case.

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Table 1.5: Block caving project – result summary

(M CDN$) Throughput	CANI-4 10 Mt
Tonnes (000)	416,420
Grade (Nb205)	0.41%
Recovery	52.7%
Nb Production (000’s kg)	613,028
Mine Life	45
Avg. Production (000’s kg)	14,610
Revenue	29,848
Costs	10,871
Initial Capital	1,796
Sustaining Capital	1,060
Total Capital	2,856
Pre-tax NAV (8%)	2,745
After-tax NAV (8%)	1,590

Table 1.6: Internal rate of return

Internal return rate (%)	15.1%

Table 1.7: Disclaimed cash flow

Discount Rate	CF (M CDN$)
0.00%	10,309
5.00%	3,076
8.00%	1,590
10.00%	1,014

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2     INTRODUCTION

2.1     Scope and Terms of References

IAMGOLD Corporation’s Project Development Group was mandated to conduct a feasibility study regarding the expansion project of the Niobec mine, located in the province of Québec in Canada. The mining method selected from previous studies is underground mining by block caving.

This technical report was prepared to comply with the disclosure and reporting requirements of National Instrument 43-101 (NI 43-101) and form 43-101F1. The mineral estimation is based on the CIM standards.

This technical report is at the feasibility stage. Therefore, the accuracy of the estimates is ±15% for the operating and capital costs All costs and financial information are based on the fourth quarter of 2013 and are expressed in Canadian dollars, unless otherwise indicated.

2.2     Sources of Information

This report has been prepared using data obtained from diamond drilling, geotechnical investigations, vendor quotations, and data contained in several technical reports. All the references are available in Item 27.

Geological data in this report comes from different sources. Over the 37 years of mining at Niobec, internal documents (internal Gems database, internal reports, historical maps and drilling data, etc.) provided numerous information to the geology department.

2.3     Qualified Persons and List of Consultants

The following groups at IAMGOLD have collaborated in the preparation of this report, under the supervision of the Project Development Group:

•	Niobec mine employees;

•	Marketing Group;

•	Health, Safety, Sustainability and Environment Groups.

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Several external consultants, selected for their specific expertise, have contributed to this report and helped estimate the capital and the operating costs. A complete list can be found in Item 3.

The list of qualified persons and section(s) under their responsibility is presented in Table 2.1.

Table 2.1: Qualified persons and areas of responsibility

Qualified Person	Position	Site Visit	Item of the report
Daniel Vallières, eng.	Manager, Underground Projects at IAMGOLD	Site visits on regular basis over the past 7 years	1-3, 15-26 excluding 17, 18.1 & 20

Jean-François Tremblay, geo.	Senior Geologist at Niobec	Site based	4-11, 13.3

Réjean Sirois, eng.	Vice-President, Geology and Resources at G Mining Services Inc.	Several visits before 2012, last site visit was in June 2012	12 & 14

Pierre Pelletier, eng.	Vice-President, Metallurgy at IAMGOLD	Site visits on regular basis over the past 10 years	13 & 17
Philippe Gaultier, eng.	General Manager, Engineering & Construction at IAMGOLD	Site visits on regular basis over the past 5 years	18.1

Gilles Ferlatte, eng.	Vice-President, Operations Project Niobec	Site based	20

2.4     Units of Measure

All units of measure in this report are in the metric system unless otherwise stated. Since the Niobec mine currently works with the imperial measurement system, a conversion table is provided below for readers more familiar with the imperial system.

Linear measurements

1 centimetre (cm)	= 0.394 inches
1 metre (m)	= 3.2808 feet
1 kilometre (km)	= 0.6214 miles

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Area measurements

1 hectare	= 100 m by 100 m = 2.47 acres
1 square kilometer	= 247.1 acres = 0.3861 square miles

Weight

1 metric tonne (tonne)	= 2,204.6 pounds = 1.1023 short tons (tons)
1 kilogram (kg)	= 2,205 pounds = 35.274 ounces (oz) = 32,151 Troy ounces

2.5     Acronyms and Abbreviations

The following is a list of the most commonly used acronyms and abbreviations in this report.

AMQ:	Association Minière du Québec (Québec Mining Association)
BAPE:	Bureau des Audiences Publiques en Environnement (Public Hearing Office)
BM :	Ball mill
BTU:	British Thermal Unit
CBMM:	Companhia Brasileira de Metalurgia e Mineração
CAGR:	Compound Annual Growth Rate
CCME:	Canadian Council of Ministers of the Environment
CEAA:	Canadian Environmental Assessment Agency
CofA:	Certificate of Authorization
DCF:	Discounted cash flow
DFN:	Discrete Fracture Network
DFO:	Department of Fisheries and Oceans (Canada)
EA:	Environmental assessment
EEM:	Environmental Effects Monitoring
ESIA:	Environmental and Social Impact Assessment

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EQA:	Environment Quality Act (Québec)
FCA:	Free Carrier
FeNb:	Ferroniobium
FF:	Fracture frequency
HC:	Horizontal cave
HR:	Hydraulic radius
HSLA:	High Strength Low Alloy
HVAC:	Heating, Ventilation & Air Conditioning
IC:	Inclined cave
IRR:	Internal rate of return
LEED:	Leadership in Energy and Environmental Design
LOM:	Life of mine
MDDEP :	Ministère du Développement Durable, de l’Environnement et des Parcs (Sustainable Development, Environment and Parks Ministry) (Québec)
MDDEFP:	Ministère du Développement Durable, de l’Environnement, de la Faune et des Parcs (Sustainable Development, Environment, Wildlife and Parks Ministry) (Québec)
MRMR:	Mining Rock Mass Rating —Laubscher
MRN:	Ministère des Ressources Naturelles (Québec)
NPV:	Net Present Value
Nb2O5:	Niobium pentoxide
OK:	Ordinary Kriging
QA-QC:	Quality assurance—quality control
QP:	Qualified Person
RCM:	Regional County Municipality
REBOP:	Rapid Emulation based on Particle-Flow-Code

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REE:	Rare earth element
RMR:	Rock Mass Rating - Bieniawski
RQD:	Rock Quality Designation
SAG:	Semi-autogenous grinding
SLC:	Sub-level caving
SRM:	Synthetic Rock Mass
TCLP:	Toxicity Characteristic Leaching Procedure
TDR:	Time Domain Reflectometry
TSF:	Tailing Storage Facilities
TSS:	Total suspended solids
UCS:	Uniaxial Compressive Strength
Wi-Fi:	Wireless Fidelity
CFM:	Cubic feet per minute
d:	day
ft:	feet
gpm:	Gallon per minute
HP:	Horse power
h:	hour
km:	kilometre
l/s:	litres per second
m:	metre
mm:	millimetre
M:	Millions
My:	Millions of years
m/d:	metre per day

Update on Niobec Expansion	December 2013	2-5

NI 43-101 Technical Report

m3/s:	cubic metre per second
m3/d:	cubic metre per day
ppm:	parts per million
s:	second
t:	tonne
tph:	tonne per hour
tpd :	tonne per day
tpy :	tonne per year

Update on Niobec Expansion	December 2013	2-6

NI 43-101 Technical Report

3    RELIANCE ON OTHER EXPERTS

3.1    Other Data Source

The technical material considered in the present report is based on data produced by IAMGOLD and other sources. In the production of this report, the authors have used information from technical reports produced by different consultants. Item 27 provides a full list of reference documents used in preparing this report. The list of principal consultants is as follows:

•	Itasca Consulting Group Inc.: Rock mechanics, Block caving mining;

•	SRK Consulting: Rock mechanics, Block caving mining;

•	Dennis Laubscher: Block caving mining;

•	Roche ltée Groupe-Conseil / ASDR Solutions: Loading station and shafts;

•	ASDR Solutions: underground crushing complex;

•	3DS Geovia: Cave production scheduling;

•	SENES Consultants Limited: Radon assessment;

•	SNC-Lavalin Inc.: Tailings storage facility, Service building, Processing facility;

•	Groupe Qualitas Inc.: Geotechnical investigations;

•	Genivar Inc.: Headframes, Environmental and social impact assessment;

•	Cegertec WorleyParsons : Access road, sanitary sewer line;

•	Transfert Environnement et Société: Social acceptability approach;

•	Roskill: Marketing.

3.2    Limited Responsibility of the Authors

The authors responsibility is limited to using the data collected by IAMGOLD. The authors do not take any responsibility for the quality of the data that was historically produced by IAMGOLD, other than the customary verification done to comply with the NI 43-101 rules.

The authors have found the quality of the data to be in good standing. There is no reason to doubt or further investigate its validity based on the evidence available at the time of writing this report. The present report intends to comply with the NI 43-101 rules regarding the production of a Technical Report.

Update on Niobec Expansion	December 2013	3-1

NI 43-101 Technical Report

3.3    Reasonable Data Verification

The authors did verify data available from IAMGOLD and from the different consultants. To the authors knowledge information used in this technical report is considered to be of sufficient quality to comply with a NI 43-101 technical report and provides the desired level of accuracy for a feasibility study.

The resource QP is of the opinion that the drill hole and assay database for the Niobec mine used for the feasibility study is of sufficient quality to permit the completion of a NI 43-101 Mineral Resource and Mineral Reserve Estimate and provides the basis for the conclusions and recommendations stated in this technical report.

Update on Niobec Expansion	December 2013	3-2

NI 43-101 Technical Report

4    PROPERTY DESCRIPTION AND LOCATION

4.1    Location

The Niobec property, which includes the underground mine currently in operation and the REE deposit, is located thirteen kilometres northwest of Ville de Saguenay (Chicoutimi) in the province of Québec. More accurately, the mine is within the boundaries of the Saint-Honoré municipality, in the Simard Township. See Figure 4.1.

4.2    Mineral Rights, Land holdings and Agreements

The property covers a total area of 8,858.93 hectares, which includes two mining leases, No. 663 and No. 706 (with respective areas of 79.9 and 49.5 hectares) and 201 exploration claims totaling 8729.48 hectares. Mining leases have been renewed until 2015. For the benefit of the Niobec expansion project, a third mining lease, covering all the projected mining infrastructures, was requested and is following the normal governmental approval process. Four mining claims touched by the delineation of this new mining lease are presently suspended by the Ministry awaiting to have their final modified description defined by this new mining lease.

An agreement dated August 31, 2011 between Niobec Inc. and IAMGOLD Corporation granted IAMGOLD Corporation 100% of the beneficial rights to all the non-niobium mineral rights located on the Niobec property.

Figure 4.1 describes the mining leases and exploration titles of the Niobec property, with their locations shown in Figure 4.2. This information is taken from the Ministère des Ressources naturelles (MRN) website (www.mrnf.gouv.qc.ca/mines/titles/headlines-gestim.jsp).

Update on Niobec Expansion	December 2013	4-1

NI 43-101 Technical Report

Figure 4.1: Niobec mine property location

Update on Niobec Expansion	December 2013	4-2

NI 43-101 Technical Report

Table 4.1: List of mining leases and claims of Niobec Inc.

NTS Sheet	Type of title	Title no.	Status	Registration date	Expiry date	Surface (Ha)	Registered owner (name, number and percentage)
22D11	BM	663	Active	19750116	20150115	79.93	Niobec Inc. (88562) 100%
22D11	BM	706	Active	19800605	20150604	49.52	Niobec Inc. (88562) 100%
22D11	CDC	2336095	Active	20120316	20140315	56.98	Niobec Inc. (88562) 100%
22D11	CDC	2345953	Active	20120522	20140521	56.98	Niobec Inc. (88562) 100%
22D11	CDC	2384493	Active	20130423	20150422	57	Niobec Inc. (88562) 100%
22D11	CDC	2345958	Active	20120522	20140521	56.92	Niobec Inc. (88562) 100%
22D11	CDC	2350438	Active	20120611	20140610	56.97	Niobec Inc. (88562) 100%
22D11	CDC	2366143	Active	20121009	20141008	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2345950	Active	20120522	20140521	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2353527	Active	20120629	20140628	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2198165	Active	20100105	20160104	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2350432	Active	20120611	20140610	56.93	Niobec Inc. (88562) 100%
22D11	CDC	2350420	Active	20120611	20140610	56.95	Niobec Inc. (88562) 100%
22D11	CDC	2350419	Active	20120611	20140610	56.95	Niobec Inc. (88562) 100%
22D11	CDC	2345954	Active	20120522	20140521	56.93	Niobec Inc. (88562) 100%
22D11	CDC	2352045	Active	20120621	20140620	56.98	Niobec Inc. (88562) 100%
22D11	CDC	2345955	Active	20120522	20140521	56.92	Niobec Inc. (88562) 100%
22D11	CDC	2350437	Active	20120611	20140610	56.93	Niobec Inc. (88562) 100%
22D11	CDC	2350434	Active	20120611	20140610	56.93	Niobec Inc. (88562) 100%
22D11	CDC	2365458	Active	20121002	20151001	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2381806	Active	20130311	20150310	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2350429	Active	20120611	20140610	56.94	Niobec Inc. (88562) 100%
22D11	CDC	2345944	Active	20120522	20140521	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2372550	Active	20121210	20141209	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2353533	Active	20120629	20140628	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2365460	Active	20121002	20151001	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2345951	Active	20120522	20140521	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2235742	Active	20100601	20140531	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2350418	Active	20120611	20140610	56.95	Niobec Inc. (88562) 100%
22D11	CDC	2350426	Active	20120611	20140610	56.94	Niobec Inc. (88562) 100%
22D11	CDC	2345957	Active	20120522	20140521	56.92	Niobec Inc. (88562) 100%
22D11	CDC	2350430	Active	20120611	20140610	56.93	Niobec Inc. (88562) 100%
22D11	CDC	2351947	Active	20120620	20140619	57	Niobec Inc. (88562) 100%
22D11	CDC	2350422	Active	20120611	20140610	56.94	Niobec Inc. (88562) 100%
22D11	CDC	2366165	Active	20121009	20141008	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2369515	Active	20121106	20141105	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2353604	Active	20120703	20140702	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2345960	Active	20120522	20140521	56.92	Niobec Inc. (88562) 100%
22D11	CDC	2384122	Active	20130416	20150415	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2350446	Active	20120611	20140610	56.96	Niobec Inc. (88562) 100%
22D11	CDC	2350425	Active	20120611	20140610	56.94	Niobec Inc. (88562) 100%
22D11	CDC	2314300	Active	20110930	20150929	57	Niobec Inc. (88562) 100%
22D11	CDC	2314301	Active	20110930	20150929	57	Niobec Inc. (88562) 100%
22D11	CDC	2353532	Active	20120629	20140628	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2352006	Active	20120620	20140619	56.99	Niobec Inc. (88562) 100%
22D11	CDC	2352005	Active	20120620	20140619	56.99	Niobec Inc. (88562) 100%
22D11	CDC	2353528	Active	20120629	20140628	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2381807	Active	20130311	20150310	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2350441	Active	20120611	20140610	56.97	Niobec Inc. (88562) 100%
22D11	CDC	2314298	Active	20110930	20150929	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2198159	Active	20100105	20160104	57.05	Niobec Inc. (88562) 100%
22D11	CDC	2350435	Active	20120611	20140610	56.93	Niobec Inc. (88562) 100%
22D11	CDC	2350417	Active	20120611	20140610	56.95	Niobec Inc. (88562) 100%
22D11	CDC	2345946	Active	20120522	20140521	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2351882	Active	20120619	20140618	57	Niobec Inc. (88562) 100%
22D11	CDC	2363247	Active	20120910	20140909	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2345959	Active	20120522	20140521	56.92	Niobec Inc. (88562) 100%
22D11	CDC	2350443	Active	20120611	20140610	56.96	Niobec Inc. (88562) 100%

Update on Niobec Expansion	December 2013	4-3

NI 43-101 Technical Report

NTS Sheet	Type of title	Title no.	Status	Registration date	Expiry date	Surface (Ha)	Registered owner (name, number and percentage)
22D11	CDC	2350427	Active	20120611	20140610	56.94	Niobec Inc. (88562) 100%
22D11	CDC	2345945	Active	20120522	20140521	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2350416	Active	20120611	20140610	56.95	Niobec Inc. (88562) 100%
22D11	CDC	2235741	Active	20100601	20140531	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2350414	Active	20120611	20140610	56.95	Niobec Inc. (88562) 100%
22D11	CDC	2353530	Active	20120629	20140628	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2350415	Active	20120611	20140610	56.95	Niobec Inc. (88562) 100%
22D11	CDC	2336096	Active	20120316	20140315	56.98	Niobec Inc. (88562) 100%
22D11	CDC	2345949	Active	20120522	20140521	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2353529	Active	20120629	20140628	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2345948	Active	20120522	20140521	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2369514	Active	20121106	20141105	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2350424	Active	20120611	20140610	56.94	Niobec Inc. (88562) 100%
22D11	CDC	2353531	Active	20120629	20140628	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2345952	Active	20120522	20140521	56.99	Niobec Inc. (88562) 100%
22D11	CDC	2198164	Active	20100105	20160104	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2353534	Active	20120629	20140628	47.32	Niobec Inc. (88562) 100%
22D11	CDC	2198158	Active	20100105	20160104	57.05	Niobec Inc. (88562) 100%
22D11	CDC	2384494	Active	20130423	20150422	56.99	Niobec Inc. (88562) 100%
22D11	CDC	2345947	Active	20120522	20140521	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2366144	Active	20121009	20141008	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2350433	Active	20120611	20140610	56.93	Niobec Inc. (88562) 100%
22D11	CDC	2198162	Active	20100105	20160104	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2351948	Active	20120620	20140619	57	Niobec Inc. (88562) 100%
22D11	CDC	2372548	Active	20121210	20141209	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2372547	Active	20121210	20141209	57.05	Niobec Inc. (88562) 100%
22D11	CDC	2384495	Active	20130423	20150422	56.98	Niobec Inc. (88562) 100%
22D11	CDC	2369516	Active	20121106	20141105	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2350445	Active	20120611	20140610	56.96	Niobec Inc. (88562) 100%
22D11	CDC	2372549	Active	20121210	20141209	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2350421	Active	20120611	20140610	56.95	Niobec Inc. (88562) 100%
22D11	CDC	2325939	Active	20111130	20151129	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2372551	Active	20121210	20141209	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2198160	Active	20100105	20160104	57.05	Niobec Inc. (88562) 100%
22D11	CDC	2350442	Active	20120611	20140610	56.96	Niobec Inc. (88562) 100%
22D11	CDC	2350428	Active	20120611	20140610	56.94	Niobec Inc. (88562) 100%
22D11	CDC	2350440	Active	20120611	20140610	56.97	Niobec Inc. (88562) 100%
22D11	CDC	2351884	Active	20120619	20140618	56.99	Niobec Inc. (88562) 100%
22D11	CDC	2336097	Active	20120316	20140315	56.98	Niobec Inc. (88562) 100%
22D11	CDC	2314299	Active	20110930	20150929	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2353526	Active	20120629	20140628	57.05	Niobec Inc. (88562) 100%
22D11	CDC	2351883	Active	20120619	20140618	56.99	Niobec Inc. (88562) 100%
22D11	CDC	2353605	Active	20120703	20140702	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2350436	Active	20120611	20140610	56.93	Niobec Inc. (88562) 100%
22D11	CDC	2365459	Active	20121002	20151001	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2345956	Active	20120522	20140521	56.92	Niobec Inc. (88562) 100%
22D11	CDC	2355462	Active	20120718	20140717	57.01	Niobec Inc. (88562) 100%
22D11	CDC	2383045	Active	20130326	20160325	57.03	Niobec Inc. (88562) 100%
22D11	CDC	2350431	Active	20120611	20140610	56.93	Niobec Inc. (88562) 100%
22D11	CDC	2369513	Active	20121106	20141105	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2351949	Active	20120620	20140619	57	Niobec Inc. (88562) 100%
22D11	CDC	2351950	Active	20120620	20140619	56.99	Niobec Inc. (88562) 100%
22D11	CDC	2350423	Active	20120611	20140610	56.94	Niobec Inc. (88562) 100%
22D11	CDC	2198163	Active	20100105	20160104	57.04	Niobec Inc. (88562) 100%
22D11	CDC	2198161	Active	20100105	20160104	57.05	Niobec Inc. (88562) 100%
22D11	CDC	2350444	Active	20120611	20140610	56.96	Niobec Inc. (88562) 100%
22D11	CDC	2350439	Active	20120611	20140610	56.97	Niobec Inc. (88562) 100%
22D11	CDC	2352044	Active	20120621	20140620	56.99	Niobec Inc. (88562) 100%
22D11	CDC	2366145	Active	20121009	20141008	57.02	Niobec Inc. (88562) 100%
22D11	CDC	2384496	Active	20130423	20150422	3.79	Niobec Inc. (88562) 100%
22D11	CDC	2384497	Active	20130423	20150422	15.81	Niobec Inc. (88562) 100%

Update on Niobec Expansion	December 2013	4-4

NI 43-101 Technical Report

NTS Sheet	Type of title	Title no.	Status	Registration date	Expiry date	Surface (Ha)	Registered owner (name, number and percentage)
22D11	CDC	2384498	Active	20130423	20150422	18.32	Niobec Inc. (88562) 100%
22D11	CDC	2384499	Active	20130423	20150422	16.58	Niobec Inc. (88562) 100%
22D11	CDC	2384500	Active	20130423	20150422	16	Niobec Inc. (88562) 100%
22D11	CDC	2384501	Active	20130423	20150422	15.05	Niobec Inc. (88562) 100%
22D11	CDC	2384502	Active	20130423	20150422	14.07	Niobec Inc. (88562) 100%
22D11	CDC	2384503	Active	20130423	20150422	5.2	Niobec Inc. (88562) 100%
22D11	CDC	2341431	Active	20120418	20140417	41.68	Niobec Inc. (88562) 100%
22D11	CDC	2341432	Active	20120418	20140417	30.07	Niobec Inc. (88562) 100%
22D11	CDC	2341433	Active	20120418	20140417	15.8	Niobec Inc. (88562) 100%
22D11	CDC	2341434	Active	20120418	20140417	10.61	Niobec Inc. (88562) 100%
22D11	CDC	2341435	Active	20120418	20140417	11.59	Niobec Inc. (88562) 100%
22D11	CDC	2341436	Active	20120418	20140417	39.97	Niobec Inc. (88562) 100%
22D11	CDC	2341437	Active	20120418	20140417	22.11	Niobec Inc. (88562) 100%
22D11	CDC	2341438	Active	20120418	20140417	3.34	Niobec Inc. (88562) 100%
22D11	CDC	2341439	Active	20120418	20140417	7.36	Niobec Inc. (88562) 100%
22D11	CDC	2341440	Active	20120418	20140417	2.38	Niobec Inc. (88562) 100%
22D11	CDC	2336098	Active	20120316	20140315	9.48	Niobec Inc. (88562) 100%
22D11	CDC	2336099	Active	20120316	20140315	8.75	Niobec Inc. (88562) 100%
22D11	CDC	2336100	Active	20120316	20140315	7.37	Niobec Inc. (88562) 100%
22D11	CDC	2336101	Active	20120316	20140315	6.42	Niobec Inc. (88562) 100%
22D11	CDC	2336102	Active	20120316	20140315	5.46	Niobec Inc. (88562) 100%
22D11	CDC	2336103	Active	20120316	20140315	4.5	Niobec Inc. (88562) 100%
22D11	CDC	2336104	Active	20120316	20140315	3.55	Niobec Inc. (88562) 100%
22D11	CDC	2336105	Active	20120316	20140315	2.56	Niobec Inc. (88562) 100%
22D11	CDC	2330701	Active	20120125	20160124	8.54	Niobec Inc. (88562) 100%
22D11	CDC	2330706	Active	20120126	20160125	1.96	Niobec Inc. (88562) 100%
22D11	CDC	2198149	Active	20100105	20160104	12.34	Niobec Inc. (88562) 100%
22D11	CDC	2198150	Active	20100105	20160104	13.34	Niobec Inc. (88562) 100%
22D11	CDC	2198151	Active	20100105	20160104	14.31	Niobec Inc. (88562) 100%
22D11	CDC	2198152	Active	20100105	20160104	15.29	Niobec Inc. (88562) 100%
22D11	CDC	2198153	Active	20100105	20160104	16.27	Niobec Inc. (88562) 100%
22D11	CDC	2198154	Active	20100105	20160104	0.54	Niobec Inc. (88562) 100%
22D11	CDC	2198155	Active	20100105	20160104	17.26	Niobec Inc. (88562) 100%
22D11	CDC	2198156	Active	20100105	20160104	11.14	Niobec Inc. (88562) 100%
22D11	CDC	2198157	Active	20100105	20160104	41.07	Niobec Inc. (88562) 100%
22D11	CDC	2198143	Active	20100105	20160104	42.4	Niobec Inc. (88562) 100%
22D11	CDC	2198144	Active	20100105	20160104	7.41	Niobec Inc. (88562) 100%
22D11	CDC	2198145	Active	20100105	20160104	8.42	Niobec Inc. (88562) 100%
22D11	CDC	2198146	Active	20100105	20160104	9.4	Niobec Inc. (88562) 100%
22D11	CDC	2198147	Active	20100105	20160104	10.4	Niobec Inc. (88562) 100%
22D11	CDC	2198148	Active	20100105	20160104	11.63	Niobec Inc. (88562) 100%
22D11	CL	5044599	Active	19891123	20151122	20	Niobec Inc. (88562) 100%
22D11	CL	2687601	Active	19671026	20150913	20	Niobec Inc. (88562) 100%
22D11	CL	2712071	Active	19671026	20150913	40	Niobec Inc. (88562) 100%
22D11	CL	2712122	Active	19671026	20150914	40	Niobec Inc. (88562) 100%
22D11	CL	2713212	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713221	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713222	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713231	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713232	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713241	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713242	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713251	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713252	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713362	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713371	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713372	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713442	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713451	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713452	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713461	Active	19671026	20150925	40	Niobec Inc. (88562) 100%

Update on Niobec Expansion	December 2013	4-5

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NTS Sheet	Type of title	Title no.	Status	Registration date	Expiry date	Surface (Ha)	Registered owner (name, number and percentage)
22D11	CL	2713462	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713471	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713472	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713481	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713482	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713491	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713492	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713541	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713542	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713551	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713552	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713561	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713562	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713571	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2713621	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713622	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713631	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713632	Active	19671026	20150924	40	Niobec Inc. (88562) 100%
22D11	CL	2713641	Active	19671026	20150925	40	Niobec Inc. (88562) 100%
22D11	CL	2687602	Susp.	19671026	20150913	21.4	Niobec Inc. (88562) 100%
22D11	CL	2712072	Susp.	19671026	20150913	21.4	Niobec Inc. (88562) 100%
22D11	CL	2713201	Susp.	19671026	20150924	21.4	Niobec Inc. (88562) 100%
22D11	CL	2713202	Susp.	19671026	20150924	21.4	Niobec Inc. (88562) 100%
Total		203 titles				8858.93	ha

Despite the mineral rights, Niobec began in 2013 to negociate and acquire surface landholding rights. The main objective was to optimize the Niobec expansion project while maintaining a good relation with the community. New acquisitions will allow the construction of infrastructures north of the current tailings facility and establish a perimeter around the installation (see Figure 4.3) Acquiring landholding is ongoing and approval of different governmental instance is pending. Figure 4.4 is an overview of the actual acquiring process but it could potentially change in the short term. Owning both mineral and landholding rights give an optimal access to the territory.

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Figure 4.2: Niobec property claims and mining leases (NTS Claim Map 22D/11)

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Figure 4.3: Niobec Inc. landholding acquisition process

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4.3    Environmental Approval

Numerous permits must be acquired to proceed with the expansion project. Environmental permits, zoning change authorizations and non-agricultural land use approval are the key permits and authorisations required for the project.

The required environmental permits are discussed in Item 20. These permits are required before beginning any surface construction work associated with the project because it is subjected to the Québec and federal environmental assessment processes.

The main project components such as the surface production area and the new tailings storage facility will be located on land that has a residential or agricultural zoning. As a result, to accommodate the expansion project, the land zoning must be changed to allow an industrial land use. This zoning change is required from the municipality of Saint-Honoré, the city of Saguenay and the Fjord-du-Saguenay Regional County Municipality (RCM).

Also, as the land where the project components are located has an agricultural zoning, a non-agricultural land use must be authorized by the “Commission de protection du territoire agricole du Québec”, a governmental board mandate to protect the agricultural land in Quebec.

Figure 4.4 presents a simplified permitting flow process. It also indicates the steps that have been accomplished to date.

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Figure 4.4: Simplified permitting flow process

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5    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1    Accessibility

The Niobec mine is located near Ville de Saguenay and in the municipality of Saint-Honoré; it is therefore easily accessible via existing paved roads. Airlines fly to and from Ville de Saguenay and Montréal on a daily basis. It is a two hour-drive from Québec City and a five hour-drive from Montréal.

5.2    Topography and Climate

The topography is relatively flat around the mine area, with an average altitude of 144 m above sea level. The Niobec mine is located in an agroforestry type landscape consisting of large peat lands, farmlands and woodlands. The site is adjacent to the Shipshaw River and is characterised by the presence of the Rivière aux Vases, a vast network of waterways.

The climate of Ville de Saguenay area is temperate, with warm summers and cold winters. The average annual temperature is 2.3°C, with average daily temperatures ranging from -16.1°C in January to 18.1°C in July. The average total annual precipitation is 951 mm, which peaks in July (123 mm) and is at its minimum level in February (51 mm). Snow falls from October to April, mainly between November and March reaching a maximum in December, with an average of 82 cm (equivalent to 67 mm of water).

This information is based on data collected at the Bagotville weather station between 1971 and 2000, as reported by Climat Québec (www.climat-quebec.qc.ca).

5.3    Local Resource and Infrastructure

Niobec is located near Ville de Saguenay, which has a population of approximately 150,000 inhabitants. The city has schools (of all school levels including university), hospitals, government departments, various suppliers, etc. A pool of skilled labor is available, as well as in neighbouring municipalities and villages.

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Niobec benefits from having nearby water sources and hydropower provided by the regional power grid. Existing facilities include a headframe, a concentrator of niobium pentoxide (Nb2O5), a ferroniobium (FeNb) concentrate converter and related facilities on surface.

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6    HISTORY

6.1    Property History

The carbonatite complex was discovered by SOQUEM in the fall of 1967, following a radiometric survey while searching for uranium. A detailed exploration of carbonatite revealed two niobium-bearing formations and led to the discovery of an area of rare earth elements. In subsequent years, niobium bearing zones were better defined through diamond drilling, and an exploration ramp was excavated to obtain adequate samples for metallurgical evaluations.

In 1974, after 700 benchmark tests, 11 months of operating the pilot plant, and a global market study, a joint decision was made to proceed with the development of a mine and a mill facility with a processing capacity of 1,500 tpd led by Teck Corporation. Construction was completed in early 1976, on schedule and within budget.

In 1986, Cambior Inc. acquired SOQUEM’s interest, and in 2001, Teck Corporation sold its interest to Mazarin Inc. In December 2003, Sequoia Minerals Inc. was created as a result of the corporate reorganization of Mazarin Inc. In fact, Sequoia’s activities included the metal and industrial minerals segment (niobium, dolomite and graphite).

In 2004, the shareholders of Sequoia Minerals Inc. voted in favor of a takeover bid launched by Cambior Inc., allowing them to take full ownership of the unique niobium mine in North America.

In September 2006, IAMGOLD Corporation and Cambior Inc. announced their merger, creating a new entity. Since November 2006, IAMGOLD Corporation has been the sole owner of Niobec mine.

In September 2011, Niobec Inc. became a wholly owned subsidiary of IAMGOLD.

6.2    Production History

Commercial production of concentrates at the Niobec mine began in 1976 and ferroniobium production followed from December 1994 onwards. The Niobec mine has an excellent history of mineral reserve renewal over 37 years of operation. The details of the historical mine production since 1976 can be found in Table 6.1. It is currently supplying about 8% of global niobium consumption.

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Table 6.1: Mining production history

Year	Production (processed)
	Tonnes (Mt)	Grade (% Nb2O5)	Recovery (%)
1976	0.34	0.81	52.0
1977	0.55	0.69	66.8
1978	0.56	0.70	65.5
1979	0.58	0.67	65.1
1980	0.61	0.62	65.0
1981	0.71	0.59	67.3
1982	0.75	0.64	67.5
1983	0.44	0.65	62.3
1984	0.67	0.72	60.0
1985	0.77	0.69	60.6
1986	0.75	0.70	66.4
1987	0.63	0.70	63.0
1988	0.91	0.71	60.5
1989	0.80	0.70	62.8
1990	0.79	0.71	60.4
1991	0.80	0.70	60.2
1992	0.82	0.68	59.3
1993	0.81	0.70	59.9
1994	0.81	0.69	59.1
1995	0.80	0.72	57.9
1996	0.81	0.70	58.8
1997	0.83	0.68	57.8
1998	0.82	0.69	58.2
1999	0.82	0.71	58.3
2000	0.91	0.66	54.6
2001	1.10	0.71	58.4
2002	1.22	0.69	58.3
2003	1.29	0.70	54.7
2004	1.33	0.71	54.1
2005	1.45	0.66	56.7
2006	1.60	0.66	58.4
2007	1.62	0.65	60.7
2008	1.79	0.62	57.9
2009	1.75	0.61	58.2
2010	1.86	0.61	56.3
2011	2.11	0.57	55.6
2012	2.19	0.55	58.6
Total	37.41	0.66	59.13

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6.3    Historical Mineral Resource and Reserve Estimates

Until now, the drilling programs have managed to delineate new reserves year after year, as detailed in Table 6.2.

Historical estimates are considered relevant and reliable since the Niobec mine has been in production for more than 37 years. The average annual grade reconciliation since 1988 (year of the implementation of melted pellets to replace the pressed pellets) is 1.5% between the estimated production grade and the actual grade (processed).

Since 1973 (first estimate), the polygon method was used to perform the resource and reserve estimate at Niobec. In 1996, the Geobase software from Systèmes Géostat International enabled the integration of the data from drilling to a computer database. The software GEMS was integrated in 2001, and subsequently used for the resource estimation. Between 2001 and 2011, the inverse distance squared method used to estimate the grades in GEMS. Since 2011, the Niobec uses a new block model and the estimation is done using the ordinary kriging method. All these methods have given reliable estimates.

Resources have been categorized using the same methods since the first estimation. All categories were given using the average distance of drillholes used for the interpolation. Although the interpolation characteristics (distance, number of samples and drill hole used) and the interpolation methods have changed, the categories presented in each report have always met the standards in effect at the time of writing.

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Table 6.2: History of reserves at Niobec over the years

Years	Reserves (M tonnes)			Resources (M tonnes)					Production (processed)			Diamond drilling
	Proven	Probable	Total	Measured	Indicated	Meas.+lnd.	Infered	Total	(Mt)	Nb2O5 (%)	Recovery (%)	(ft)
1976	—	—	7.1	—	—	—	—	7.1	0.34	0.81	52.00	41,059
1977	—	—	6.3	—	—	—	—	6.3	0.55	0.69	66.80	39,396
1978	—	—	6.9	—	—	—	—	6.9	0.56	0.70	65.50	57,310
1979	—	—	9.6	—	—	—	—	9.6	0.58	0.67	65.10	73,913
1980	—	—	12.0	—	—	—	—	12.0	0.61	0.62	65.00	85,283
1981	—	—	11.9	—	—	—	—	11.9	0.71	0.59	67.30	85,365
1982	—	—	11.8	—	—	—	—	11.8	0.75	0.64	67.50	78,317
1983	—	—	11.4	—	—	—	—	11.4	0.44	0.65	62.30	36,444
1984	—	—	10.7	—	—	—	—	10.7	0.67	0.72	60.00	57,880
1985	—	—	10.9	—	—	—	—	10.9	0.77	0.69	60.60	49,116
1986	—	—	11.1	—	—	—	—	11.1	0.75	0.70	66.40	58,209
1987	—	—	10.9	—	—	—	—	10.9	0.63	0.70	63.00	40,900
1988	—	—	11.0	—	—	—	—	11.0	0.91	0.71	60.50	42,226
1989	—	—	10.8	—	—	—	—	10.8	0.80	0.70	62.80	31,481
1990	—	—	10.1	—	—	—	—	10.1	0.79	0.71	60.40	36,550
1991	—	—	10.2	—	—	—	—	10.2	0.80	0.70	60.20	40,481
1992	—	—	10.3	—	—	—	—	10.3	0.82	0.68	59.30	38,780
1993	—	—	9.9	—	—	—	—	9.9	0.81	0.70	59.90	49,567
1994	—	—	9.2	—	—	—	—	9.2	0.81	0.69	59.10	35,280
1995	—	—	8.4	—	—	—	—	8.4	0.80	0.72	57.90	24,005
1996	—	—	11.8	—	—	—	—	11.8	0.81	0.70	58.80	16,404
1997	—	—	11.4	—	—	—	—	11.4	0.83	0.68	57.80	11,456
1998	—	—	10.5	—	—	—	—	10.5	0.82	0.69	58.20	39,884
1999	—	—	10.2	—	—	—	—	10.2	0.82	0.71	58.30	53,172
2000	—	—	11.5	—	—	—	—	11.5	0.91	0.66	54.60	52,012
2001	11.7	6.5	18.2	1.5	0.3	1.8	1.8	3.6	1.10	0.71	58.40	45,909
2002	17.8	6.0	23.8	0.0	0.0	0.0	2.1	2.1	1.22	0.69	58.30	51,156
2003	17.3	5.3	22.6	N/D	N/D	N/D	N/D	8.3	1.29	0.70	54.70	44,946
2004	16.1	8.2	24.3	N/D	N/D	N/D	N/D	4.4	1.33	0.71	54.10	32,471
2005	15.0	6.5	21.5	15.0	6.5	21.5	4.4	25.9	1.45	0.66	56.70	29,115
2006	13.5	6.3	19.8	13.5	6.3	19.8	6.8	26.6	1.60	0.66	58.40	40,289
2007	10.2	6.2	16.4	10.2	8.6	18.8	15.3	34.1	1.62	0.65	60.70	40,322
2008	11.4	12.1	23.5	11.4	12.1	23.5	28.8	52.3	1.79	0.62	57.90	43,195
2009	8.4	23.7	32.1	8.4	23.7	32.1	37.9	70.0	1.75	0.61	58.20	54,858
2010	16.6	29.1	45.7	16.6	45.7	62.3	59.7	122.0	1.86	0.61	56.30	56,972
2011	0.0	419.2	419.2	235.3	250.2	485.5	155.4	640.9	2.11	0.57	55.60	81,161
2012	0.0	416.4	416.4	286.0	343.9	629.9	67.7	697.6	2.19	0.55	58.60	194,379
Total	—	—	—	—	—	—	—	—	37.41	0.66	59.13	1,889,263

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7     GEOLOGICAL SETTING AND MINERALISATION

7.1     Regional Geology

Rocks from the Saguenay region belong to the Grenville Province of the Canadian Shield (Stockwell, 1964). Based on Dimroth et al. (1981), these rocks are divided into three distinct litho-structural units.

The first unit is a gneiss complex, which further divides into three groups (I, II & III), depending on the increase in structural complexity, from newest to oldest. All rocks from Group I were metamorphosed and deformed during the Hudsonian orogeny (1,735 My). Rocks from Group II were formed after this orogeny or during a non-orogenic period of felsic magmatism. Group III includes dykes of granitic and amphibolite composition, which are parallel to anorthosite contacts.

The second unit is represented by anorthosite batholiths and charnockite-mangerite, exhibiting structures and well-preserved igneous textures. Anorthosite formation began during a period of extension of the earth’s crust and continued into the Grenvillian orogeny, 935 My ago. The final formation likely occurred at the end of this orogeny (Roy et al., 1986), but its age remains uncertain.

The third unit is characterised by calc-alkaline intrusions that intersect the bedrock. The mineralogy of these intrusions is an amphibolite high metamorphism facies (Dimroth et al., 1981). At the beginning of the Paleozoic Era (or at the end of the Precambrian Era), a tectonic extension system enabled the development of the rift of the St. Lawrence River. This period of tectonic extension was accompanied by normal faults, dome formations and igneous alkaline activity (Kumarapeli and Saull, 1966), including the formation of the Saint-Honoré alkaline complex, along the Saguenay Graben. This fault zone is an important geologic structure for other alkaline complexes, such as the Crevier complex (host of Ta-Nb deposit of the same name, located 175 km to the north-west). The Saint-Honoré carbonatite is located in the core of the alkaline complex and is said to be about 650 My old (Valley and Dubuc, 1970).

A marine transgression during the Ordovician Period (about 470 My) led to the erosion of the Saint-Honoré carbonatite, developing a karst system and the deposition of a clastic horizon 1 to 5 m thick at the base of a subhorizontal succession of shales and limestones. In the Saguenay region, sediments are found mainly in the vicinity of the town of Saint-Honoré. A regional geological interpretation is illustrated in Figure 7.1.

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Figure 7.1: Regional geology

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7.2    Property Geology

The Niobec deposit is located in the southeastern part of the Saint-Honoré alkaline complex. Oval shaped, the intrusion covers an area of about 15 km2. It is almost entirely covered by layers of Ordovician Trenton limestone, up to 100 m thick.

The alkaline complex is composed of a carbonatite core, surrounded by syenite, feldspathoïds syenite and foïdic syenite (ijolites and urtites). Results following petrographic studies of drill core samples identified two units of solvate (calcitic carbonatites) and five units of rauhaugites (dolomitic carbonatites) forming the core of the carbonatite (Fortin, 1977; Gagnon et al., 1973). The intrusive mass consists of a series of crescent-shaped carbonatite lenses, with a composition being increasingly younger towards the center, going from calcitic to dolomitic then ferrocarbonatic (Fournier, 1993) See Figure 7.2. The following lithological units are found within the property:

1)

An eccentric brecciated core of ferro-dolomite (C1), containing up to 4.5% of rare earth mineralisation such as Cerium, Lanthanum, Neodymium, Praseodymium and Europium in fine-grained fluorocarbonates minerals (Gagnon, 1973; Fournier, 1993);

2)

An outer circular ring of weakly niobium mineralised dolomitic carbonatite (C2) enveloping the eastern part of the brecciated core (C1). C2 is characterised by a massive texture and a white colour due to the low percentage of accessory minerals. C1 dykes regularly cut across C2 and their proportions increase towards the center. For this reason, C2 is also called the transitional zone;

3)

Two mineralised masses of dolomitic carbonatite (C5) containing low grade niobium are mapped to the north and the south. The dolomitic carbonatite is of a white pinkish colour and has a massive structure. The composition is mainly carbonate with varying proportion of biotite. Altered xenoliths of syenite are often found in C5;

4)

Cone sheets of high-grade niobium mineralised dolomitic carbonatite, including Niobec mine, is mapped from north to south through the eastern part of the center. White to pinkish colour, this unit of dolomitic carbonate is strongly foliated and is composed of apatite, magnetite and biotite. For accuracy, C3 has been divided into sub-units (C3A, C3B, C2C and C3N) based on the texture and accessories mineral proportion. In the southern part (mine area), C3 surrounds a big xenolith of syenite;

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5)

A cone sheet of barren red feldspathic dolomitic carbonatite (C9) mineralisation mapped from south to the mine. This unit is red and has massive texture, it’s composed of hematite, feldspars, pyrite and magnetite. The colour is due to an intense oxidation of primary ferruginous minerals. Up to 30% of xenolith and syenite are included in this unit;

6)	Cone sheets of phlogopite calcitic carbonatite (C4) mapped in the east and north end of the region. This unit is composed of calcite, dolomite, phlogopite, magnetite, chlorite and apatite;

7)

A cone sheet of a non-mineralised pyroxene calcific carbonatite (C6), mapped southeast of the mine. This unit has a massive texture with medium grain size, C6 is composed of calcite, aegerine and magnetite;

8)	A circular outer ring containing feldspathic and feldspathoidal alkaline rocks mainly syeneite (S1), urtite and ijolite;

9)	Finally, a mass of cancrinite syenite, nepheline and garnet (S2) located at the south-east of the complex of Saint-Honoré.

Rocks immediately surrounding the complex are made up of magnetite diorite as well as hypersthene syenite. Bedrock carbonatization is interpreted as the product of metasomatic alteration related to the intrusion of the carbonatite (Gagnon, 1979).

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Figure 7.2: Local geology of the alkaline complex

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7.2.1    Mineralogy and Mineralisation

The main minerals in the Niobec deposit are carbonates (50%), oxides (magnetite, hematite) (10%), silicates (biotite, chlorite) (10%), apatite (10%), sulfides (1%) as well as fluorite, barite and zircon (1%, collectively).

Niobium minerals in a bipyramidal shape are scattered throughout the carbonatite. These minerals are fine-grained (0.2 mm to 0.8 mm in diameter) and not easily visible to the naked eye. They are commonly associated with geological units with higher content in accessory minerals such as magnetite, biotite and apatite (facies C3b, C3c and C3a).

The ore is analysed in terms of percentage of Nb2O5. The mineralised lenses located on the northern edge of the deposit are characterised with the presence of hematisation, which seems to decrease in intensity with depth. Lenses farther south of the deposit are contained in a more calcitic carbonatite with syenite xenoliths.

The mineralisation mainly includes ferric-pyrochlores, sodic-pyrochlores and columbite as Nb bearing minerals. The mineralogical characteristics, the alteration and the mineralisation type greatly influence metallurgical recovery, which can vary between 30% and 70%.

The mineralised envelopes vary from 45 m to 185 m in width (north to south), and can reach close to 760 m in length. The areas have a known vertical extension of about 750 m. The deepest completed drillholes (down to block 12, close to a depth of 1,280 metres) show mineralisation at equivalent grade to those of the current mine production. The deposit has a sub-vertical dip.

The average grades of major mineralised envelopes are 0.44% to 0.51% Nb2O5. Considering the block caving method, the definition of high grade mineralised envelopes is no longer necessary because all carbonatite will be mined. Potential mineralised zone remains open at depth.

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8    DEPOSIT TYPES

This part is taken from the volume « Geology of Canadian Mineral Deposit Types, Chapter 24 » (Richardson et Birkett, 1995).

Carbonatite-associated deposits include a variety of mineral deposits that occur within and in close spatial association with carbonatites and related alkalic silicate rocks. Carbonatite-associated deposits are mined for rare earth elements (REEs, niobium, iron, copper, apatite, vermiculite, and fluorite. By-products include barite, zircon or baddeleyite, tantalum, uranium, and in the unique Palabora carbonatite of South Africa, platinum group elements, silver, and gold. In some complexes, calcite-riche carbonatite is mined as a source of lime to produce Portland cement, and in Europe, carbonatites have produced lime and iron for hundreds of years (Dawson, 1974; Deans, 1978; Bowden, 1985)

Carbonatites are igneous rocks which contain at least 50% modal carbonate minerals, mainly calcite, dolomite, ankerite, or sodium- and potassium-bearing carbonates (nyerereite and gregoryite) Other minerals commonly present include diopside (in early carbonatites – e.g., Bondzone, Oka, Québec), sodic pyroxenes or amphiboles, phlogopite, apatite, and olivine. A large number of rare or exotic minerals also occur in carbonatites.

Carbonatites occur mainly as intrusive bodies of generally modest dimensions (as much as a few tens of square kilometres), and to a lesser extent as volcanic rocks (flowsand derived deposit), which are associated with a wide range of alkali silicate rocks (syenites, nepheline syenites, nephelinites, ijolites, urtites, pyroxenites, etc.) (Bowden, 1985; Barker, 1989). Although carbonatites are invariably associated with alkali rocks; the inverse relationship does not necessarily hold (Möller, 1989b). Carbonatites are generally surrounded by aureole of metasomatically altered rocks called fenites produced by reaction of country rock with peralkaline fluids released from the carbonatite complex (Morogan, 1994).

Carbonatite-associated deposits can be subdivided into magmatic types. Magmatic deposits are formed through processes associated with the crystallsation of carbonatites, whereas metasomatic deposits form by the reaction of fluids releases during crystallisation with pre-existing or country rocks. Spatially distinct niobium and rare-earth element (REE) mineralisation at the Niobec mine, Québec, are examples of magmatic and metasomatic mineralisation.

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Carbonatite-associated deposits contain the majority of the known reserves of niobium in the world. Apatite and magnetite, and by-product baddelevite or zircon, are also derived from magmatic carbonatite deposits. The Palabora carbonatite is unique in that it hosts large economic concentrations of copper (Palabora Mining Company Limited, mine Geological and Mineralogical Staff, 1976; Eriksson, 1989).

Carbonatite-associated deposits account for a significant portion of world REE production and contain most known reserves.

Other commodities produced more rarely from carbonatite-associated deposits include: fluorite, vermiculite, vanadium and baddeleyite. Some carbonatite deposits are enriched with uranium and thorium, but low U/Th ratios generally make them uneconomic (Le Bas, 1987).

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9    EXPLORATION

Exploration efforts at the Niobec mine are mainly directed in the known niobium host carbonatite. As the mineralisation is invisible to the naked eye and covered by the Trenton limestone, the exploration works are performed using diamond drilling. The entire drill core is analysed to determine the Nb2O5 grade.

Exploration work is focused on zones at depth in order to extend the known mineralisation and the life of mine. A mid to long term strategic plan has been implemented in recent years to significantly increase the resource base and to estimate the extent of the mineralised envelope around the high grade core of the deposit. A systematic and phased approach to advance exploration drilling and resource development is established and reviewed periodically.

In 2011, Niobec began the first surface exploration drilling campaign since 1985. Fifteen drillholes, totalling 9,345 metres, tested the lateral extension of the mine and also targeted potential favourable units. During that time, a rare earth exploration program was executed on the property. A total of 61 drillholes totalling over 37,000 metres were used to publish the “Technical report NI 43-101, Updated mineral resource estimate for rare earth elements” (Grenier, L., Tremblay, J.-F. and Sirois, R., 2013). Niobium trace elements were also analysed in these drillholes.

In 2013, Niobec pursued exploration and condemnation drilling program in two areas: the future expansion area and the tailings area.

Niobec conducted a high resolution airborne magnetic survey to better focus its work (Figure 9.1) in the vicinity of the niobium deposit. The total magnetic field of the carbonatite sharply contrasts with the host rock. The airborne survey confirms the geometry of the alkaline complex and allows a better understanding of the internal zonation of the carbonatite.

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Figure 9.1: High resolution magnetic map (Grenier, 2013)

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10    DRILLING

Diamond drilling is the only technique used at Niobec to sample and analyse mineralisation, and calculate mineral resource estimations. The annual diamond drilling quantities are summarised in Table 10.1. The Niobec geological database is based on the imperial measurement system. In order to better represent the values used on site, several distance measurements in the following section are described in feet (ft.).

Figure 10.1 and Figure 10.2 show, respectively, a section and a plan view of a typical completed drilling mesh for the actual underground mining method. Typically, the initial drilling pattern is approximately 300 ft. x 300 ft. For mineralised zone interpretation, additional drilling is performed using a smaller pattern of 150 ft. x 100 ft. The final spacing between drillholes is 75 ft. x 50 ft. in order to establish the exact position of the higher grade zones. Generally, for the block caving project, the spacing between drillholes is 100 ft. x 100 ft.

Drillholes were primarily of AQ core size until the end of 2010, producing 2.70 cm diameter drill cores. Some long exploration holes were drilled in using BQ instead, with a 3.65 cm drill core diameter. Since 2011, all underground drilling has been carried out in BQ.

10.1    Data Management, Procedures and Planning

Each drill hole is identified in the database by a unique ID that is not related to the drill collar location, but rather to the planning order (S-1 to S-3899 as of December 31, 2012). No difference is made between exploration and definition drillholes and they are identified according to the procedure described above.

The Geology Department prepares the drilling pattern on underground development maps covering the proposed location of the drill collar. Data such as azimuth and dip of the drill hole, length and other relevant comments are noted on the plan. The majority of the drillholes are planned directly on sections at 0° or 180° azimuth.

Once accepted by all stakeholders, a copy of the plan is given to the diamond drilling crew and to the surveying department. Underground surveyors mark the drill collar location, also indicating the azimuth of the hole, using backsights and foresights positioned on the drift walls.

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The drill rig is positioned at the specified location and aligned using backsight and foresights the dip of the drillhole is controlled by using a protractor. Surveyors periodically check the alignment of the holes directly on the diamond drills for quality control. When completed, all holes are surveyed by surveyors using a rod they fit inside the drillhole. Correction on the localisation and direction are made in the database.

The collected core is placed in wooden boxes and brought back to the surface and then stored near the core shack. Completed drillholes are sealed with cement on the first 14 ft. If water flows from a drillhole, the hole is sealed with a mechanical plug before being cemented.

Since 2010, drillhole orientation tests have been performed using the Reflex EZ-AQ Kit; in previous years, this deviation (down hole) was measured by an acid test, performed every 100 or 150 ft.

Despite the use of small caliber drilling, recovery usually exceeds 95%.

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Table 10.1: Annual quantities of diamond drilling at Niobec

Years	Drilled by	Drilled feet
1976	SOQUEM	41,059
1977	SOQUEM	39,396
1978	SOQUEM	57,310
1979	SOQUEM	73,913
1980	SOQUEM	85,283
1981	SOQUEM	85,365
1982	SOQUEM	78,317
1983	SOQUEM	36,444
1984	SOQUEM	57,880
1985	SOQUEM	49,116
1986	Cambior Inc.	58,209
1987	Cambior Inc.	40,900
1988	Cambior Inc.	42,226
1989	Cambior Inc.	31,481
1990	Cambior Inc.	36,550
1991	Cambior Inc.	40,481
1992	Cambior Inc.	38,780
1993	Cambior Inc.	49,567
1994	Cambior Inc.	35,280
1995	Cambior Inc.	24,005
1996	Cambior Inc.	16,404
1997	Cambior Inc.	11,456
1998	Cambior Inc.	39,884
1999	Cambior Inc.	53,172
2000	Cambior Inc.	52,012
2001	Cambior Inc.	45,909
2002	Cambior Inc.	51,156
2003	Cambior Inc.	44,946
2004	Cambior Inc.	32,471
2005	Cambior Inc.	29,115
2006	IAMGOLD	40,289
2007	IAMGOLD	40,322
2008	IAMGOLD	43,195
2009	IAMGOLD	54,858
2010	IAMGOLD	56,972
2011	IAMGOLD	81,161
2012	IAMGOLD	194,379

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Figure 10.1: Typical vertical drilling section (238+00E ±25 ft.)

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Figure 10.2: Plan view of the drillholes (Level 1450 +25 ft., -150 ft.)

10.2     Approach and Sampling Procedure

For mineral resource estimations, the sampling of niobium mineralisation is limited to samples collected by diamond drilling. At the core shack, core boxes are opened and laid out by geology personnel. Detailed description of the drill core is then carried out by experienced and qualified personnel under the supervision of the geology department. Drilling description data are recorded into an electronic format using GEMS Logger software.

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10.3    Description of Drill core

After the drill cores are laid out and aligned, the staff measures the recovery and the RQD (Rock Quality Designation). RQD is calculated, without taking into account core pieces less than 10 cm long. It should be noted that the calculated RQD is generally underestimated when drill core sizes AQ (2.70 cm) and BQ (3.65 cm) are used, the RQD system being based on the NQ core size (4.75 cm). Nevertheless, RQD values at Niobec are generally above 80%, indicating good quality rock, and appear to be higher with the BQ drilling diameter now being used.

The drill core is then described in geological terms, while the geological units are defined and the main minerals are quantified. Percentages of magnetite, hematite, biotite, apatite, pyrite, ankerite and fluorite are systematically recorded.

Since niobium mineralisation is finely disseminated, the entire core is systematically assayed, usually at a 10 feet interval. When geology warrants it, samples can obviously be smaller or larger, but the interval is never bigger than 12 ft. Sampling intervals (from, to) are noted by the geologist and are codified according to the lithology and mineralogy. Finally, the drill hole number, collar coordinates, azimuth, dip, final depth, down hole survey, and assays results are included in the electronic log description.

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11    SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1    Drill Core Sampling

Following the drill core description, as explained in Item 10, the entire core is sampled following the intervals defined by the geologist. The core is then broken into pieces of suitable length, which are then bagged with a tag number. Sample bags are finally brought to the mine laboratory.

Prior to 2011, all core boxes were returned underground to be reused. Since summer 2011, a minimum of one hole by section is stored for possible research. Retained holes are split in two halves with a core saw and stored on site. Yearlong access to the half drillholes is possible.

11.2    Security Measures

The drill cores remain on the mine property and under the supervision of the Geology Department at all times. The recovery from diamond drilling is excellent. The entire core is analysed. Verification of data from before 2011 is impossible as there are no cores remaining from this time frame. This does not present a risk since the Niobec mine has been in production for a long time (over 37 years) and the average grade of the deposit is well known. There is no uncertainty as to the presence of niobium mineralisation.

In summary, core samples collected at the drill site are gathered in closed wooden boxes, which are then delivered to the surface core shack by the contractor, where the Geology department personnel take over the responsibility of the samples. Logging and sampling take place at the core shack, and assays are conducted in the onsite laboratory. At no time do the samples leave the mine site. The site is fenced, monitored by closed circuit video cameras with a security guard continuously stationed at the site entrance.

11.3    Sample Preparation and Analyses

Sample preparation and analyses are carried out under the responsibility of the internal ISO-9001 certified laboratory. All work procedures are detailed in writing, and internal and external audits take place regularly.

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The first step, performed in the geology laboratory, is to obtain samples of about 8 kg from the core (after using the BQ core size), which are dried and crushed to a particle size of 90% passing the No. 8 mesh (2.38 mm). One sample is preserved for future metallurgical testing. A portion of 100 grams is taken from the second sample and is ground to a particle size of 80% passing the No. 325 mesh (44 microns). This step is performed in the control laboratory.

The second step is to produce a borated pearl for analysis by X-ray fluorescence (XRF). The pearl is a small disk of 32 mm, with a glassy appearance, prepared from a molten mixture of sodium tetraborate, barium carbonate and one gram from the sample. Figure 11.1 illustrates how the samples are prepared. The samples prepared are analysed by X-ray fluorescence spectrometry. This diagram of method illustrated in Figure 11.2, is based on the use of a beam of primary X-rays in order to excite fluorescent radiation from the sample.

More specifically, the material subjected to excitation by a beam of high-energy X-rays or gamma rays emits a characteristic secondary (or fluorescent) X-ray beam. This phenomenon is widely used for elemental and chemical analysis, especially for investigating metals, glass, ceramics and building materials and for research in geochemistry, forensic medicine and archeology.

Fluorescent radiation from the sample is analysed by separating and classifying its wavelength (wavelength dispersive spectrometry). Then, the intensity of each of the radiation’s characteristics is directly related to the quantity of each element in the material analysed.

The sample is not directly used, but dissolved by a high-temperature flame instead. A borate flame is used, and the result of this fusion produces a homogeneous pearl. With this method, the droplet or pearl has a homogeneous surface on the spectrometer.

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Figure 11.1: Sample preparation at Niobec

The following elements are analysed on a regular basis: Nb2O5, SiO2, MgO, P2O5, Fe2O3, CaO, MnO, TiO2, ZrO2, and Al2O3. Nb2O5 is the only element of economic interest, but others are essential to estimate potential metallurgical recovery and for material blending during stope mining that will be most suitable for processing at the plant.

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11.4    Quality Control and Quality Assurance

11.4.1    Internal

The Niobec mine is ISO-9001 certified, and the laboratory is part of this quality management system. Some of the requirements of ISO-9001 are:

•	to establish procedures that cover all key processes in the business;

•	to follow these processes to ensure their effectiveness;

•	to maintain adequate records and keep them in order;

•	to check product quality, with corrective measures as required;

•	to regularly review individual processes and the quality system itself for effectiveness evaluation;

•	to facilitate continuous improvement.

As part of the procedures at Niobec, standard reference and internal reference materials are assayed on a regular basis to confirm the accuracy and precision of laboratory results. Results are reviewed using statistical control charts, and actions are taken when differences are obtained. Calibration of analytical instruments is done by using certified standards and internal reference materials that have been tested by independent laboratories.

In addition, duplicates are routinely assayed for 20% (10% pulp and 10% coarse rejects) of core samples submitted by the geology department. Re-assays mainly cover the deep drilling where there is little or no mining development. There is almost no QA-QC data available for the upper part of the deposit. However, the production history and the reconciliation data attest the good accuracy of the obtained grade for that part of the deposit. Between 2011 and 2012, 2,800 pulps and 3,000 coarse rejects samples were re-assayed. Table 11.1 and Figure 11.3 present the statistical results while Table 11.2 and Figure 11.4 illustrate the scatter of the pulp and coarse rejects respectively. As expected, the dispersion of the re-assays of the coarse rejects (0.981) is higher than the pulps (0.997). Overall, correlations and dispersions between the original and duplicate allow the validation of the used data.

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Table 11.1: Statistical duplicate assays in 2011-2012 - Pulp (% Nb2O5)

	Assay #1	Assay #2
Number of samples	2,800
Minimum	0.0001	0.003
Maximum	3.34	2.83
Average	0.407	0.407
Median	0.35	0.34
Standard deviation	0.29	0.29
Variance	0.08	0.08
Correlation coefficient	0.997
R2	0.994

Figure 11.3: Scatter diagram – Re-assay of pulp in 2011-2012

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Table 11.2: Re-assay of coarse rejects, 2011-2012 statistics (% Nb2O5)

	Assay # 1	Assay #2
Number of samples	3,000
Minimum	0.01	0.01
Maximum	2.90	2.77
Average	0.42	0.42
Median	0.36	0.36
Standard deviation	0.28	0.26
Variance	0.08	0.08
Correlation coefficient	0.981
R2	0.962

Figure 11.4 Scatter diagram – Re-assay of coarse rejects in 2011-2012

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11.4.2   Standard and Blank

Geology department has introduced 4% of certified standard and 4% of non-mineralised sample (blank) to the Niobec QA-QC program, since July 2012 and October 2012 respectively.

The three standards used are from the Brammer Standard laboratory. Results of these assays are presented in the Table 11.3, Figure 11.5 and Table 11.4 and Table 11.5 Figure 11.7 and Table 11.6. Overall results are consistent. Only a small anomaly on the ZrO2 content can be noted, it is explained by the fact that the certified value is very close to the limit of detection of the laboratory.

Table 11.3: Statistics for the standard DH X-1801

X-1801
Elements	NB2O5	SIO2	P2O5	FE2O3	MNO	TIO2	ZRO2	CAO	MGO	AL2O3
Certified value	0.700	8.8	3.84	8.100	0.830	0.270	0.094	26.900	13.500	2.600
Tolerance 1S	0.01	0.200	0.080	0.2	0.03	0.02	0.007	0.2	0.6	0.1
Coeficient of variation	1.4%	2.3%	2.1%	2.5%	3.6%	7.4%	7.4%	0.7%	4.4%	3.8%
Number of samples	184	184	184	184	184	184	184	184	184	184
Average value	0.703	8.607	3.816	8.054	0.833	0.278	0.104	26.733	13.313	2.564
1 STD	0.022	0.143	0.088	0.247	0.026	0.170	0.015	0.297	0.236	0.187
Coeficient of variation	3.17%	1.66%	2.31%	3.06%	3.14%	61.29%	14.85%	1.11%	1.77%	7.28%
% Difference on average	0.43%	2.20%	0.62%	0.57%	0.35%	2.84%	11.01%	0.62%	1.38%	1.39%

Figure 11.5: Diagram for the Standard DH X-1801

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Table 11.4: Statistics for the standard DH X-1802

X-1802
Elements	NB2O5	SIO2	P2O5	FE2O3	MNO	TIO2	ZRO2	CAO	MGO	AL2O3
Certified value	0.2	8.9	3.92	8.2	0.83	0.24	0.074	27	13.5	2.7
Tolerance 1S	0.004	0.2	0.08	0.2	0.03	0.01	0.005	0.2	0.6	0.1
Coeficient of variation	2.00%	2.25%	2.04%	2.44%	3.61%	4.17%	6.76%	0.74%	4.44%	3.70%
Number of samples	114	114	114	114	114	114	114	114	114	114
Average value	0.209	8.780	3.939	8.124	0.835	0.237	0.095	26.843	13.298	2.648
1 STD	0.071	0.118	0.185	0.258	0.016	0.019	0.013	0.105	0.144	0.064
Coeficient of variation	34.05%	1.34%	4.69%	3.18%	1.97%	8.16%	13.64%	0.39%	1.09%	2.42%
% Difference on average	4.65%	1.34%	0.49%	0.93%	0.61%	1.17%	28.62%	0.58%	1.50%	1.91%

Figure 11.6: Diagram for the Standard DH X-1802

Table 11.5: Statistics for the standard DH X-1805

X-1805
Elements	NB2O5	SIO2	P2O5	FE2O3	MNO	TIO2	ZRO2	CAO	MGO	AL2O3
Certified value	0.97	7.8	5.8	10.5	0.79	0.3	0.22	27.2	12.5	2.07
Tolerance 1S	0.01	0.2	0.2	0.2	0.03	0.02	0.02	0.2	0.6	0.1
Coeficient of variation	1.03%	2.56%	3.45%	1.90%	3.80%	6.67%	9.09%	0.74%	4.80%	4.83%
Number of samples	159	159	159	159	159	159	159	159	159	159
Average value	0.969	7.740	5.687	10.468	0.792	0.291	0.227	27.143	12.433	2.085
1 STD	0.053	0.780	0.294	0.333	0.016	0.026	0.008	0.492	0.141	0.235
Coeficient of variation	5.44%	10.07%	5.17%	3.18%	2.01%	8.83%	3.39%	1.81%	1.13%	11.28%
% Difference on average	0.06%	0.77%	1.94%	0.31%	0.21%	2.89%	3.40%	0.21%	0.53%	0.73%

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Figure 11.7: Diagram for the Standard DH X-1805

Blank samples are composed of calcite purchased at a local quarry producing decorative stones. Blanks are not certified but as shown on a hundred analyses, blank samples did not include a significant amount of Nb2O5 as shown in Table 11.6. Results are presented in Figure 11.8.

Table 11.6: Statistics for the blank samples

BLANK
Elements	NB2O5	SIO2	P2O5	FE2O3	MNO	TIO2	ZRO2	CAO	MGO	AL2O3
Certified value	0.010	1.57	0.05	0.220	0.050	0.040	0.003	52.960	0.530	0.280
Tolerance 1S	0.01	0.55	0.06	0.21	0.02	0.11	0.01	0.98	0.19	0.13
Coeficient of variation	121.1%	35.2%	128.6%	97.0%	40.7%	276.0%	267.2%	1.8%	36.6%	45.4%
Number of samples	115	115	115	115	115	115	115	115	115	115
Average value	0.006	1.752	0.065	0.246	0.054	0.045	0.003	52.640	0.568	0.344
1 STD	0.010	2.040	0.126	0.360	0.023	0.085	0.008	3.461	0.481	0.688
Coeficient of variation	164.21%	116.44%	193.81%	146.25%	42.33%	190.77%	218.90%	6.57%	84.69%	199.66%
% Difference on average	38.26%	11.61%	30.43%	11.78%	8.00%	11.96%	13.62%	0.60%	7.25%	23.01%

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Figure 11.8: Diagram for the blank samples

11.4.3    External

To measure the accuracy of laboratory results from the mine, pulp samples are submitted to an external laboratory (COREM laboratory in Sainte-Foy, Québec). Table 11.7 shows comparative statistics for the 202 samples submitted in 2011 and 2012. As it can be seen, the results are very similar, the coefficient of determination for 2011 and 2012 are respectively 0.995 and 0.99. This indicates that the results from an external laboratory are consistent with the original results. Figure 11.9 graphically illustrates these same results.

The results of the internal and external re-assays of pulp and coarse reject samples are excellent. The second assay always confirms the first assay with low variance. The comparison between the first and second assays is well above the industry average and therefore this indicates that the sampling protocol and analytical procedures are appropriate. The assay results are received in digital format and certificate in hard copy are available on request at the mine laboratory.

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Table 11.7: Statistics of 2011-2012 pulp samples re-assayed by COREM (% Nb2O5)

	First assay	Second assay
Number of samples	202
Minimum	0.03	0.03
Maximum	2.82	3.05
Average	0.49	0.47
Median	0.42	0.40
Standard deviation	0.40	0.41
Variance	0.16	0.17
Correlation coefficient	0.995
R2	0.990

Figure 11.9: Scatter diagram – Pulp re-assayed by COREM in 2011-2012

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12     DATA VERIFICATION

The resource QP has visited the Niobec mine on several occasions before 2012. During his last visit to the mine, in June 2012, the resource QP has checked the drilling procedure and also visited the laboratory facilities. During these visits, the resource QP checked the following points:

•	drilling procedures, sampling, assay and QA-QC and data integration in the database;

•	names, coordinates and orientations of drilling;

•	data in the GEMS software for abnormal content and missing gaps or overlapping.

Drill hole collar, assay, survey, geology and recovery data were provided by Niobec as electronic files in Microsoft Access database. These data files were imported into Gemcom GEMS software and interrogated via GEMS validation functions. Key fields within critical drillhole database data files were validated for potential numeric and alpha-numeric errors. Data validation, cross referencing collar, survey, assay and geology files, was performed in GEMS to confirm depths of drillholes, inconsistent or missing sample/logging intervals and survey data. No significant errors were detected during data validation.

The resource QP is of the opinion that the drillhole and assay database for the Niobec mine used for this study is of sufficient quality to permit the completion of a NI 43-101 mineral resource and reserve estimate and provides the basis for the conclusions and recommendations stated in this technical report.

The QP has compared results obtained in the resource estimate with the results estimated by the resource geologist at Niobec. Estimates were done using the same estimation parameters, block model and solids. The result shows that both estimates have given identical grade value and almost identical tonnage value (0.7% difference for measured resource, 0.01% difference for indicated resource and 0.29% for inferred resource).

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13     MINERAL PROCESSING AND METALLURGICAL TESTING

This part describes the ore processing of the Niobec mine and its treatment in regard of the expansion project towards the production up to 10 Mtpy. The current metallurgy of the deposit is very well known. However, a number of tests have been performed in an external laboratory and at the current concentrator to increase the level of confidence on the design criteria. This expansion process requires, in regard to the new level of production, the construction of a new concentrator and a new convertor. Concepts are based on actual process, which has a capacity of 2.4 Mtpy, the 37 years of processing ore experience and results and are adapted to the required needs for supporting an increase in production.

13.1    Ore Characterisation

The unusual, heterogeneous mineralogy of the deposit makes milling and research a capital intensive undertaking. The deposit contains at least two dozen minerals but, at the present time, only two of them are of economic interest: pyrochlore (Na,Ca)Nb2O6F and columbite (Fe,Mn)(Nb,Ta)2O6. They are unevenly disseminated throughout the carbonate ore. Typical mineral composition of the ore is shown in Table 13.1.

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Table 13.1: Mineral Composition at Niobec mine

Group	Constituent	Weight Percentage (%)
Carbonates	Dolomite	65
	Calcite
	Ankerite
	Siderite
Sulphides	Pyrite	0.9
	Pyrrhotite
Oxides	Pyrochlore	2.8
	Columbite
	Magnetite
	Hematite
	Rutile
	Ilmenite
Phosphates	Apatite	6.8
Silicates	Zircon	21.2
	Chert
	Biotite
	Chlorite
	Na,K,Feldspars
	Pyroxenes
	Nepheline
Others (Minor)	Barite	3.3
	Fluorite
	Hydrocarbons
	Halite
	Sphalerite
	Parisite
	Bastnaesite
	Monazite
	Silica

Pyrochlore itself does not have a rigid chemical composition and contains REE in addition to niobium. Up to eight different varieties of pyrochlore can be found in the deposit. The most common is the sodium type, characterised by its sodium and calcium content as shown in Table 13.2. The progressive replacement of sodium and calcium by iron and other elements produced an iron enriched type of pyrochlore and columbite.

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Table 13.2: Chemical composition of minerals at Niobec mine.

Mineral	Na-Pyrochlore (%)	Fe-Enriched Pyrochlore (%)	Columbite (%)
Nb2O5	65.76	68.6	71.08
Ta2O5	0.11	N/A	N/A
TiO2	2.75	3.46	3.74
ZrO2	0.33	N/A	N/A
CaO	16.59	11.66	0.62
Na2O	8.43	4.73	0.46
FeO	0.32	4.96	18.16
MnO	0.04	1.5	2.95
La2O3	0.08	N/A	N/A
Nd2O3	0.16	N/A	N/A
Ce2O3	0.34	N/A	N/A
UO2	0.01	N/A	N/A
ThO2	0.23	N/A	N/A
TOTAL	95.15	94.91	97.01

The replacement is seldom complete and in fact, pyrochlore and columbite form a continuous series. The Fe-enriched pyrochlore and columbite are usually found in altered ore, but are present in unaltered ore where they are of primary origin.

The variable chemical composition has a major influence on mill production results. A portion of black Fe-enriched pyrochlore and columbite at a certain pH, have different surface properties from the sodium type of pyrochlore.

13.2    Metallurgical Testing

Metallurgical test work has been carried out in order to properly design the new processing facilities. In reason of the long history of the operation, the testwork program has focused on the areas affected by changes to the process flowsheet and/or equipment types. Crushing and mainly SAG index have been done for proper equipment design and selection of the SAG mill. Comparative test work between conventional grinding and classification presently used and new grinding circuit using SAG/Ball mill was done in order to assess the possible impact on niobium recovery. Because the head grade is lower than the historical value and niobium concentrate quality is sensitive to impurities, laboratory metallurgical testing has been performed to validate the niobium recovery and concentrate quality grade. Also, low grade ore and crown pillar dilution material was processed in the plant to confirm laboratory results.

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13.2.1    Grinding

Laboratory crushing and milling tests were performed in order to define and verify the milling process parameters. These results, and further plant data were used to select equipment for the feasibility study. Results summary is shown in Table 13.3. In general, tests on ore demonstrate and confirm that it is relatively soft and is characterised by light variability. The abrasion index is found in the lower range confirming plant observations.

Table 13.3: Grinding Index

	DWT (AxB)	SMC (AxB)	MacPherson		CWi (kWh/t)	RWi (kWh/t)	BWi (kWh/t)	Ai (kWh/t)
			(kg/h)	(kWh/t)
Average	66.1	70.8	18.0	4.7	16.3	10.2	9.6	0.041
Std. Dev.	12.1	10.3	3.6	0.8	2.3	1.1	1.4	0.020
Minimum	53.7	56.2	15.5	3.6	13.0	8.6	6.4	0.019
10th Percentile	54.7	57.0	15.7	4.0	13.5	8.7	8.2	0.020
25th Percentile	56.2	63.9	16.1	4.6	14.3	9.3	9.0	0.023
Median	64.6	70.8	16.6	5.0	16.4	10.4	10.0	0.038
75th Percentile	73.3	75.8	18.5	5.1	18.1	10.9	10.4	0.059
90th Percentile	79.0	84.0	21.5	5.2	18.3	11.6	11.3	0.070
Maximum	82.8	93.4	23.4	5.3	19.6	11.6	11.4	0.072

13.2.2    Low Grade Ore in Plant Processing

The average head grade estimated for the project is 0.41 %Nb2O5. Due to limited historical data available in this range of head grades, it was decided to do in plant testing to confirm the Nb2O5 recovery and the process ability to produce concentrate within quality specifications. Two tests were done successfully in the actual plant. One has been done in September 2011 and one in May 2012. A summary of the results is shown in Table 13.4.

Table 13.4: Bulk sample result

	Tonnage (t)	Head Grade (% Nb2O5)	Recovery (%)
September 2011	23,223	0.45	54.9
May 2012	27,015	0.43	52.3

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13.3    Estimate of Metallurgical Recovery

The metallurgical recovery of niobium pentoxide (Nb2O5), at the concentrator, was estimated based on a statistical analysis of the historical metallurgical recoveries obtained at the concentrator. However, to compensate for the lack of historical data in the range of feed grades estimated for the expansion project, laboratory testwork were done on selected samples from different areas of the deposit. Low grade ore bulk samples have been also processed in the actual plant with success. The main objectives of the work were to confirm the historical grade/recovery curve and to verify if it is possible to achieve the quality specifications for the concentrate. Nb2O5 recovery is influenced by Nb2O5 head grade, impurities content in the ore and concentrate quality specifications. Average recovery for the project for the concentrator is estimated at 52.5% Nb2O5.

Converter process is similar to the actual, therefore, recovery was based on the current results achieved with our process.

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14     MINERAL RESOURCE ESTIMATE

14.1    Summary

This item provides the Mineral Resource Estimate for Niobec. All drilling information available as of December 31, 2012 was used for this estimate. Grade was interpolated using the Ordinary Kriging (OK) method. Mineral resource is classified in accordance with the Canadian Institute of Mining Standards and presented in Table 14.1.

Table 14.1: Mineral Resource Estimate based on block caving mining method and using a 0.2% Nb2O5 cut-off grade.

Niobec - Mineral Resource Estimates

Resource Categories	December 31st, 2012 (cut-off grade 0.2% Nb2O5) PCBC Nb55 Footprint, feasibility block model and solids
	Tonnes (000)	Grade (% Nb2O5)	Contained Tonnes Nb2O5 (000)

Total Measured	286,006	0.44	1,252
Total Indicated	343,908	0.40	1,379
Total Measured + Indicated	629,914	0.42	2,631
Total Inferred	67,699	0.37	252

1.	CIM definitions were followed for Mineral Resource Estimate
2.	Mineral Resource was estimated by Réjean Sirois, Eng., Vice President, Geology and Resources, G Mining Services Inc.
3.	Mineral Resource is estimated at a cut-off grade of 0.20% Nb2O5
4.	A density of 2.84 g/cm3 (0.0804 t/pi3) was used for this estimate
5.	Mineral Resource is enclosed within a block caving envelope generated by PCBC software with a theoretical value of 55 US$/kg of Niobium
6.	Mineral Resource is not a Mineral Reserve and do not have demonstrated economic viability
7.	Numbers may not add due to rounding

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14.2    Database

Niobec’s personnel worked with a complete drillhole database uploaded in GEMS which includes all drilling information available as of December 31, 2012. The database is in Microsoft Access format. Table 14.2 summarizes the main tables and fields in the database that were used for the resource estimation. The Niobec mine uses the imperial system. For historical reasons, data presented in this section are in imperial.

The database was reviewed and validated before being used for resource estimation. The following elements were reviewed:

•	Cross-checking total length of the hole and depth of the last sample;

•	Checking for overlapping or missing sample intervals;

•	Cross-checking Nb2O5 assay results from the database and assay certificates.

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Table 14.2: Tables and fields in the Niobec database

Table	Field

Forages_collet	- Hole-ID - Maximum depth - XYZ coordinates of the collar
Forages_deviation	- Distance - Azimuth - Dip
Geology	- From - To - CODE_NIV1 - DESC_NIV1 - ROCKCODE
Forages_analyses	- From - To - Échantillon_No. - Nb2O5_% - SiO2_% - P2O5_% - Fe2O3_% - ZrO2_% - TiO2_% - MnO_% - CODE_LOT
Forages_Lots	- From - To - Length - Comp_ID
Forages_RQD	- From - To - Length - REC_PER - RQD_PER

The drillhole database in Gemcom software contains 4,060 drillholes, 31,177 survey measurements and 194,558 sampling intervals assayed for Nb2O5 as dated December 31, 2012.

All necessary checks were completed to ensure that the database is without errors and can be used for resource estimation.

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14.3    Geological Modelling

The 3D solids and surfaces used for this resource estimate are included in the project database. The Gemcom database contains all drillholes, Gemcom 3D solids and surfaces that were used in this resource estimate.

In August 2011, four mineralised zones and the surrounding carbonatite were grouped into a single unit, or primary carbonatite, since a bulk mining approach is now recommended (block caving). Nb2O5 grade in the surrounding carbonatite is generally lower than the grade in the four main zones, but the geology of all these units is however similar. An assessment of the mineralisation throughout the entire carbonatite will provide grades more representative of the deposit.

Considering this new approach (using the main carbonatite as the mineralised zone), the topographic surface, the overburden contact, and the Trenton limestone, solids and surfaces were updated and considered adequate for the interpretation of the deposit, and therefore suitable for mineral resource estimation.

Figure 14.1 show an isometric view of the four interpreted zones (not actually used) as well as the surrounding carbonatite, actually used for this resource estimation.

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Figure 14.1: Isometric view of the interpreted mineralised zones

14.4    Statistic

14.4.1    Raw Data

Sample intervals from the drillholes intersecting the interpreted zones and the surrounding carbonatite were grouped and used to generate statistics. The statistics were used to assess the sample length, grade variability and also for variogram analysis.

Descriptive statistics were compiled for all carbonatite, each containing interpreted mineralised zones and surrounding carbonatite. Statistics results were used to determine the statistical characteristics of the dataset and select, if required, a high grade capping value. Statistical analysis was completed by considering the original sampling intervals. Statistics were generated for Nb2O5. Table 14.3 shows the statistics of the assay intervals for the overall carbonatite.

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Table 14.3: Statistics of the raw data

Statistic	31/12/2012
Number of samples	194,558
Average Length (ft)	9.70
Minimum (% Nb2O5)	0.00
Maximum (% Nb2O5)	9.70
Mean (% Nb2O5)	0.43
Median (% Nb2O5)	0.37
Variance	0.10
Standard deviation	0.31
Coefficient of Variation	0.72

14.4.2    Composites

Assay results have been composited into 20 feet (6.10 metres) length composites in order to obtain homogeneous support. Composites with length less than 10 feet (3.05 metres) were not used during statistical analysis and for grade estimation within the block model. The decision to generate 20 feet composites is based on the model where each block has a dimension of 40 feet by 40 feet by 40 feet (12.19 metres X 12.19 metres X 12.19 metres).

Descriptive and distribution statistics of those composites were generated. Table 14.4 shows statistics of the Nb2O5 content for 20 feet composite. After the evaluation of the statistic of the raw data and the composite statistic, it can be concluded that no bias were introduced in the model with the creation of the composite.

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Table 14.4: Summary of overall carbonatite statistics - 20 feet composites

Composites Statistics	31/12/2012
Number of samples	95,420
Minimum (% Nb2O5)	0.00
Maximum (% Nb2O5)	5.65
Mean (% Nb2O5)	0.43
Median (% Nb2O5)	0.39
Variance	0.06
Standard deviation	0.25
Coefficient of Variation	0.59

14.5    Density

Historically, the Niobec mine used different densities for Zones 101 and 102 (2.92 t/m³) and Zones 206 and 208 (2.78 t/m³), respectively located in the northern and southern parts of the deposit. The average value of these four areas and the surrounding carbonatite equates to an average density of 2.84 t/m³ used for this model.

Considering the rock types and mineralisation in the rock, these measures are considered appropriate.

14.6    Variography

Variograms studies were conducted inside the carbonatite envelop for Nb2O5 using the 20-feet composite database. Results of the Nb2O5 have been used for interpolation of other elements.

In order to generate and model the variogram for each grade element, a standard step approach was used and is summarised below:

•	Review the orientation and the dips of the solids representing domains to be studied, to help determine the best continuity directions;

•	Generate and model variograms along the drillholes to help determine the nugget effect;

•	Calculate and model the major, semi-major and minor continuity directions.

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The software « SAGE© » was used to generate the experimental 3D variograms. Rotation angles are based on the GEMS convention around the ZXZ axes. Obtained orientations were visualized using GEMS to determine whether the directions of the axes corresponded to the best continuity orientation of mineralisation being considered. Verification and validation were successful.

In general, the nugget effect is moderate at 36% of the sill or total variance. The first structure includes about 42% of total variance. Thus, put together, the nugget effect and the first structure represent approximately 78% of the total variance for Nb2O5. Statistics of the variography are presented in Table 14.5.

Table 14.5: Variographic statistics

Element	Nugget effect	Distance (feet)		Rotation[1]
		1st Structure	2nd Structure	Z	X	Z
Nb2O5	0.36	X : 95 Y : 80 Z : 90 Sill : 0.42	X : 510 Y : 250 Z : 900 Sill : 0.22	0	0	0

[1]	Anti-clockwise around the given axis

14.7    Block Model

The block model is constructed from the GEMS 6.5 database. The parameters of this block model are summarised in Table 14.6.

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Table 14.6: Block model parameters of the Niobec mine

	East (feet)	North (feet)	Elevation (feet)
Minimal coordinates	20,000	12,000	6,100
Maximum coordinates	28,000	20,000	10,100
Dimension of the block (ft.)	40	40	40
Number of blocks	200	200	100
Rotation	0	0	0

The domain coding (geological code) is based on the various envelope constraints. Table 14.7 indicates the coding of the various solids and surfaces used in the block model.

Table 14.7: Coding of block models

Type	Name of solid or surface	Description	Code Block Model
Surface	Topography_surface_meuble Pilier_calcaire_block1	Topographic surface - Air Base of the Trenton limestone	500 —
Envelopes	CARBONAT_50 TRENTON_20	Carbonatite Non mineralised domain	50 20

Rock type is assigned to each block in the block model. Rock type was assigned by applying rules of precedence. Firstly, the code 550 (air) were assigned to all blocks. Then, the code 20 (Trenton limestone) was assigned to all blocks below the topographic surface. Finally, the coded 50 (carbonatite) was given to all blocks below the contact surface of the Trenton limestone. Moreover, inside the block model, a series of models was developed to record the various attributes calculated during the generation of the block model. These attributes are listed in Table 14.8.

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Table 14.8: Block model attributes

Model name	Description

Rock type	Type of rock coding

Density	Specific gravity

ROCHE_PCT	Percentage of block filled by rock

AIR_PCT	Percentage of block filled by air (already mined out)

Nb2O5	Ordinary Kriging Model (OK) - % Nb2O5

RECUP	Metallurgical recovery estimated by lithological codes

KG/T	Yield estimated per % Nb2O5 * RECUP/10

SiO2	Model OK - % SiO2

P2O5	Model OK - % P2O5

FE2O3	Model OK - % Fe2O3

ZRO2	Model OK - % ZrO2

TIO2	Model OK - % TiO2

MNO	Model OK - % MnO

CODELOT	Lithological code used to calculate RECUP based on carbonatite type

DIST_AVG	Average distance of composites used to estimate the Nb2O5 grade of the block

NbFOR	Number of drillholes used to estimate the Nb2O5 grade contained in the block

CATEG	Resource Classification

RendNb	Historical yield calculated using metallurgical recovery curve based on Nb2O5 milled grade

Block_Var	Block estimated variance

ID2	Model ID2 - % Nb2O5 - Validation of OK

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14.8   Interpolation

The grade of each block is interpolated using the Ordinary Kriging method (OK), using the GEMS 6.5 software.

The estimated grades of Nb2O5 were generated using the 20-feet composites inside the carbonatite. The estimate was completed using the following parameters:

•	Minimum of two composites and a maximum of 12 composites;

•	Maximum of two composites by drillhole;

•	Search ellipse of 250 ft. x 175 ft. x 500 ft.;

•	Variographic studies were done using the software « SAGE© »;

•

A transitional grade of 3% Nb2O5 was used during the interpolation. A smaller search ellipsoid (125 ft. x 85 ft. x 250 ft.) was used to interpolate blocks when the grade of the composite is higher than 3% Nb2O5. This ellipsoid corresponds to the half dimension of the standard ellipsoid.

Nb2O5 is the only element with an economic value; other elements are estimated because of their impact on the metallurgical recovery at the mill.

14.9   Validation of the Interpolation

To perform validation of the estimated grade, it is common to compare the average grade of the composites used with the average grade of the interpolated blocks. If the drilling pattern is regular (no grouping of data) and there is no distortion in the distribution of the grade, the two populations should give similar results. Table 14.9 shows these average grades, composites and blocks interpolated for the entire carbonatite. The 22% difference is due to more drilling being carried out in higher grade areas of Nb2O5 in order to more accurately define the average grade of the stopes that were mined out or will be mined, while lower grade areas are not as densely drilled. The difference between the grade of the composites and the grade of the block model before intensive drilling is around 3%. Since 2011, exploration drilling has to go throughout the block caving zone and the development area on the lower levels. The order of magnitude of the added drilling is around 150 to 200 feet. Those drillholes also define lower grade zone inside the carbonatite. Although the small amount of these drillholes, they have a major impact on the lower grade estimate. The difference of 22% between composites and the blocks is mainly due to the 2012 drillholes; in 2011 this difference was 12 % and 3% in 2010.

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Table 14.9: Comparison between composite and interpolated grade

Grade of Composites (% Nb2O5)	Grade of OK Model (% Nb2O5)	Difference (OK/Composites)	Number of blocks interpolated

0.433	0.336	22%	372,354

14.10  Resource Classification

Mineral resource is classified in accordance with the Canadian Institute of Mining standard (CIM Definition Standards for Mineral Resources and Reserves, June 24, 2011). Resource classification is based on the soundness of various data sources, such as:

•	Quality and reliability of drilling and sampling data;

•	Distance between sample points (drilling density);

•	Confidence in the geological interpretation;

•	Continuity of the geological structures and continuity of the grades within these structures;

•	Variographic studies;

•	Statistics of the data populated;

•	In the case of a producing mine, the reconciliation between models and actual production.

Niobec resource is classified according to the average distance of the composites used to estimate the grades of the block model and the availability of reconciliation data. The Niobec mine has a long history of good reconciliation between the reserves and the results obtained at the mill.

The measured resources are limited to the blocks estimated within a search radius of less than 75 ft. Usually corresponding to the areas where definition drilling was performed.

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The indicated resources correspond to the blocks estimated within a search radius located between 75 ft, and 200 feet, thus following the first stage of definition, after exploration drilling has identified a continuous mineralisation.

Inferred resources correspond to blocks where exploration drilling was completed and these blocks were estimated within a search radius between 200 ft and 300 ft.

Blocks estimated within a search radius greater than 300 ft are not considered as resources. The level of confidence of the estimated grade of these blocks is considered too low to be able to classify them as resources. These blocks will be classified as mineral inventory. Table 14.10 summarises classification used. Figure 14.2 presents a typical vertical section of the classification system used at Niobec (red for measured, yellow for indicated and green for inferred).

Table 14.10: Resource classification

From (Feet)	To (Feet)	Classification
0	75	Measured resources
75	200	Indicated resources
200	300	Inferred resources
300	525	Mineral inventory (excluded from resources)

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Figure 14.2: Classification of potential resource (section 235+50E)

14.11 Resource Statement

Declared mineral resources are confined within the envelope created by PCBC software, using of price of 55 US$/kg of niobium. Block caving development, required to operate the future mine, localized at the bottom of this envelope were also included in the resource statement. Development at the north of section 170+00N and the development to store the slag generated during the operation is excluded from this estimate. Figure 14.3 shows all the solids used to define this resource estimate. Only measured, indicated and inferred resources are presented in this statement using a cut-off grade of 0.2% Nb2O5.

All areas already excavated (stopes, drifts, etc.) as of December 31, 2012 are subtracted from this estimate. Table 14.11 shows the Mineral Resource estimation for the Niobec mine as at December 31, 2012.

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Figure 14.3: Envelopes containing Mineral Resources

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Table 14.11: Mineral resource of the Niobec mine

Niobec - Mineral Resource Estimate
Resource Categories	December 31st, 2012 (cut-off grade 0.2% Nb2O5) PCBC Nb55 Footprint, feasibility block model and solids
	Tonnes (000)	Grade (%Nb2O5)	Contained Tonnes Nb2O5 (000)
Total Measured	286,006	0.44	1,252
Total Indicated	343,908	0.40	1,379
Total Measured + Indicated	629,914	0.42	2,631
Total Inferred	67,699	0.37	252

1.	CIM definitions were followed for Mineral Resource Estimate
2.	Mineral Resource was estimated by Réjean Sirois, Eng., Vice President, Geology and Resources, G Mining Services Inc.
3.	Mineral Resource is estimated at a cut-off grade of 0.20% Nb2O5
4.	A density of 2.84 g/cm3 (0.0804 t/pi3) was used for this estimate
5.	Mineral Resource is enclosed within a block caving envelope generated by PCBC software with a theoretical value of 55 US$/kg of Niobium
6.	Mineral Resource is not a Mineral Reserve and do not have demonstrated economic viability
7.	Numbers may not add due to rounding

14.12 Resource Sensivity

Measured and indicated resources are generally not sensitive to cut-off grades lower than 0.2% Nb2O5 or higher than 0.6% Nb2O5 as shown in Table 14.12 and Figure 14.4. It should be noted that 91% of tonnes and 88% of niobium contained is located between these two grade intervals of measured and indicated mineral resource estimate.

Inferred mineral resource estimate, according to the various cut-off grades of Nb2O5 are represented in Table 14.13 and Figure 14.5. Inferred mineral resources estimate are also not sensitive to cut-off grades lower than 0.2% Nb2O5 or higher than 0.6% Nb2O5.

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Table 14.12: Tonnage vs. cut-off grade (Nb2O5) - Measured and indicated resources

CUT-OFF GRADE (%)	Volume	Density	Tonnage per grede range	Cumulative tonnage	Nb2O5 per grade range	Cumulative Nb2O5	Nb2O5 contained	SiO2	Fe2O3	P2O5	ZrO2	TiO2	MnO	CATEG
	ft3 x 1000	T/ft3	T x 1000	T x 1000	(%)	(%)	kg x 1000	(%)	(%)	(%)	(%)	(%)	(%)	—
0.00	512	0.0804	41	657,806	0.04	0.41	2,674	1.08	5.96	1.11	0.07	0.10	0.95	2
0.05	32,162	0.0804	2,586	657,764	0.08	0.41	2,674	1.39	6.06	1.40	0.07	0.12	0.94	2
0.10	93,157	0.0804	7,490	655,178	0.13	0.41	2,671	1.98	6.85	2.08	0.07	0.13	0.91	2
0.15	224,403	0.0804	18,042	647,689	0.18	0.41	2,662	3.26	6.99	2.53	0.07	0.13	0.88	2
0.20	495,120	0.0804	39,808	629,647	0.23	0.42	2,630	5.96	6.99	2.65	0.07	0.13	0.83	2
0.25	902,088	0.0804	72,528	589,839	0.28	0.43	2,539	6.86	6.90	2.69	0.07	0.14	0.81	2
0.30	1,265,565	0.0804	101,751	517,311	0.33	0.45	2,338	7.66	6.87	2.70	0.07	0.14	0.80	2
0.35	1,344,723	0.0804	108,116	415,560	0.37	0.48	2,006	7.89	6.88	2.74	0.07	0.13	0.79	2
0.40	1,186,197	0.0804	95,370	307,444	0.42	0.52	1,601	7.78	7.01	2.83	0.07	0.13	0.79	2
0.45	897,814	0.0804	72,184	212,074	0.47	0.56	1,197	7.32	7.29	2.98	0.07	0.14	0.79	1
0.50	612,456	0.0804	49,241	139,890	0.52	0.61	855	6.72	7.65	3.17	0.07	0.14	0.79	1
0.55	427,264	0.0804	34,352	90,648	0.57	0.66	597	6.09	8.02	3.35	0.07	0.14	0.80	1
0.60	261,636	0.0804	21,036	56,296	0.62	0.71	400	5.63	8.46	3.53	0.07	0.14	0.80	1
0.65	163,365	0.0804	13,135	35,260	0.67	0.76	269	5.28	9.06	3.65	0.07	0.15	0.80	1
0.70	102,916	0.0804	8,274	22,126	0.72	0.82	180	5.03	9.92	3.74	0.07	0.16	0.80	1
0.75	65,170	0.0804	5,240	13,851	0.77	0.87	121	4.86	10.91	3.87	0.08	0.18	0.80	1
0.80	39,303	0.0804	3,160	8,612	0.82	0.93	80	4.63	11.60	4.02	0.08	0.19	0.81	1
0.85	22,596	0.0804	1,817	5,452	0.87	0.99	54	4.80	12.28	4.08	0.08	0.20	0.80	1
0.90	15,625	0.0804	1,256	3,635	0.92	1.05	38	5.02	12.22	4.20	0.08	0.20	0.81	1
0.95	8,497	0.0804	683	2,379	0.97	1.11	27	5.66	11.56	4.05	0.08	0.19	0.81	1
1.00	21,602	0.0804	1,737	1,696	1.17	1.17	20	6.06	12.27	4.52	0.08	0.17	0.81	1
Total	8,182,173	0.0804	657,847	657,847	0.41	1.17	7,699	6.92	7.30	2.89	0.07	0.14	0.80	2

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Figure 14.4: Tonnage vs. cut-off grade (Nb2O5) - Measured and indicated resources

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Table 14.13: Tonnage vs. cut-off grade (Nb2O5) - Inferred resources

CUT-OFF GRADE (%)	Volume	Density	Tonnage per grade range	Cumulative tonnage	Nb2O5 per grade range	Cumulative Nb2O5	Nb2O5 contained	SiO2	Fe2O3	P2O5	ZrO2	TiO2	MnO	CATEG
	ft3 x 1000	T/ft3	T x 1000	T x 1000	(%)	(%)	kg x 1000	(%)	(%)	(%)	(%)	(%)	(%)	—
0.00	0	0.0000	0	70,167	0.00	0.36	255	0.00	0.00	0.00	0.00	0.00	0.00	0
0.05	957	0.0804	77	70,167	0.09	0.36	255	1.26	6.58	0.92	0.08	0.14	0.87	3
0.10	9,198	0.0804	740	70,090	0.13	0.36	255	1.71	6.24	2.05	0.07	0.10	0.94	3
0.15	27,841	0.0804	2,238	69,350	0.18	0.37	254	2.97	6.55	2.50	0.06	0.11	0.90	3
0.20	76,040	0.0804	6,114	67,112	0.23	0.37	250	7.45	6.96	2.65	0.06	0.13	0.81	3
0.25	157,364	0.0804	12,652	60,998	0.28	0.39	236	8.09	6.81	2.75	0.06	0.15	0.75	3
0.30	193,712	0.0804	15,574	48,346	0.32	0.42	201	7.70	6.71	2.75	0.06	0.15	0.74	3
0.35	147,452	0.0804	11,855	32,772	0.37	0.46	150	7.38	6.76	2.89	0.06	0.13	0.74	3
0.40	92,791	0.0804	7,460	20,917	0.42	0.51	106	7.63	6.72	3.04	0.07	0.12	0.75	3
0.45	62,847	0.0804	5,053	13,456	0.47	0.56	75	8.79	6.90	3.01	0.08	0.14	0.72	3
0.50	38,687	0.0804	3,110	8,403	0.52	0.60	51	8.74	6.91	3.26	0.09	0.16	0.72	3
0.55	22,154	0.0804	1,781	5,293	0.57	0.65	35	6.83	7.63	3.55	0.09	0.17	0.75	3
0.60	13,942	0.0804	1,121	3,512	0.62	0.69	24	4.59	8.84	3.77	0.08	0.18	0.78	3
0.65	11,617	0.0804	934	2,391	0.68	0.73	17	3.92	11.61	3.73	0.08	0.24	0.75	3
0.70	9,871	0.0804	794	1,457	0.72	0.76	11	3.40	12.73	3.83	0.08	0.25	0.77	3
0.75	5,510	0.0804	443	663	0.77	0.80	5	2.87	14.84	3.97	0.08	0.30	0.78	3
0.80	1,792	0.0804	144	220	0.82	0.86	2	3.59	13.17	3.90	0.09	0.27	0.83	3
0.85	640	0.0804	51	76	0.88	0.94	1	2.38	10.59	4.80	0.08	0.21	0.84	3
0.90	45	0.0804	4	25	0.92	1.06	0	2.97	12.61	4.54	0.09	0.24	0.75	3
0.95	53	0.0804	4	21	0.97	1.09	0	5.65	9.51	2.96	0.11	0.18	1.09	3
1.00	209	0.0804	17	17	1.12	1.12	0	5.36	11.86	2.50	0.10	0.19	1.53	3
Total	872,722	0.0804	70,167	70,167	0.36	1.12	784	7.38	7.03	2.89	0.07	0.14	0.76	3

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Figure 14.5: Tonnage vs. cut-off grade (Nb2O5) - Inferred resources

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14.13 Comparison between the Dec. 2011 and Dec. 2012 resource estimate

Table 14.14 shows the comparison between the resource estimate as of December 31, 2011 and December 31, 2012. Measured and indicated resource increased by approximately 144 million tonnes, a 30% increase. This increase is mainly due to the exploration and definition drilling campaign conducted in 2012 within the block caving footprint and to the change of the constraining envelope taken for this resource estimate (as shown in Figure 14.6). Following changes can be seen between the two envelopes:

1.	Removing of the 70° cone around the main volume;

2.	Increase of the perimeter of the main volume;

3.	Lowering of 50 metres of the eastern caving area (horizontal cave).

Inferred resource has reduced by 88 million tonnes, a decrease of 56% compared to December 31, 2011. Those resources were mainly transferred into measured or indicated resource with this update. In addition, removing the 70° cone around the main volume has reduced inferred resources while increasing the average grade.

Table 14.14: Comparison between the December 31, 2011 and actual resource estimate

Resources Category	2011-12-31 (cut-off 0.2% Nb2O5)			2012-12-31 (cut off 0.2% Nb2O5)			Tonnes difference (2011 - 2012)
	Tonnes	Grade	Contained Tonnes Nb2O5	Tonnes	Grade	Contained Tonnes Nb2O5
	(000)	(%Nb2O5)	(000)	(000)	(%Nb2O5)	(000)	(000)	(%)
Measured	235,269	0.44	1,028	286,006	0.44	1,252	50,737	22%
Indicated	250,233	0.39	986	343,908	0.40	1,379	93,675	37%
Total Measured + Indicated	485,502	0.41	2,014	629,914	0.42	2,631	144,412	30%
Inferred	155,376	0.35	547	67,699	0.37	252	(87,677)	-56%

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Figure 14.6: Comparison of volumes used for the estimation of December 31, 2011 (green)

and the resources of December 31, 2012 (transparent brown)

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15    MINERAL RESERVE ESTIMATE

The mineral reserve estimate for the Niobec expansion project is presented in Table 15.1. The estimate was prepared by IAMGOLD Technical Services using the CIM definition standards for Mineral Resources and Mineral Reserves and is compliant with the NI 43-101.

Table 15.1: Mineral reserve statement, Niobec expansion project.

Reserve category	Tonnes (000)	Nb2O5 Grade (%)
Proven	0	0.00
Probable	416,420	0.41
Total	416,420	0.41

1.	CIM definitions were followed for Mineral Resource Estimates
2.	Mineral Reserve was estimated by Daniel Vallieres Eng., Manager Underground Projects Iamgold.
3.	Mineral Reserve is estimated at US$45/kgNb
4.	Shut off NSR value of $26.29/t
5.	Mining factors, metallurgical recoveries and conversion incl.
6.	6.1 Mt at 0.32% Nb2O5 of development were included in the reserve as dilution due to the fact they will be processed.

Mineral Reserve was estimated using a block caving mining scenario. Mining factors were applied based on simulation and field investigation performed by ITASCA. Geological block model was processed by Geovia using the PCBC software to obtain the most likely expected tonnage and grade throughput profile. Development and undercutting work were scheduled using Surpac based on the ore footprint generated by PCBC.

The evaluation was based on a niobium price of 45 US$/kg. Preliminary mining cost and metallurgical recovery were applied to the block model to produce an NSR value attribute. This NSR attribute served to produce the reserve estimate.

The PCBC simulation includes dilution material and losses that will occur due to ore mixing with barren and overlying material. These metrics are tributary of block caving which by definition is

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a mass mining method with limited control on dilution and ore recovery. Development and undercut tonnes and grades were extracted from the geological block model. 6.1 Mt at 0.32 % Nb2O5 of development was threaten as dilution in the present calculation. The current mine configuration do not allow sorting ore and waste; meaning every extracted tonne is ultimately processed. Diamond drilling of this small remaining portion will be addressed in 2014. To the opinion of the author, it is unlikely that this material will not be converted to measured & indicated since it stand just under the reserves. The Niobec deposit has some exploration holes down to 1,200 m and still remain open at depth. Moreover, the Niobec mine has the intent to process this material during the transition period (over the next four years) in its existing facilities.

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16     MINING METHODS

Niobec underground mine has operated continuously since 1976. During a scoping study conducted in early 2011, four mining scenarios were evaluated as an opportunity to expand the Niobec operation. The first scenario was a Life of Mine (LOM), using the estimated mineral reserves and resources as at December 31, 2010. According to this baseline scenario, blocks 4, 5 & 6 would be mined using a pyramid sequence and paste backfill. The second scenario involved adding blocks 7, 8 & 9, also to be mined using a pyramid sequence and paste backfill. This scenario was based on the assumption that the deposit continues at depth with similar grades and dimensions; exploration work to confirm this assumption was required. The third scenario involved a drastic change as the underground operation was to be converted into a 10 Mtpy block caving operation. The last scenario covered in the scoping study was a 10 Mtpy open pit operation.

Block caving and open pit mining have demonstrated to be satisfactory in terms of profitability. After internal studies, IAMGOLD decided to carry out a feasibility study for an expansion of the Niobec operation based on block caving. This item discusses all the details and aspects related to the mining of the Niobec deposit.

16.1     Niobec Current Operation

The current 850 m shaft includes three or four compartments. It is used to skip ore to the surface and to transport personnel and equipment. In addition to the shaft, a ramp gives access to the underground facilities down to a depth of 750 m. The Niobec mine currently produces about 2.4 Mtpy of ore, using an open-stope mining method.

The Niobec mine is separated into several mining blocks, from Block 1 starting at level 300 to Block 6 which reaches level 2400. Production currently focuses on mining blocks 3 and 4. Between blocks 1 and 2, blocks 2 and 3, blocks 3 and 4, horizontal pillars have been left and are 26 m, 41 m and 46 m thick respectively. Block 5 now serves as a pillar between blocks 4 and 6 and has a thickness of 75 m. See Figure 16.1.

The average dimensions of the stopes are about 60 m in length, 24 m in width and 90 m in height, with 24 m vertical pillars between stopes. Access to the stopes is available via two levels. On the upper level, 5.5 m x 3.8 m drifts, separated by 4.3 m wide pillars, are excavated within the boundaries of the stope and are used primarily for production drilling. At the lower level, 5.2 m x 4.3 m extraction drifts are developed to serve as drawpoints. Production holes are mostly vertical, 90 m long, with a 165 mm diameter, and predominantly drilled from the upper level drifts.

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Drift development is done by electro-hydraulic jumbo drills and ground support is installed using mechanized equipment. Blasted material is loaded using LHD loaders and transported by trucks to ore passes. The ore is then sent to jaw crushers located underground and finally hoisted to the surface.

This current mining method is characterised by relatively low costs. It requires a mineralised zone of significant dimensions and a relatively competent ground. The main disadvantage is that mineralised pillars must be left in place permanently.

16.2     Transitional Mining Plan

Until the expansion scenario is made operational, the open-stope mining method must continue to be used. Paste backfill cannot be contemplated during the transition period because it significantly reduces metallurgical recovery at the plant and therefore would negatively impact the block caving operation.

In the current Niobec's 5-year mining plan, open-stoping production gradually migrates to the lower blocks. Because of the mining method, block 5 is left in place as a horizontal pillar between blocks 4 and 6, from where most of the 5-year plan's production will come. In addition, in order to facilitate the first steps towards block cave mining, no production in the west sector of the lower blocks (4 and 6) has been scheduled.

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Figure 16.1: East-West section looking North of the current mine

16.3     Block Caving Mining Method

Block caving is an underground bulk mining method, usually applied to large and homogeneous deposits. This mining method is capital-intensive but high production rates combined with low operating costs, compared to other underground methods, make block cave mining a viable alternative to open-pit mining. It is becoming more popular and is used successfully in several large-scale mining operations around the world.

Caving methods take advantage of the natural jointing and defects present in the rock mass, the stress induced fracturing, the limited resistance of the rock and the gravity. In general,

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a network of parallel drifts are used to undercut the base of the mineralised zone to a sufficient dimension to initiate the caving process. A permanent network of extraction drifts is built underneath the undercut level and, by gravity, the fractured ore rock moves down the draw column and is extracted. The overlying mineralised zone continues to cave and fill the voids generated by ore extraction.

In order to minimize interference with the 5-year mining plan and to accelerate the ramp-up to a 10 Mtpy caving operation, it is proposed to mine the western part of the deposit using an inclined cave (IC) layout, initiated by sub-level caving (SLC). The SLC upper level is located on level 2100 (depth of 640 m) and mining will progress in a top down sequence. Four SLC levels are planned. This arrangement will allow undercutting the ore zone while supplying a quantity of ore required for the transition period. Then, drawpoints are established to form a double sided inclined block cave layout that would be in operation for about 10 years. This design was selected to facilitate the transition from the current mining method (open long-hole stopes) to block caving and to allow a faster cave implementation.

While the IC is in operation, a horizontal cave (HC) layout would be developed 50 m below level 2400, at a depth of 795 m. This caving arrangement will be used to continue ore extraction in the eastern part of the orebody Figure 16.2 shows an isometric view of these inclined and horizontal layouts.

In the following sections, the geotechnical context of the mine, the mine design, schedule and underground infrastructure are presented.

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Figure 16.2: Niobec proposed cave layouts

16.4     Geotechnical

The rock mass must meet certain geotechnical criteria in order to be suitable for cave mining. In 2011, Golder Associates had undertaken some preliminary assessments to verify the applicability of this mining method for the Niobec deposit. In 2012, Itasca Consulting Group was mandated to follow up with more detailed analyses on cave growth, subsidence, fragmentation, mud rush potential, etc. SRK Consulting was hired to review the geotechnical assessments and provide technical assistance. A Geotechnical Review Board was also held in June 2013; the objective of this external review was to examine the various technical aspects of the geomechanical work completed by Itasca and supported by SRK.

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Geotechnical data collection is based on various geological and geotechnical data obtained from drill cores and field mappings and observations. A significant quantity of data, including laboratory tests, has been collected throughout the years and two new geotechnical holes were drilled in 2013 to perform specific geotechnical logging and laboratory testing, following a procedure elaborated by Itasca. In the following sections, the geotechnical context of the mine is presented and Itasca’s scope of work is summarised.

16.4.1     Geology

The rock at Niobec mine consists predominantly of calcitic to dolomitic carbonatites and syenite to syenite breccia. These lithologies exhibit hematite and/or chlorite alteration to varying degrees. The rock mass is highly heterogeneous, both at the cave scale and at the tunnel scale. These lithologies are overlain by approximately 75 m of Trenton limestone and locally by up to 30 m of overburden.

Niobec geological block model contains an attribute named CODELOT, which is a numeric classification system developed to group lithologies having similar mineral composition and impact on metallurgical recovery. This CODELOT classification is further described in Table 16.1 and was used for geotechnical domaining.

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Table 16.1: Description of the CODELOT classification

Codelot	Geologic Code	General Description

1	C9 (88%)	Fine to medium-grained Barren dolomitic carbonatite in the south.

2	C3C (65%), CCA (21%), C3CS (8%)	Medium-grained calcitic carbonatite. Generally better RQD.

4	SC5 (16%), C5S (13%), Si (12%)	Syenite and syenite breccia.

5	C3B (94%)	Medium-grained dolomitic carbonatite. Biotite and apatite present. Magnetite >5%.

7	C5 (50%), C3A (32%), C5S (9%)	Medium to coarse-grained dolomitic carbonatite. Biotite and apatite may be present. Magnetite <5%.

8	C5S (26%), C5 (18%), C3A (10%)	Dolomitic carbonatite and syenite breccia. Code 8 Bridges the gap between codes 4 and 7.

11	C2 (97%)	Coarse-grained massive barren dolomitic carbonatite in the north.

15	C3NB (96%)	Fine-grained dolomitic carbonatite. Biotite and apatite present. Magnetite >5%.

17	C3NA (59%), C3N (32%)	Fine-grained dolomitic carbonatite. Biotite and apatite may be present. Magnetite <5%.

30	C3B (32%), C5 (21%)	Very altered rock. Generally within 300 metres of the surface.

44	C3B (32%), Sa (13%), CH (9%)	Multi-metric masses of semi-massive magnetite with biotite and chlorite. Fe2O3 >14% and SiO2 >10%. Generally located in the south.

16.4.2     Geotechnical Data and Domaining

The rock mass at Niobec is generally massive and heavily veined, with few persistent open joints but a large number of healed veins and microdefects (FF=5-7/m) and short open fractures (FF=1-3/m). There are few large-scale structural features such as faults, shear zones or dykes. However, widely spaced persistent veins (FF=1/m) can be observed in underground exposures. The most persistent are subhorizontal and have trace lengths typically of more than 10 m. See Figure 16.3.

Rock Quality Designation (RQD) fracturing is systematically evaluated by Niobec geologists during the description of the drill cores and typical RQD values are generally higher than 75%.

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Figure 16.3: Widely spaced persistent veins at tunnel scale

In terms of strength, Figure 16.4 shows a histogram of the results of intact uniaxial compressive strength (UCS) obtained from all carbonatite and syenite samples. The average UCS and Brazilian tensile strength for intact rock are respectively 112 MPa and 8.5 MPa (based on 191 and 246 laboratory tests from a wide range of holes and depths).

Systematic point load testing conducted on 2013 geotechnical holes (two holes at depth) suggest that the healed veins and microdefects have a tensile strength that is 60-70% of the intact rock tensile strength. A comparison of triaxial and uniaxial strength data indicates that the rock has significant brittle failure potential.

Geotechnical domaining was accomplished by grouping CODELOT values in the block model and categorizing them as weak, moderate or strong rock (in relative terms). The strength categorization process was informed by available geotechnical data, such as point load indices for intact rock, UCS and Brazilian strengths for intact rock, frequency and point load indices for microdefects and veins, frequency, roughness and alteration of short open fractures, RQD and geology.

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Then, synthetic rock mass (SRM) testing coupled with back analysis of stope back overbreak have allowed to estimate the rock mass UCS between 9 MPa (weak domains) to 21 MPa (strong domains).

Figure 16.4: Histogram of uniaxial compressive strength testing (carbonatite and syenite)

16.4.3     In Situ Stresses

Stress measurement campaigns were carried out in 1986 and 2000 by CANMET and École Polytechnique de Montréal, respectively. These experimental results were reviewed in 2011 and stress measurements taken at levels 1000 and 1450 were held for Golder’s preliminary assessments. In 2013, two additional measurement campaigns were carried out at levels 2100 and 2400 by École Polytechnique de Montréal, in order to have stress measurements at deeper levels, closer to the planned underground infrastructure location.

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A compilation of all these in situ stress measurements, obtained via the overcoring technique, shows that stresses at Niobec are low relative to the Canadian Shield and do not increase with depth at similar rates.

Based on a detailed analysis of available data, the following stress regime was adopted and used in the numerical models:

•	maximum horizontal stress at surface of 3 MPa, increasing linearly to 25 MPa at a depth of 350 m, then remaining constant at 25 MPa below 350 m;

•	minimum horizontal stress at surface of 0 MPa, increasing linearly to 12 MPa at a depth of 350 m, then remaining constant at 12 MPa below 350 m;

•	maximum horizontal stress oriented E-W (relative to Mine North).

16.4.4     Caveability Assessment

Throughout the years of open-stope production at Niobec, some 20 m to 40 m wide stopes have caused roof instabilities of 15 m to 20 m in height, which are usually stopped by arching. These observations indicate that the rock mass tends to fail and collapse when the size of underground excavations become substantial. The ability of the rock mass to cave continuously is of paramount importance for cave mining to be contemplated. The caveability of the Niobec deposit has been assessed using two common techniques: Laubscher’s empirical method and numerical modeling using FLAC3D.

I.     Empirical Assessment

The most common empirical method to assess caveability was developed by Laubscher. It uses rock mass quality indices, the Mining Rock Mass Ratings (MRMR), and the hydraulic radius (HR) of the undercut, defined as the area divided by the perimeter.

Based on various assessments, the MRMR values have been estimated to range between 42 and 65. Using Laubscher’s Stability Graph, the dimensions of the undercut required to initiate and sustain caving of the rock mass can be determined. Figure 16.5 shows the empirical assessment results. Based on these results, the hydraulic radius required to achieve caving at Niobec ranges from 22 m to 38 m, respectively representing areas of 100 m x 100 m to 150 m x 150 m.

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The total footprint dimension of Niobec orebody is approximately 600 m x 400 m (HR = 120 m) and therefore caving potential exists. The inclined cave layout has a planned undercut dimension of 140 m x 375 m, which is equal to a HR of 51 m.

Figure 16.5: Stability chart according to Laubscher (MRMR vs. HR)

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II.     Numerical Assessment

Itasca conducted caving simulations using FLAC3D. The results show that it will be possible to sustain continuous caving to ground surface from the proposed inclined cave footprint (HR = 51 m). Although in situ stresses at depth are low, caving is encouraged by the susceptibility to brittle spalling under low confinement (as evidenced by the stope back overbreak experienced to date), the E-W orientation of maximum horizontal in situ stress (generating higher cave back stresses being orthogonal to the long dimension of the cave) and the large hydraulic radius (which limits arching, promoting low confinement conditions required for spalling).

For the proposed inclined cave, the risk of cave stalling at depth is considered low, for estimated rock mass UCS in the range of 9 - 21 MPa. The results of sensitivity analyses suggest that the strength and brittleness of some lithological units located in the south of the inclined cave footprint have the potential to impact cave shape and propagation. Mitigation measures have been accounted for in this study, such as undercutting initiation point and sequencing and close monitoring with TDR.

It should be noted that the presence of subhorizontal persistent veins was not considered within the caving simulations but would further enhance caveability of the rock mass.

16.4.5     Subsidence Prediction

As cave mining takes place, subsidence effects appear progressively on surface and a crater is expected to develop, gradually increasing in size over time. During feasibility, numerical modeling was conducted by Itasca to determine the extent of the zone of influence. The crater expected to develop at the bedrock surface assumes a roughly circular shape in plan. It continues to grow as panels are developed to the east. If the maximum horizontal stresses deviate from E-W (relative to Mine North), the crater could be more asymmetric in shape, extending further out in the direction of minimum horizontal stress.

Once the cave breaks through to ground surface, the weaker overburden is expected to collapse and erode further, extending the crater limits at ground surface beyond the crater limits at the bedrock surface. Surface soils in the expected subsidence area were investigated during geotechnical investigation campaigns. The thickness of overburden varies between 0 and 10 m in the northeast limit and up to 30 m in the southwest limit. In general, the overburden consists of a stratified deposit of clay and silt, qualified as sensitive, often covering a thin, coarser moraine deposit and sometimes covered by a thin layer of organic soils.

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While experience in the region suggests that the clays in particular have the potential to fail back significant distances through a combination of basal shearing/liquefaction and block sliding, based on Itasca analysis, this is only expected in limited areas around the crater where the bedrock-overburden interface dips towards the crater. In general, the bedrock-overburden interface dips towards the southwest, where the overburden is the thickest. Crater extension via retrogressive slope collapse in the overburden is considered possible everywhere around the crater and a layback angle of 20° from the bedrock-overburden interface is recommended by Itasca as a final limit for planning purposes. The mean diameter of the roughly circular zone is approximately 1 km. See Figure 16.6.

Figure 16.6: Subsidence area

Structures to divert water around the perimeter of the expected crater limits are planned to reduce water infiltration into the caving area.

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16.4.6    Fragmentation Assessment

The size of the rock blocks that will report to the drawpoints is of paramount importance to effectively operate a block caving operation. Fragmentation of a good quality rock mass is generally coarse. This allows a greater spacing between the drawpoints, while maintaining good interaction between each of the adjacent draw columns. However, one disadvantage of coarse fragmentation is the potential blocking of drawpoints, requiring secondary blasting, which can damage existing infrastructure or disrupt production.

Approximate indications of the primary fragmentation of the rock mass are given by the dimensions of blocks observed after stope instabilities and in situ dimensions of blocks in the rock mass, obtained with DFN models. Based on these two methods, the average size of blocks can reach 2.5 m. Figure 16.7. However, it must be noted that these blocks have not undergone any attrition, which typically occurs as the blocks of rock move down the draw column.

Figure 16.7: Blocks in stopes after instabilities

Itasca has estimated the three-dimensional distribution of primary fragmentation by combining the domain block model with results of caving predictions (which define the cave back stresses leading to failure in each block) and the results of SRM tests (which predict the distribution of fragment sizes as a function of rock mass strength and cave back stress). The results suggest that primary fragmentation could be quite coarse where medium and strong domains cave under low stresses, which is expected at the bottom and top of the ore column. In these areas, approximately 40-60% of the fragments produced by high strength domains and 20-40% of the

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fragments produced by medium strength domains could be more than 1.3 m3 in volume. Under the higher cave back stresses in the middle of the column (30-40 MPa), these same domains produce smaller fragment sizes (10-30% >1.3 m3). Weak domains produce less than 20% >1.3 m3 under a wide range of cave back stresses.

REBOP was used to simulate draw from the inclined cave and to estimate how the primary fragmentation from different domains and different cave back stresses mixes over time and reports to the drawpoints. The percentage of fragments >2 m3 is predicted to be greater than 20% in most drawpoints in the first year of full production due to the low stresses at which the rock immediately above the undercut is expected to fail. Coarse primary fragmentation (more than 20% >2 m3) is also expected near surface. After the first year, fines migration and secondary fragmentation act to push the percentage of fragments >2 m3 below 10% in all drawpoints due to fines being drawn in preference to coarse material or attrition.

16.4.7    Mud Rush Potential

The analysis of mud rush potential focused on identifying potential sources of fines and their mud-forming potential in various sectors of the inclined cave. The most likely source of fines is considered to be mixtures of ore fines and surface clay. In order to assess mud forming potential, Itasca analyses focused on estimating the proportions of ore fines and clay that are likely to exist in different sectors of the cave and determining whether the permeability of these mixtures might make them susceptible to saturation within the lifespan of the cave.

Based on REBOP simulations conducted by Itasca, it is predicted that surface clay will enter drawpoints in the southern half of the footprint towards the end of draw from the inclined cave and that little to no clay will enter drawpoints in the northern part of the footprint. It is also predicted that ore fines will be concentrated at drawpoints located near the perimeter of the cave.

Combining these predictions of clay and ore fines entry, it is estimated that at the end of draw from the inclined cave, clay could represent 4-12% of all muck drawn (11-34% of the fines) from 1/4 of the drawpoints (all located in the south end). Clay mixed with ore fines in these proportions is estimated to have a hydraulic conductivity on the order of 0.05 m/day. This is within the range of hydraulic conductivity considered necessary for a fine material to form a mud.

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The ability of the cave to actually produce saturated muds in the southern half of the footprint late in the cave life in the manner described above depends heavily on the ability of the clay to significantly disintegrate and recombine with ore fines to produce a material that is susceptible to full saturation. The manner in which the clay is likely to break up during draw is difficult to predict. Measures such as strict draw control and dewatering are planned to minimize the amount of clay erosion by flow of groundwater and surface water.

16.5    Mine Design

16.5.1    Cave Layout

For the purpose of determining ore footprints with a positive economic value, IAMGOLD has mandated GEOVIA, a branch of DASSAULT SYSTEMES, to conduct different assessments with the PCBC software. PCBC is well known in the cave mining industry and is designed specifically to evaluate different block cave scenarios.

In general, PCBC assigns an economic value to each of the ore blocks in the geological block model, based on prices and metal recoveries, and then can provide potential cave footprints of economic interest. After drawpoints layout, undercutting initiation point and sequence, vertical mining rate, development and mining costs are entered as input parameters, production schedules can be generated.

IAMGOLD has selected the cave layout shown in Figure 16.8 because it:

•	maximizes Nb2O5 grades for the first years of operation;

•	minimizes the footprint, reducing development and project start-up costs;

•	encourages early yielding of the stronger rock in the south of the inclined cave;

•	postpones the risk of future panels short-circuiting into the incline cave to a late stage.

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Figure 16.8: Cave footprint and layout selected

16.5.2    Mine Access

One access drift (5.2 mW x 5.2 mH) is planned to access the production zones and allow circulation of personnel and equipment from and to the new shafts.

To access the inclined cave layout, two drifts are being developed from level 2100 and reach the upper SLC level. One reaches the S-W part of the inclined layout. The second is coming from the current production zone and reaches the middle of the inclined layout. From this drift, a decline ramp gives access to each SLC level. This ramp will also be developed to reach the main underground infrastructure and the new shafts. The horizontal cave area will also be linked to this ramp.

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A train level is planned at a depth of 860 m. It will be used to transport the ore from the different extraction zones to the crushing complex. This level will also connect the ventilation system to the new exhaust raises. For proper clearance with proposed locomotives and wagons, a drift size of 5.2 mW x 5.2 mH is planned. Access to the train level is possible via two different routes. An decline ramp is currently being developed from level 2400. Near the two shafts, another ramp will link the train level, the main infrastructure level and the shafts bottoms.

16.5.3    Incline Cave (IC)

During the first years, the objective is to carry out the work required to get the inclined cave operation underway, while fulfilling the production obligations laid out in the transition plan. During that time, use of most of the existing infrastructure, including the production mine shaft, is planned.

Development has begun in 2013 in order to commence sub-level caving mining by 2015 to be subsequently converted into an inclined block caving operation by 2018. The required infrastructure is expected to be completed in 2018 (shafts, access tunnels, infrastructures, ventilation system) and will enable operating the new mine without having to rely on current mine facilities.

Four levels, spaced 20 m elevation-wise, will be developed following a sub-level cave arrangement, in the western part of the deposit. The SLC drifts (4.5 mW x 4.9 mH) are oriented E-W (relative to Mine North), spaced every 15 m (center to center) and have a staggered arrangement. The haulage drifts (5.2 mW x 5.2mH) connect the SLC drifts to the different ore passes. Figure 16.9 and Figure 16.10.

SLC mining is used to undercut the mineralised zone, following a pyramidal sequence shown in Figure 16.11, and to initiate caving. It is therefore used as a production area during the early years of transition, from 2015 to 2018. A mucking strategy was proposed by SRK for mucking the undercut blasted material. Only the swell is mucked out from the upper level (40% of blasted tonnes) and then mucking percentages of 60%, 80% and 100% of blasted tonnes are respectively planned for sublevels 2, 3 and 4. Current mine infrastructure would be used until 2018 and, therefore, all the ore from this production area would go through the existing production shaft.

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From 2018, SLC and cave mining would be used simultaneously to extract ore. SLC mining should be completed before the end of 2019 and thus, the incline cave layout, with in-plan drawpoint spacings of 15 m x 20 m, would be fully operational.

The ore is first transported from the drawpoints to the ore passes using 17 tonne LHD loaders. Two discharge stations are proposed on each side of each sublevel. One station is equipped with grizzlies and hydraulic rock breakers, to prevent blocking of ore passes. The other station consists of a cone dump. For the bottom sublevel, both discharge stations will be equipped with grizzlies and hydraulic rock breakers. Ore passes (5.2 m x 5.2 m) are vertical and reach the haulage (train) level.

During the transition period, additional ore passes connecting to level 2400 are used and truck haulage to the existing production shaft is planned.

Figure 16.9: Isometric view of the SLC and IC layouts

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Figure 16.10: Section views of the SLC and IC layouts

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Figure 16.11: SLC undercutting strategy

16.5.4    Horizontal Cave (HC)

From 2019, a horizontal cave layout will be developed 50 m underneath level 2400. As shown in Figure 16.12, the horizontal layout is characterised by a single undercut level and one extraction level located underneath. It is planned to initiate the cave from the south-east extremity and to operate this layout as a panel cave, starting in 2024.

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Figure 16.12: General layout of the Horizontal Cave

During the HC operation, 17-tonne LHD loaders continue to be used to transport the ore from the drawpoints to one of 16 ore passes (5.2 m x 5.2 m), located at the perimeter of the cave footprint and equipped with grizzlies and hydraulic rock breakers. The ore passes are 25 m long and reach the train level, where 30-tonne wagons are used to haul the ore to the crushing complex. The train level requires an expansion.

16.5.4.1    Undercut Level

The undercut level consists of 24 parallel drifts (4.5 mW x 4.5 mH), oriented north-south and spaced 15 m center to center. These undercut drifts will be used for drilling and blasting in the same fashion as for the upper sublevel of the IC layout. An advanced undercut strategy was held although the low stress regime coupled with the strong rock mass would allow a post-undercut strategy.

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16.5.4.2    Extraction Level

The extraction level consists of a peripheral drift and 15 parallel drifts (5.2 mW x 5.2 mH) running north-south and spaced 30 m center to center. An "El Teniente" design was selected. Transverse drifts (4.5 mW x 4.5 mH) will therefore be developed every 15 m at 60°. A draw configuration of 15 m x 15 m on average is obtained by this configuration. See Figure 16.13. An advanced undercut strategy has been accounted for in the mining schedule, meaning that the drawbells are excavated after the undercutting has been completed above. Afterwards, drawpoints are reinforced.

Figure 16.13: Plan view of the extraction level

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16.5.5    Ground Support

Experience acquired over the years by Niobec regarding ground control were taken into account for the development of typical ground support requirements.

The majority of planned underground drifts have dimensions ranging from 5.2 m to 4.3 m wide by 4.3 m high. In general, the primary support of all these drifts will consist of resin rebars 2.7 m long, installed on a 1.2 m x 1.2 m pattern, and of welded wire mesh. Shotcrete is then added with a thickness ranging from 50 mm to 100 mm, depending on the role of the excavation and the magnitude of the induced stresses around the excavation. Figure 16.15 shows primary support specifications described above.

Figure 16.14: Primary ground support

For each of the drift intersections, for drawpoints and for infrastructure with larger dimensions, secondary ground support is planned and will consist of one or a combination of the following: bulb cable bolts 6.1 m long installed on a 2 m x 2 m average pattern, welded mesh straps, steel sets and additional shotcrete. The cable bolting layouts for both cave arrangements are illustrated in Figure 16.15 and Figure 16.17. Regarding the drawpoints, two steel sets (W8x40#) spaced 1.2 m and an additional layer of 300 mm of reinforced shotcrete over a length of 1.5 m have been accounted for.

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Figure 16.15: Secondary ground support (IC intersections and drawpoints)

Figure 16.16: Secondary ground support (HC intersections and drawpoints)

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16.5.6     Monitoring

A caving operation usually relies on several parallel systems to monitor the cave propagation towards the surface, and subsequently the expansion of the subsidence zone. The behavior of the local and regional rock mass in response to stress changes are also commonly monitored. Use of the following systems is planned for Niobec:

•

A micro-seismic system, consisting of 48 channels, is already being installed in the current operation. In order to continuously monitor the seismic activity in response to cave mining, it is planned to add 36 new channels to the system;

•	Time Domain Reflectometry (TDR) cables are planned in 10 underground and 20 surface drillholes, across the cave footprint;

•	Five deep-hole extensometers, each 500 m long with 20 anchors, will be installed from surface to monitor ground deformation around the cave footprint;

•	Subsidence area will be monitored using survey prisms and robotic theodolites and also periodic aerial photographs;

•

Several 6 m and 12 m long extensometers and instrumented cables will allow to measure the rock mass response and deformation in the all production levels and mine accesses as well as in major excavations;

•	Smart markers are also planned to help understand material flow within the cave, improve ore recovery and optimize SLC and drawbell drilling and blasting designs;

•	Other instrumentation systems could also be used for some more specific situations, such as convergence measuring, digital image processing, damage mapping, etc.

It should be noted that instrumentation systems mentioned above will be automated and acquisition systems, using cables and/or wireless networks, will enable nearly real time monitoring from the surface. Communication infrastructure has been accounted for, both underground and on the surface. On surface, because of the winter conditions, instrumentation will be located in atmosphere controlled huts, linked to a fiber optic network and to an electric source.

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16.6     Mine Schedule

The development and the blasted production schedule was developed using MineSched software. The cave production was developed using PCBC. Both of these softwares are a product from GEOVIA, a branch of DASSAULT SYSTEMES. The development and blasted production scheduling was performed by IAMGOLD employees. However, the PCBC schedule was contracted to GEOVIA. The PCBC schedule result was transferred to IAMGOLD employees to be inserted into the production mine plan.

The data was reported by month for 2013, by quarter the second year and annually for the LOM.

16.6.1     Lateral Development

There is a total of 94 km of lateral development to be undertaken. This includes all the lateral development required for the caving operation and the transition period using the current mining method. Typical heading size is 5.2m x 5.2m. Some headings have different dimensions, such as SLC levels (4.5 mW x 4.9 mH) and drawpoints and undercut levels in the horizontal cave layout (4.5 mW x 4.5 mH).

Lateral development has started in 2013. Since the current mine is already partially developed at level 2100, the upper level of the incline cave layout can be reached very quickly. In 2013, development crews have started developing the upper SLC level. Meanwhile, other development crews are progressing with a downward ramp towards the planned shafts. This ramp will connect with all the four SLC levels and then goes on for a distance of 1 km to reach the proposed shafts location.

In 2014, crews will continue developing the incline cave layout at a rate of 15 m/day. It is also planned to continue developing towards the shafts and to start a descending ramp leading to the train level and then to the shaft bottom. For these headings, development rates are assumed to range between 4.2 m/day (single-heading) and 6.3 m/day (multi-heading).

The development of the major excavations near the shafts, such as crushing chambers, ore silos, etc. should be completed by Q1-2017.

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Development crews will develop the SLC / incline cave layout until 2019 at a rate of 15 m/day. When completed, they will begin developing the eastern part of the horizontal cave layout. The development rate will remain 15 m/day until 2020. Then, the quantity of development crews will gradually decrease and the development rates will drop consequently to 8.4 m/day in 2021, 4.2 m/day in 2024 and 2.4 m/day in 2027. Lateral development is scheduled to be complete in 2041.

16.6.2     Vertical Development

There is a total of 10 km of vertical development planned for ventilation and ore pass systems. Ventilation raises and ore passes dimensions are 5.2 m x 5.2 m and will be developed as they become required for the project. Depending on their length, these raises will be developed using drop raise method or Alimak.

This vertical development includes Alimak pilot raises that are planned for both shafts, but excludes shaft sinking, which is covered in more details in section 16.7.1. Two raisebores of 8.1 m diameter for air exhaust from the train level to surface are also included and are planned for 2020-2021.

16.6.3     Labour

During the ramp-up period leading to a block cave operation at a production rate of 10 Mtpy, there will be an increase in labour, for works such as shotcrete application, secondary ground support and production drilling. On-site mine personnel will peak in 2018, at production start-up, and will then gradually decrease. The same applies for contractor personnel. Labour would stabilize around 2021 and remain similar until the end of the mining operation.

Figure 16.17 shows the variation of underground manpower through the years. Contractor development crews and shaft sinking crews are included in the contractors manpower.

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Figure 16.17: Manpower requirements (2015-2034)

16.6.4     Mobile Equipment Fleet

The mobile equipment fleet required for the development, construction and operation of the mine has been established, based on the development and production schedules. Table 16.2 shows the amount of mobile equipment that are planned for the implementation and the operation of Niobec cave mining.

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Table 16.2: Mobile equipment fleet

DESCRIPTION	TOTAL	SPECIFICATIONS
JUMBO DRILLS	4	2 booms
BOLTING MACHINES	5	With carrier
LHD LOADERS – 2yd	1
LHD LOADERS – 7yd	2
LHD LOADERS – 11yd	10	17 tonnes capacity
MINING TRUCKS	4	2 x 30 tonnes ; 2 x 45 tonnes
SCISSOR TRUCKS	6
CABLE BOLTING MACHINES	2	With conveyor, auger, mixer and cement pump
SHOTCRETE SPRAYER	2	13 m3 / hour capacity
SHOTCRETE MIXER TRUCK	4	5.5 m3 capacity
LONG HOLE DRILL	3	Diameter = 3.5 in.
V30 DRILL	1
LOADING MACHINE (EMULSION)	2
LOADING MACHINE (ANFO)	2
BLOCKHOLER	3
ELECTRIC LOCOMOTIVE	6	5 for production, 1 for service
MINE WAGONS	31	29 x 30 tonnes; 2 for service
OTHER SERVICE EQUIPMENTS	70

16.7    Mine Infrastructure

Based on the development and construction schedules of the project and simulations of the ore handling system, the required underground infrastructure has been established to fulfill the production needs and to comply with all applicable laws.

During the transition period, the existing mine infrastructure is used in order to postpone a certain amount of capital investments. A first set of infrastructure, located mainly in the access drifts and at the train level, is required for 2018, to begin inclined block caving. Thereafter, for 2019 and up, with the implementation of the horizontal cave layout, another set of infrastructure will be necessary. Table 16.3 shows quantities required based on project milestones.

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Table 16.3: Mine Infrastructure Requirements

DESCRIPTION	Incline Cave	Horizontal cave
Production shaft and stations – 992 m deep	1	0
Service shaft and stations – 928 m deep	1	0
Skip loading station	1	0
Main Fan station with SAS door	3	0
Ventilation doors with auxiliary fan	6	0
Ventilation doors with production fan	16	0
Development fan	10	0
Main pumping station	1	1
Cone-shaped sump	1	3
Main electrical stations – 25 kV	2	0
Electrical substations – 4.16 kV	17	10
Electrical distribution	3	3
Grizzly and hammer station	10	16
Cone dump and bumper	7	0
Trains loading station	10	16
Trains unloading station	1	0
Train pantograph and catenary installation	1	0
Crushing station	1	0
Crushing station silo	4	0
Permanent shotcrete line	1	0
Storage room	8	8
Electrical storage room	0	1
Service unloading storage bay	1	0
Explosives depot	1	0
Cap magasine	1	0
Fuel bay and lubricants station	1	0
Rail equipment garage/workshop	1	0
Mobile equipment garage/workshop (To be ready in 2019). Including :
Wash bay and sump	1	0
Workshop/offices/electrical and mechanical warehouse	1	0
Welding shop	1	0
Lubricants depot	1	0
Main bay	1	0
Tire depot	1	0
Lunch room/washroom	3	1
Refuge station	8	1
Process/potable water distribution	1	1
Monitoring/Communication/instrumentation/control	1	1
Detailed construction enginering	1	0
Existing mine dismantling (To be complete in 2019)	1	0

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16.7.1    Shafts, Stations and Loading Station

Several scenarios were evaluated to determine the type of access required to meet the needs for service and mine's production. The use of shafts proved to be the best option. Therefore, construction of two shafts is planned, one for production and one for servicing. IAMROCK conducted the feasibility study to determine the time and schedule for shaft sinking while Roche ltd, Groupe Conseil and ASDR Solutions, conducted a feasibility study to design shafts, stations and loading station capable of meeting the design criteria elaborated by IAMGOLD. The main parameters that can described the proposed shafts are shown in Table 16.4.

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Table 16.4: Shafts parameters

Both Shafts
8.1 m excavated diameter and an effective diameter of 7.5 m.
Use of friction hoists to reduce operating costs and environmental impact of the project.
Designed to reduce the risks of accidents related to rock falls.
Designed to serve as fresh air intake for the ventilation system of the mine.
In the lower part of the shafts, a ramp will connect both shafts.
A concrete layer of 305 mm (25 MPa) is planned for ground support and will also reduce the coefficient of friction in this part of the ventilation circuit.

Production Shaft
992 m deep with stations at depth of 400 m and 810 m, and loading at 930 m.
Use of four 41 tonnes capacity skips. The skips are guided by cables to increase the speed and reduce the use of metal or wooden structures.
A small cage with a maximum capacity of four people is intended to carry out shaft inspections and serve as an emergency exit. Wooden guides on a metal frame are provided for this cage
Only one stop is planned for skips, at the loading station.
Pipes and conduits for compressed air, water, fuel, concrete, electricity and communications will be installed.
25 kV cables to run down the shaft to feed the mine in electricity.

Service Shaft
928 m deep with stations at depth of 400 m, 810 m and 860 m.
Metal structures with steel guides are planned.
Enable entry and exit of production equipment without having to disassemble it.
A one-platform main cage, of 6.4 m x 3.4 m with a maximum capacity of more than 50 people.
A double-platform auxiliary cage, of 0.8 m x 2.4 m, with a capacity of about 30 people.
Pipes and conduits for compressed air, water, fuel, concrete, electricity and communications will be installed.

Loading Station
Located between 917 m and 941 m deep.
Each hoist and loading station production line has a maximum capacity of 1,300 tph.

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16.7.2    Ventilation

The permanent ventilation system is designed to supply 705 m3/s (1,500,000 CFM). This air flow rate was established to comply with requirements related to contaminants dilution, such as CO2 and radon. SENES Consultants were hired to verify that the designed air flow rate was sufficient and adequate. Due to the high salinity level in the mine, air will enter through production and service shafts to be exhausted through ventilation raises. This layout was established to minimize the effects of corrosion on the hoisting infrastructure.

The global ventilation system consists of three primary fans installed in parallel, each providing 235 m3/s (500 kCFM). These fans are located on the main access level, between the shafts and the production zone, and combine to transport intake air to the north side of the cave production area. This layout also allows to keep a positive pressure within the cave production area. In addition, two auxiliary systems are installed in the headframes to keep a positive pressure within the shafts. Two heating systems of at least 72 MBtu/h are also planned to heat the air to be sent underground.

Auxiliary fans and ducting will be used to ventilate the active headings, during development, secondary ground support, drilling and blasting.

During the transition period, it is planned to have a total of 190 m3/s (400 kCFM) to ensure adequate ventilation during development and pre-production activities. The air would be taken from the current mine ventilation network and drawn from levels 2100 and 2400. This system will be in place until the end of 2017, when one of the shafts will connect to surface.

During the steady-state production from the established cave operation, the ventilation system will be required to supply 705 m3/s (1,500,000 CFM). As stated before, fresh air will enter the mine through the two shafts. It then flows through the extraction drifts, from North to South. Ventilation raises are used to transfer this air down to the train level. For the Incline Cave layout, the return air reaches the surface through the existing mine for the first years of operation and then, from 2022, through two exhaust raises located to the North. For the Horizontal Cave layout, the return air travels the train level from South to North to reach the two exhaust raises.

A certain quantity of intake air is reserved to ventilate areas requiring an immediate and direct exhaust to the return air network, such as maintenance shops, crushing rooms, etc.

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Figure 16.18 and Figure 16.19 show the primary ventilation system, as planned respectively for the Incline Cave and for the Horizontal Cave.

Figure 16.18: Ventilation system during incline cave

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Figure 16.19: Ventilation system during horizontal cave

16.7.3    Water Management

Based on the hydrogeology study carried out by Genivar, an underground pumping system was designed to accommodate an inflow rate of 9 m³/min with an average utilisation rate of 33%. This system is intended for the first 10 years of cave mining and will be adjusted depending on the actual groundwater inflow rates.

Several dewatering scenarios were evaluated in order to get the most efficient system. A scenario with 2 stages pumping stations was selected. One stage is located on level 900 m and the other one on level 400 m. Both stages have the same design. Figure 16.20 shows a diagram of the proposed pumping system. Given the estimated depths and flow rates, high pressure pumps are planned to control the groundwater inflows.

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Figure 16.20: Diagram of the pumping system

The water is collected by the mean of four conical settling sumps, two for the incline block cave and two for the horizontal panel cave. Conical sumps are designed to separate the mud from the water. The overflow of the collector sump is sent by the mean of a bore hole on the train level while the mud are loaded on a rail car to be brought on surface for disposal. The water from the overflow drains on the train level to two ponds located near the service shaft at a depth of 900 m. Water can be accumulated for a period of eight hours (equivalent to a volume of 1,440 m3). A pumping station equipped with three centrifugal pumps is used to send the drainage water on the next stage.

Pumping station design on level 400 m is the same as the one near by the shaft on level 900 m.

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The water will tend to accumulate at the bottom of the production shaft at a depth of 992 m. To address this issue, one other submersible pump is planned at the bottom of the production shaft. It will transport the accumulated water to the main sump on level 900 m.

16.7.4    Material Handling System

Simulations were undertaken in order to size, design and optimize the ore handling system including the storage areas. It includes six 17-tonne loaders in the production zone. In the inclined block cave, each level of production includes two cone dumps and two grizzly stations with hammers and grapples, except for the bottom level where four grizzly stations are planned. In the horizontal cave, there will be 16 grizzly stations with hammers and grapples. Each grizzly station is coupled with a train loading station on the bottom of the ore pass at the train level. Ore passes are vertical, which are considered optimal for stability based on Niobec experience.

Ore storage capacity in the inclined cave is about 95,000 tonnes, while the storage capacity in the horizontal cave is planned to be about 11,700 tonnes.

Train loading stations (10 in IC and 16 in HC) are in-line continuous loading type. They feed two trains, each pulling 13 wagons. Selected locomotives are 30-tonne electric trolley type. Rail cars are bottom side-hindge dump type and have a capacity of 30-tonne. Rails installation for this system is 100 lbs steel rails on top of coarse rock ballast with wood sleepers. Intersection and switches are cast in concrete. The trains transport the coarse ore near by the production shaft to the dump station, designed to fit the selected rail cars of bottom side-hindge dump type. This type of rail cars was selected to minimize the vertical room requirement for dumping installation. As the trains are dumping and loading in a continuous way, it reduces the cycle times as well. From the train dumping station, the ore travels by gravity to a silo of 1,000 tonnes to end up to the crushing complex.

16.7.5    Crushing

ASDR Solutions conducted a feasibility study to determine the design, power requirement, time, schedule and cost of the infrastructure related to the crushing complex. Table 16.5 shows the design criteria that were used.

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Table 16.5: Crushing complex – Design criteria

Crushing station requirements

Limited vertical height underground that requires to reduce the height of the crushers installation

Facilitate removal and prevent damage from scrap materials coming in the feed that can seriously damage any of the equipment in the crushing line.

Facilitate transport and handling during installation, maintenance and repair to fit underground conditions and space constraints.

Permit system redundancy at the crushing stage

Overall system production availability (each crushing station) will have to be over 70% of time (17 hours /day).

Total crushing capacity is 1,800 tph.

Feed particle size is 600 mm, controlled by grizzlies at ore passes

Output particle size is required to be 150 mm.

From the 1,000 tonnes silos that act as a buffer before the primary crushers, the submitted design was to split the ore into two crushing lines. Muck flow through each crushing line is as follows:

1.	Chute at the exit of ore pass from the train dumping stations will regulate the feed to the crusher;

2.	From the chute, the muck will flow through a feeder that will also regulate the feed to the crusher;

3.

Pan feeders with scalpers at the end side. This piece of equipment is acting as a muck flow regulator and spreads the material. It is long enough to allow recuperation of scrap material and metal by mean of a hydraulic grapple arm and an electromagnetic magnet. The edge of the table is to be made of stainless steel or manganese alloy in order to accept an electromagnetic magnet. The scalper helps reducing crushing cost and improving productivity of crushers;

4.	Jaw crusher of capacity of 900 tonnes per hour;

5.	To allow remote operation, three cameras will be installed around each crushing line.

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The output material from the crusher stations will go directly into an ore pass of about 500 tonnes capacity, down to feed the loading stations. Every silo will be equipped with level detection devices to obtain a real time status of the muck flow and to manage production and equipment rate.

16.7.6    Maintenance Facilities

Maintenances facilities are located mainly in two areas:

•

Mobile equipment workshop, located at 810 m including: wash bay and sump, workshop / offices / electrical and mechanical warehouse, weld shop, lubricants depot, main workshop bay, four parking lots, and tire depot;

•

Rail/train equipment workshop, located at 860 m including: wash bay and sump, workshop / offices / electrical and mechanical warehouse, weld shop, lubricants depot, six parking lots and main workshop bay.

Design, construction schedule and costing of these infrastructures are based on the mobile equipment workshop that is presently built underground on level 2400.

16.7.7    Service Facilities

For adequate service to the operation, several installations are planned:

•	A permanent slick line to facilitate delivery of shotcrete underground. Shotcrete loading facilities will be located at a depth of 810 m near by the service shaft;

•	Many storage rooms strategically located to allow easy access to consumables for construction, development and production;

•	One main electrical storage room to store electrical gear and cables (810 m deep);

•	Service unloading storage bay located near the service shaft (810 m deep) to facilitate service cage loading and unloading. The storage bay can hold up to three service trips;

•	One main explosive depot and cap magasine, located near by the production shaft (810 m deep);

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•	One main fuel bay and lubricants station located near by the production shaft and the mobile equipment garage on level 810 m;

•	Four lunch rooms/washrooms located at the mobile equipment workshop, the train equipment workshop, near the incline cave production zone and near the horizontal cave production zone;

•	Refuge stations located according to laws and regulations;

•	Process/potable water distribution to where it is required.

16.7.8    Electrical

The mine electrical distribution is divided into two main areas:

•

Sector 1: One 25 kV station located at 810 m to provide electricity to the production zones. The station capacity is 15 MVA where transformers have a 2.5 MVA capacity each to allow for redundancy and flexibility. During construction, a temporary 25 kV cable will get to the station from surface through a borehole. Infrastructure below will be fed by this station:

•	The inclined cave and, eventually, the horizontal cave;

•	The whole train level located at 860 m;

•	The mobile equipment workshop and the train workshop;

•	Any small infrastructure around the mine;

•	Air lock doors and main ventilation fans;

•	Refuges stations and lunch rooms.

•

Sector 2: One 25 kV station located at 900 m near the production shaft. The station capacity is 10 MVA where transformers have a 2.5 MVA capacity each to insure redundancy. The station will feed the main infrastructure listed below:

•	The loading station;

•	The main pumping station (depth of 900 m);

•	A 4.16 kV electrical substation to feed the main pumping station (depth of 400 m);

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•	The train level unloading station;

•	A 4.16 kV electrical substation to feed the crushing complex.

After construction, each of these 25 kV stations will be fed in electricity by 25 kV cable (type 350MCM) running down the service shaft. Every 600 linear metres, an electrical substation is planned. A total of 27 substations are planned. From the 25 kV stations, the electricity distribution to the substations will be made by the mean of type teck 3/0 cables at 4.16 kV. In order to supply electricity to mine equipments, other substations will bring down the voltage to 600 V.

16.7.9    Communication, Instrumentation and Control Systems

Communication network backbone is a coaxial cable, identical to TV industry cable. It allows the voice and data transmission at once as well as electricity supply for instrumentation and controls connected to the backbone. The head line will be installed on surface and the coaxial cable will run down the service shaft. The backbone infrastructure includes:

•	amplifiers every 350 m;

•	Wi-Fi antenna every 175 m;

•	omnidirectional antennas (200) installed in the incline cave area and directional antennas (88) installed in the horizontal cave area with a span of 1,000 m each.

Addition to the coaxial backbone, optic fiber (24 pairs) will run down the service shaft, through the main infrastructures (i.e. workshops, crushing station, refuge stations, lunch rooms, offices, loading stations). Optic fiber cables will be cast into the shotcrete to prevent damage and preserves its integrity. It will also run along the access ramps to production zones and connect with the backbone. The communication backbone, including the coaxial cable and the optic fiber, will support:

•	IP phone installation in strategic locations;

•	Voice communication over radio, by the mean of personals radios units and slaves radios units installed on equipment;

•	Analogical and numerical data transfer;

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•	Mine automation and remote control for loaders, trains, grizzly stations, crushers, train loading and unloading and skip loading;

•	Real time camera monitoring.

•	Data collection for :

•	Production;

•	Ore pass level monitoring;

•	Real time personal and equipment tracking by means of RFID tags;

•	Ventilation on demand data;

•	Dewatering and pumping status.

•	Seismic, cave propagation, ore flow and other geotechnical monitoring;

•

Real time automated dispatch system to monitor the production from different equipements in different locations, locate origin and destination to the production and development fleet, monitor level of ore in the storage areas and collecte information about equipment utilisation and efficiency;

•	Wi-Fi access point in major infrastructures.

Mining systems will be fully integrated in a global solution in order to harmonize all different technologies. The system integration includes all the aspects mentionned above in addition with:

•	Communication network engineering;

•	Data integration and reporting;

•	HMI (human vs machine interface) programmation;

•	Fire protection and stench gas system;

•	Software transfert data and compatibility.

Figure 16.21 shows a schematic of the communication and control systems that are planned.

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Figure 16.21: Communication and control systems

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17    RECOVERY METHODS

17.1    Mineral Processing

The process currently used at Niobec was developed from the pilot plant programs in the early days of the project, and later modified by the mill personnel. All of the run-of-the-mine (ROM) ore is crushed to 38 mm and fed to rod mills, ball mills, and classification circuits where the ore is grounded to 80% passing 105 µm. The ore is deslimed in two stages of cycloning, and the underflow is sent for conditioning prior to carbonate flotation. The carbonate concentrate is sent to the tails. The carbonate flotation rougher and cleaner tails are cycloned in two stages to change the process water and then sent to the pyrochlore rougher flotation. The rougher concentrate is sent to five stages of cleaner cells. This is followed by pyrite flotation to remove sulfur, hydrochloric acid leaching to remove phosphorus and then dried to produce a concentrate with less than 0.2% moisture before being converted into ferroniobium.

17.2    Process Description

A completely new processing plant facility will need to be constructed for the 10 Mtpy expansion. New approaches will need to be adopted with respect to the mill throughput and equipment sizes. Conventional crushing and grinding using rod mill and ball mill will be replaced by Semi autogenous grinding (SAG) mill and ball mill. The design of the recovery process will be based on scale adjustments from the existing facilities in the majority of the cases where it will be possible. The simplified flow sheet of this process is shown on Figure 17.1. A summary of the process design criteria are shown on Table 17.1. The following sections contain a process description for the 10 Mtpy processing plant.

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Figure 17.1: Simplified Flow sheet of the process at the Niobec plant.

Table 17.1: Process design criteria

DESCRIPTION	UNITS	DATA
Mill availability	%	93.0
Hourly rate	t/h	1,250
Feed grade	% Nb2O5	0.47
Recovery concentrator	% Nb2O5	51.0
Recovery converter	% Nb	97.0

Primary grinding
Number of Semi-Autogenous Grinding mill (SAG)	#	1
SAG – Feed size F80	µm	150,000
SAG – Installed Power	kW	12,000

Secondary grinding
Number of ball mill (BM)	#	1
BM – Final product P80	µ	105
BM – Installed Power	kW	12,000

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17.2.1    Crushing, Stockpile and Reclaim

Primary crushing is done underground with jaw type crushers before being hoisted to the head frame bins with 2,000 tonnes (2 x 1,000 tonnes) capacity. Apron feeders followed by sacrificial belt conveyors (2) located under the head frame bins transfer the ore to the stockpile feed belt conveyor. The 180,000 tonnes capacity (30,000 tonnes live) stockpile is covered to control dust emissions. The ore is reclaimed from the stockpile with variable speed apron feeders (3) located in the reclaim tunnel. Each feeder can supply the entire feed to the mill (1,250 t/h) but can be operated simultaneously.

17.2.2    Grinding

The grinding circuit is composed of one SAG mill (12,000 kW) and one ball mill (12,000 kW). Both mills are equipped with twin pinions and motors. The SAG mill discharge is screened. The oversize is recirculated to the SAG feed via a belt conveyor. The undersize is combined with the ball mill discharge and pumped to the classification circuit. The target grind is 105 microns. The grinding circuit product feeds the desliming circuit.

17.2.3    Desliming

The desliming circuit is designed to remove fine material before flotation. This is done in two steps of cyclone classification. The overflow of the primary desliming cyclones is fed to the second cyclone stage. Overflow from the second stage is sent to the tailings tailing thickener. The cyclones achieve a very efficient sizing by removing nearly all of the requested fines. Underflows from both stages are combined and feed the carbonate flotation.

17.2.4    Carbonate Flotation

After the desliming, the slurry is conditioned in two agitated tanks in series. The carbonate flotation has one rougher step and two cleaning steps. The flotation concentrate consists of very fine calcite particles and medium size apatite. The carbonate flotation tailings are sent to the tailings thickener.

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17.2.5    Dewatering

After carbonate flotation, the slurry is sent to cyclones in an arrangement similar to the desliming circuit for dewatering. The slurry is first diluted and pumped to primary dewatering cyclones. The overflow is pumped to the secondary dewatering cyclones. Overflow from the second stage is sent to the tailings tailing thickener. The underflows from the two stages are combined and diluted with water and send to the next processing step.

17.2.6    Magnetic Separation

The dewatering cyclone underflows are sent to a two stages magnetic separation to remove magnetite mineral.

17.2.7    Pyrochlore Flotation

The non-magnetic material is pumped to conditioning tanks. The slurry is sent to a bank of flotation cells where the pyrochlore is recovered. The rougher concentrate is further upgrade with cleaning stages. The pyrochlore flotation concentrate is sent to sulphide flotation and the tails are sent to the tailings pump box.

17.2.8    Sulphide Flotation and Leaching

The cleaned pyrochlore concentrate contains pyrite and phosphate minerals witch need to be removed by flotation and a leaching stage.

17.2.9    Drying and Packaging

The final pyrochlore concentrate is pumped to disk filters and sent to a propane counter current dryer. The dried product is stored into bins.

17.2.10    Converter

After the pyrochlore concentrate is dried, it is transferred to the converter where the material is transformed into ferroniobium (standard grade). The niobium oxide is converted into FeNb by using an aluminothermic reaction on a batch basis.

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The raw materials used in the reaction, apart from the pyrochlore concentrate, include aluminium, a source of iron oxide (hematite or mill scale), quick lime and sodium nitrate. Each element in the reaction is calculated to obtain the desired quantity of niobium contained in the FeNb. The total batch size contains a total of 7,000 kg of raw materials to produce 2,500 kg of ferroniobium.

After the raw material is well mixed and added to the reaction vessel (a vertical cylinder), the reactor is placed under the fume collection/de-dusting system and the reaction is ignited. The conversion process serves two basics functions: the reduction of niobium pentoxide (pyrochlore) and iron oxide to produce ferroniobium metal and the separation of impurity elements. The reaction is between the aluminium and the oxide materials. The reaction is strongly exothermic and once it is ignited it cannot be stopped. The aluminothermic reaction is summarised as follow:

6 NaNO3 + 10 Al g 5 Al2O3 + 3 Na2O + 3N2 + heat (1)

Fe2O3 + 2 Al g Al2O3 + 2 Fe + heat (2)

3 Nb2O5 + 10 Al g 5 Al2O5 + 6 Nb + heat (3)

The iron will combine with the niobium to form ferroniobium metal and the alumina will be collected as slag.

It only takes five minutes to liquefy all material at a temperature of 2,200°C. During the following seven to eight minutes, separation of the alloy and slag occurs. After cooling, the slag is brought back underground while the ferroniobium ingot is sampled and stored. The metal ingots are selected and withdrawn from storage according to their chemical analysis and customer’s requirements. They are then crushed and fed to a classification section where the ferroniobium is packed to suit the customer’s product size specifications.

17.2.11    Tailings Disposal

Tailings from the pyrochlore and sulfide flotation report to a same pumping system to be pumped to the tailings storage facility through 8 km of piping from the mill. All other tailings are combined prior to be thickened and then pumped to the tailings management facility in a separated pipeline. The thickener overflow is pumped to the recycled water pond.

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17.3    Technology and Risk Issues

The niobium recovery process will stay the same in terms of metallurgy. In terms of mill feed grade reduction, the risk will come from increasing the concentration ratio requested to achieve the concentrate grade and to control the concentrate quality.

The commissioning of an entirely new plant will need to be well planned and will pose the highest risk. Sufficient time allocated for the commissioning will be requested to ensure a good transition and to continue to produce ferroniobium to meet clients’ needs. The commissioning will be more of a transitional and physical replacement. Experience of ore processing over the last 37 years will help minimize and accelerate the commissioning time.

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18    PROJECT INFRASTRUCTURE

18.1    Site Infrastructure

18.1.1    Geotechnical Conditions

The foundation conditions for the site infrastructure were assessed by Groupe Qualitas inc through geotechnical and hydrogeological campaigns conducted in 2013. The field work consisted of 22 boreholes and 8 test pits located at the planned infrastructure location. More specifically, boreholes, test pits, conductivity testing, geocamera surveys, soil resistivity measurements and laboratory testing on soil and rock samples were undertaken. The objective was to obtain more geotechnical data and to provide recommendations to SNC-Lavalin, Genivar and IAMGOLD engineering charged with infrastructure engineering.

The soil stratigraphy is generally composed of approximately 0.4 m of organic cover, overlying a silty clay with a thickness varying between 0.38 to 0.92 m, overlying a silty sand with a thickness between 0.12 and 0.46 m. The bedrock have been intersected in each borehole and test pits were between 0.5 to 4 m deep. The weathered part of the bedrock is estimated to have a thickness varying between 0.12 to 1.86 m.

The silty clay is considered to exhibit a medium plasticity and to be firm and not sensitive. The silty sand contains traces of gravel and is loose at surface and dense at depth. In general, the bedrock at this location is a black shale, with a RQD varying from very poor near the surface to good at depth. Three joint sets were observed in the core. During drilling, an odour of bitumen was noticed in the black shale.

18.1.2    Access Road

A new access road to the mine site is required to minimize the effects of increased traffic and to avoid heavy vehicle traffic in the municipality of Saint-Honoré. As a result, a new access road will be built upstream of the expansion project, in order to be ready for the main construction activities. Permits will be secured prior to the expansion project to build the access road as soon as possible.

The new access road will be 5.6 km long and will link Martel Boulevard to the new Niobec facilities. It will be built on the existing “Rang 7” trail up to near the existing tailings

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management facilities and then cross over to the l’Hôtel-de-Ville Street. This street will then branch out to the mine site facilities. A bridge will be necessary to cross the Caribou River. This bridge was designed with a width of 12.9 m and to withstand CL-625 loads as defined in the Canadian Highway Bridge Design Code. See Figure 18.1.

An unpaved service road will link the new access road to the Chemin du Columbium. During construction of the access road, this service road will be used for transporting construction materials. After the construction is complete, the service road will be used as an access to the tailings management facility and to inspect and maintain pipelines.

In addition to the access road, there will be a bicycle path on each side of the road. The existing snowmobile and ATV trail will be relocated adjacent to the road.

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Figure 18.1: Access Road Layout

18.1.3    Gatehouse

A gatehouse is to be built at the site entrance for access control. This building will house the security guards, a visitor waiting room and a training room for site inductions. See Figure 18.2.

Surveillance cameras are to be installed at different strategic locations on site and will be linked to the security monitors in the gatehouse. The main fire alarm panel will also be located inside the gatehouse.

Employees access the mine site from the parking lot by passing through access controlled turnstiles in the gatehouse. A lifting gate controlled by the security guards will give access to vehicular traffic.

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Figure 18.2: Gatehouse – Plan View

18.1.4    Service Building

Barring a few exceptions, all of the services necessary to support mine and processing activities are located in the service building. See Figure 18.3. This building will include the mine dry, the workshops, the warehouse, the laboratories and the administration offices. The service building is connected to the plant at the mill workshop and through corridors on the first and second floors for employee access from the dry and offices.

The Service Building will have a total area of 15,700 m2 on two floors plus a basement. See Figure 18.4. The mine dry will have an area of ±1,700 m2 and include lockers and drying facilities for 740 men and women, the infirmary, mine rescue, a laundry and an exercise room. It will be connected to the service head frame by a tunnel. The workshops will have an area of 2,565 m2, including the mechanical workshop, machining, welding, the mill workshop and the electrical workshop. A wash bay is also planned. The warehouse will have an area of 1,485 m2 and will

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contain racking and shelving. The laboratories will have an area of 3,000 m2 and will include the metallurgy lab, the assay lab, the core lab and the environmental lab. Administrative offices will be located on the second floor and have an area of 2,985 m2. The offices will cover all necessary services such as administration, human resources, accounting, engineering, etc.

Figure 18.3: Service Building – 3D View

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Figure 18.4: Service Building – Plan View

The service building will be built following LEED principles, which is highlighted by the fact that emphasis has been given to natural lighting and on energy efficiency. Intelligent building controls for HVAC and lighting are planned.

The service building will be supplied with potable water by the municipality of Saint-Honoré and sewage water will be treated in an on-site sewage treatment plant. The entire building will be protected against fire with a sprinkler system.

18.1.5    Communications and IT systems

Communications and IT infrastructure will be available throughout all of the offices of the service building. Network access in each of the offices and Wi-Fi access covering the whole building are planned. A server room is planned for with the offices. New telephones will be integrated to the existing IP telephone system. Communication with other buildings (gatehouse, etc.) will be done using fiber optic cable. Teleconference systems and presentation monitors are planned in the conference rooms and in strategic locations throughout the service building.

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18.1.6    Waste Water Treatment

Sewage water generated at mine facilities will be treated on site by a waste water treatment plant. See Figure 18.5. A membrane BioReactor system will be used, which meets the strictest discharge standards. This system allowing for surface discharge, effluent will be discharged to a ditch located to the east of the existing tailings management facility. This ditch eventually flows to the Bras Cimon.

Figure 18.5: Waste Water Treatment Plant – Plan View

18.1.7    Fuel Storage

The fuel storage will contain diesel, gasoline and propane. See Figure 18.6. Two horizontal tanks will contain a total of 80,000 l of diesel and 10,000 l of gasoline. Diesel will be pumped underground and to a surface pumping station. Gasoline will be pumped to the surface pumping station. A propane farm will be built adjacent to the fuel storage and will contain 150,000 gallons of propane in five tanks. Propane will be pumped to the headframes and plant for the heating of various infrastructure.

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Figure 18.6: Fuel Storage – Plan View

18.1.8    Water Supply and Discharge

In order to meet the production capacities of the new plant, fresh water requirements will increase to 2,080 m3/hour. New water intake structures are thus necessary at the Shipshaw River.

At present, there is one water intake at the Shipshaw River to meet the existing plant’s needs. The new intake structure will be situated downstream and will consist of concrete intake canals with screens. Three small canals will channel the water to the three independent submersible pumps having each a capacity of 900 m3/hour. To allow for easy maintenance, two pumps will operate simultaneously. A building will house pumping equipment which will pump the water through a 1,050 mm diameter, 9.8 km pipeline to the fresh water pond located on the mine site, following roughly the same routing as the existing pipeline. See Figure 18.7. The fresh water pond will have a capacity of 13,500 m3 and will also serve as the fire water pond.

After it has been used by the plant, process water coming from the fine tailings thickener is sent to the recycled basin to be recirculated into the process. Otherwise, the process water coming

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from coarse tailings is directed to the tailings management facility and sent to the water treatment plant before discharging to the Shipshaw River in a 750 mm diameter, 5 km pipeline downstream from the water intake.

A mine water pond containing 14,000 m3 of water is also part of site infrastructure. A Barium Chloride treatment, based on the existing process will treat this water.

Figure 18.7: Preliminary Water Pipeline Routing

18.1.9    Electrical Network

The 161 kV Hydro-Québec electrical line will need to be extended by 4 km and will feed the main substation at the new Niobec site. The main substation will be comprised of two 80/106.66 MVA – 161 kV/25 kV transformers which will feed the 25 kV distribution network. Primary switchgear will also be included in this installation. Total electrical loads for the plant, head frames and underground mine have been calculated to be 98 MVA. The main substation thus allows for complete capacity redundancy, in case one of the transformers is offline or incurs a failure.

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Secondary substations will be located at various strategic locations, for example at the plant and at the head frames. These will be fed from the main substation at 25 kV and will transform the tension either to 4.16 kV, necessary for some of the larger equipment, or to 600 V for the others. The underground mine will be supplied electricity at a voltage of 25 kV, details of which can be found in section 5.9.5.

Emergency generators will complete the electrical system. There will be three 2.5 MW at 4.16 kV generators dedicated to the plant and one 2 MW at 4.16 kV generator dedicated to the emergency hoist and other essential loads for the head frames. A 1.25 MW generator is also to be installed at the Recycled Water Pond.

For modifications to the Shipshaw River installation, Hydro-Québec will modify the existing station. The existing transformer will be replaced by a pad-mounted 2,500 kVA transformer to supply the new pumping facilities.

18.1.10    Head Frames

In order to achieve a production capacity of 10 Mtpy, two new shafts with associated head frames are planned. The production complex will be used for material hoisting while the service complex will be used to provide daily access to mine personnel and equipment. Both shafts will also supply services such as ventilation, electricity, compressed air, process water and communication system to the underground mine. A service tunnel of 2.4 metres diameter will connect the service building to the two head frames. The total length of this tunnel is estimated at 150 metres.

The production complex is composed of:

•	A concrete head frame with a steel penthouse;

•	An electrical building;

•	A ventilation building;

•	Two steel ore silos;

•	Three closed transfer conveyors with galleries and transfer towers;

•	A production shaft (diameter of 7,500 mm);

•	Two friction hoists equipped with four skips;

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•	An auxiliary cage powered by an auxiliary power source to evacuate the mine in case of a power failure on the main feed.

The service complex will be composed of:

•	A concrete head frame with a steel penthouse;

•	An electrical building;

•	A ventilation building;

•	A collar house;

•	A warehouse;

•	A waiting room and an assembly room;

•	A loading dock with ramp for delivery trucks;

•	A service shaft (diameter of 7,500 mm);

•	The main access service cage with counterweight on steel guides;

•	An auxiliary cage, powered by an auxiliary power source to evacuate the mine in case of a power failure on the main feed.

18.2    Tailings Management

SNC-Lavalin was hired in 2012 to complete a feasibility study of the tailings storage facility (TSF) and related infrastructure. The scope of work included geotechnical investigations and the design of the various infrastructure required for the operation of the TSF. Cost estimations were made by IAMGOLD, based on recommendations made by SNC-Lavalin.

Many alternate locations were considered for the future TSF during the feasibility study. The three main options considered are shown on Figure 18.8. These options were considered for the storage for all the tailings generated during the mine life or for a portion of them.

•	Option 1 (orange), located east of the existing TSF no.1 and 2;

•	Option 2 (blue), located approximately five kilometres north-west of the existing Niobec mine facilities;

•	Option 3 (pink), located approximately six kilometres north of the Niobec mine facilities.

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Figure 18.8: Tailing Storage facilities options

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18.2.1    Description of the Site Selected

Option 2 was selected as the most favorable location based on numerous social, technical and environmental criteria. It is located in a flat and wooded area. A significant part of this area is covered by wetlands. Natural drainage flows southeast.

There are many rivers and streams close to the future TSF site. The most important river is the Shipshaw River, located one kilometre west. The Aux Vases River and Brûlé Lake are located one kilometre east. Many small streams that flow into the Aux Vases River can be found on the east side of the site.

The option 2 area is bordered to the north by a hill and the Hôtel de Ville street, to the west by the Shipshaw River and to the south and east by Hydro-Québec high voltage power lines. In addition to these, there are several existing or planned infrastructures in this area:

•	An existing buried mine's fresh water supply pipe on the south and east sides;

•	An existing buried mine's effluent pipe on the south and east sides;

•	A planned buried treated water pipe between the effluent treatment plant and the Shipshaw River on the south side;

•	A planned buried fresh water supply pipe on the south and east sides;

•	A planned buried backup pipe on the east and south sides;

Planned surface tailings pipes on the east side.

18.2.2    Design Criteria

The new TSF design criteria were set to comply with the requirements of the MDDEFP’s Directive 019, and to account for the mine plan and location restrictions.

As the expected tailings are considered leachable according to Directive 019 (the geochemical characteristics of the tailings are discussed in Item 20), the percolation rate of the TSF will not exceed 3.3 l/m²/d. The water management infrastructures were designed to contain the design floods without any overflows into the environment. The design flood is based on a 30-day snow melt with a return period of 100 years, and a 24-hour rainfall with a return period of 1,000 years. In addition, emergency weirs must be designed to evacuate the maximum probable flood (MPF). Still in accordance with the Directive, the selected earthquake design for dikes has a return period of 1:2,475 years.

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The tailings pond's capacity will need to be approximately 445 Mt to allow for the storage of all the tailings that will be generated over the mine life. The tailings average density (based on data from the existing TSF) was estimated at 1.69 t/m3 (SLI 2013a). Based on this density value, the total volume to be stored in the new TSF a is estimated at 263 Mm3.

A minimum distance of 100 m was maintained between the Hydro-Québec lines and the limits of the TSF, and a minimum distance of 500 m was maintained from the Shipshaw River, to the west.

According to the feasibility study, the maximum height expected for the new TSF will be, on average, approximately 30 m, which is similar to the height of the existing tailings storage facilities no. 1 and 2.

18.2.3    Stratigraphy and Tailings Characteristics

Stratigraphy and soil characteristics at the option 2 area were determined through two separate drilling campaigns. The first one was conducted during the fall of 2012, followed by a second campaign in June 2013 to collect additional information. Monitoring wells were installed in some drilling holes. During these campaigns, in situ scissometre tests on the field and piezocone tests (June 2013 only) were conducted. Samples of disturbed granular material and intact clayey silt were taken. Many laboratory tests were conducted, including sieve analyses, relative density of particles, Proctor tests, Atterberg limit, Swedish cone, triaxial tests, and consolidation tests.

In general, the observed stratigraphy is made of a layer of peat up to 3.9 m thick in the peatland, followed by a sand layer ranging from one to ten metres in thickness, then followed by a horizon of clayey silt up to 40 m thick.

The sand horizon is thicker in the southeast corner of the site. Generally, the sand has a low to medium density, with the looser horizon located near the surface. The clayey silt in place is over consolidated and ranges from very to extra sensitive. Its consistency varies from firm to very hard. Generally, the clayey silt's horizon with the least firm consistency is located in the peatland area.

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The tailings' physical properties were determined using samples taken from the TSF no. 2. Fine tailings are classified as clayey silt, whereas coarse tailings are considered fine silty sand. The hydraulic conductivity of fine and coarse tailings was determined through laboratory tests, in situ tests, and a calibration with a flow model which took into account the piezometric levels actually measured in TSF no. 2. This calibrated hydraulic conductivity was used in the analyses in this study, i.e. 1.4x10-4 cm/s for coarse tailings and 3.1x10-5 cm/s for fine tailings (horizontal hydraulic conductivity).

Cyclic direct shear tests followed by undrained static direct shear tests (post-cyclic) were conducted on coarse tailings from TSF no. 2. The purpose of these tests was to determine the tailings’ resistance in case of an earthquake, in different pressure and density conditions. No matter the tailings’ density conditions, even with samples subject to a relatively high cyclic ratio resulting in high shear strain, the behaviour of coarse tailings in post-cyclic conditions shows that the tailings do not have a tendency to develop excess pore pressure.

18.2.4    Tailings Storage Facility General Layout

The tailings storage facility will be constructed in four or five phases to allow for progressive restoration, to minimise wind erosion, to minimise the quantity of water to be managed and to enable design adjustments if necessary.

The new TSF will be built using the same method currently used at the existing TSF no.2. It will be built with an external (or peripheral) dike made of compacted coarse tailings deposited according to the upstream raising method. A clean rock drainage system within the peripheral dike will be integrated to the construction to lower the water table inside the TSF and to help with global stability. To comply with Directive 019's environmental criteria, the facility will be surrounded with an impermeable soil/bentonite wall that will be anchored into the clayey silt's horizon along its perimeter. The impermeable wall will be 7 m deep on average. Figure 18.9 presents a typical cross-section of the TSF external dike.

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Figure 18.9: Typical cross-section of the TSF external dike

A drainage ditch leading to a collection pond built upstream from the impermeable wall will surround the tailings storage facility, and receive the exfiltered water and water running off from the pond slopes.

A water treatment plant and a pumping station will treat the water in the collection pond and send the clean water in the final effluent discharge point located in the Shipshaw River downstream from the freshwater intake.

Diversion ditches will be dug on the north and west sides of the site. They will lead the clean water into the Shipshaw River and Brûlé Lake.

Another pond will be constructed near the current mining facilities a recycled water pond necessary for the mine that will be built south of the existing TSF no. 1. Water from the fine tailings thickener, and exfiltration and running water from TSF no. 1 and 2 will be led to this pond. Water management is discussed at Item 20.

Figure 18.10 and Figure 18.11 below show the general layout of the planned TSF and related work proposed at phases 1 and 5.

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Figure 18.10: General layout of the phase 1 of the future TSF

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Figure 18.11: General layout of the phase 5 of the future TSF

18.2.5    Flow and Stability Analyses

Flow and stability analyses were conducted on the external dike of TSF, and for the digging of the collection pond. These analyses were made to determine the geometry of these constructions.

The peripheral dike’s outside slope in the tailings pond will generally need to be 6H: 1V, and 9H: 1V in the northern portion of phase 1, where the consistency of the clayey silt is weaker. The dike’s maximum height will be around 30 m. These dike geometries require densification of foundation sand, which is considered liquefiable in case of an earthquake.

However, the analyses have demonstrated that further optimization would improve the geometry and decrease the quantity of sand to densify. For example, building the dike on a greater width of compacted tailings at the base (central raising) would minimize risks of liquefaction and optimize overall geometry.

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The new TSF will be located in an area with very sensitive clay, where significant landslides have occurred nearby in 1663 and 1971. Several measures to ensure the safety of the TSF are proposed, including more in-depth geotechnical investigations, monitoring of the tailings facilities and a comprehensive analysis to ensure the implemented sand improvement methods will not disturb the underlying sensitive clay.

According to the analysis results, the slopes of the collection pond dug in the sand will need to be 4H: 1V. In the event of an earthquake, sand is subject to liquefaction and it is recommended to proceed to densify the area of the pond where the pumping station and treatment plant infrastructures will be located.

18.2.6    Influence of the Subsidence Area on Existing TSF

The subsidence area generated by the block caving mining operations could encroach upon the existing TSF no. 1 and 2 after several years of operation. Measures will need to be taken in order to avoid instability of existing TSF. The methods considered vary according to the saturated or non-saturated state of tailings. Conventional land excavation, soil freezing and the construction of a diaphragm wall, as well as the status quo option have been analysed. The design will need to be reviewed once more information on the area of subsidence becomes available. At the current project development stage, subsidence is not expected to reach the existing TSF.

18.2.7    Construction of the TSF

Clearing, stripping and grubbing will be necessary before beginning the construction of phase 1 of the TSF. A peat disposal area will be set up west of the pond. Site drainage will then need to be set up by digging the diversion ditches. Improvement of the sand located within the peripheral dike will need to be done on the west, south and east sides of the site. Sand improvement will be done through dynamic compaction.

The first dikes will then need to be built. These dikes will be built with the sand from the digging of the collection pond. Finally, the impermeable wall and a peripheral path will be constructed. Construction of the peripheral dike will be made with tailings produced by mining operations.

Construction of the collection pond will begin with the compaction of the sand located in the pumping station and treatment plant areas. The impermeable wall surrounding the TSF will then need to be built approximately 10 m high. The TSF will then be constructed, the slope will be protected and an emergency weir will be built.

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The recycled water pond will be partly built with backfill and partly through excavation. The backfilled portion will be surrounded by a dike with a compacted clay silt core and sand covering. Since the bottom of the pond is mostly composed of clay silt, no waterproofing measures will be needed on most of its area. However, the bottom section over a sand horizon will need to be sealed with a high-density polyethylene membrane (HDPE). An emergency weir will also need to be constructed.

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19    MARKET STUDIES AND CONTRACTS

19.1    Introduction

In 2012 IAMGOLD initiated steps to bring the marketing for Niobec back inside the company. IAMGOLD made offers to both agents at the time, Camet Inc. and Camet GmbH. The end result was the hiring of the majority of staff from Camet and the purchase of Camet GmbH. The marketing costs therefore include salaries of sales staff and logistics personnel as well as ferroniobium transport charges, etc.

Niobium is a niche metal growing in its applications as more users begin to understand the properties in which it holds. With a limited number of market participants there are fewer experts within the field. Roskill is a highly reputable consulting firm and has been covering the Niobium industry for many years. The majority of information provided on the demand, supply and pricing dynamics in this section come from Roskill’s latest report on the Niobium industry, Niobium: Market Outlook to 2017, 12th edition 2013.

Niobium (Nb) is a transition metal which can be described as being grey, soft and ductile. It is found mainly in the pyrochlore mineral and, to a lesser extent, in the following minerals: columbite, tantalite, coltan and strüverite. It should be noted that in the layers containing these last minerals, niobium is recovered as a by-product during the production of tantalum.

In general, the ore is treated on site in order to eliminate ferrous minerals and also to reduce, by using various techniques, the quantities of apatite, barium, sulphides and phosphorus. Generally, the pyrochlore concentrate is then converted to ferroniobium standard content (HSLA rank, 66 % Nb). In this form, the ferroniobium with standard content is directly used by the iron and steel industry to improve the grade of the steel, by its particular chemical properties, in particular its high melting point, its relatively low density, its resistance to corrosion, its properties in superconductivity, etc.

As shown Table 19.1 a small number of specialized applications require a more thorough metallurgical refinement of pyrochlore.

World-wide production of niobium is limited to Brazil and Canada. Small deposits of pyrochlore exist elsewhere in the world, particularly in Africa, but are not currently exploited.

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The ferroniobium produced by Niobec is sold in:

•	Metal boxes of various sizes;

•	Barrels of 500 lbs / 250 kg FeNb;

•	Super bags of 2,000/3,000/4,000 lbs / 1,000 kg FeNb;

•	Cored wire of ferroniobium (NioFil).

Table 19.1: Products of nionium

Product	Principal producers	Market share	Applications	Major markets
Ferroniobium with standard content (HSLA FeNb) contains approximately 66 % of Nb	CBMM Anglo		• High-resistance steel and low alloy steel	• Automotive industry • Heavy engineering and infrastructures
	American IAMGOLD	90%	• Stainless steel • Steel resistant to heat	• Petrochemical sector • Power station • Pipeline of oil and gas
	Niobec

Ferroniobium (VG FeNb) contains approximately 66 % of Nb			• Super-alloys	• Airplane engines
				• Energy production
	CBMM	3%		• Petrochemical sector

Niobium metals and alloys contains approximately 50-65%			• Super-conductors	• Particle accelerators
				• Imagery by magnetic resonance

	CBMM	3%

Niobium chemical contains approximately 66 % of Nb			• Functional ceramics	• Optics
			• Catalysts	• Electronics
	CBMM	3%

Source : Roskill

19.2    Market Demand

The principal demand for niobium is from the steel industry, particularly in the sector of high-resistance steels (“HSLA”) as shown in Figure 19.2. Steel producers use standard grade Ferroniobium to help produce these HSLA steel products.

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The ferroniobium market is expected to grow due to two factors; growth in crude steel production and growth in the niobium intensity used. As stated above, the primary use for ferroniobium is the steel industry, so the growth rate in the steel industry plays a significant role in the consumption of ferroniobium. Secondly, the amount of ferroniobium in a given tonne of steel intensity (FeNb grams per tonne of crude steel produced) is also important. With more and more applications asking for these high resistant types of steel and with designs getting lighter, the quantity of niobium entering the manufacturing process of steels is in a period of growth and it is estimated that this growth rate will exceed the increase in the aggregate output of steel, as shown in Figure 19.1.

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Figure 19.1: Consumption of ferroniobium and Intensity of world use

Sources: World Steel Association and Company data

The steel industry is still feeling the effects of the economic slowdown of 2009. The fiscal turmoil currently being experienced in Europe, North America and Japan, continue to stifle growth. Europe is the leading market for ferroniobium with North America and Japan also very significant consumers which are having an effect on current demand. But there are reasons to be optimistic about future growth. The size and development requirements of the emerging economies such as India and China will help pull growth worldwide and the extended periods of underfunding in the developed world will also have potential to increase demand in the near future as well.

As shown in Figure 19.2, China consumes approximately 21% of all ferroniobium, mainly to supply its enormous alloy and steel industries. Japan (steel and alloys) and the United States (super alloys in aeronautics, systems of production of electricity) follow as major consumers, in spite of the fact that these two countries are seeing their share decrease.

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Figure 19.2: 2012 World consumption of FeNb per area

Source: Company Data

The demand for high-resistance steel (thus containing niobium) comes mainly from the industries of construction, automobile, oil and gas, which are trying to recover from the financial crisis of 2008/09 and the lack of economic growth thereafter and should start experiencing growth again soon. Ferroniobium has the benefit of adding a considerable amount of strength to a given steel product and being able to reduce the overall weight of the product as well. Ferroniobium has been around for many decades but it wasn’t until the last two decades that technology has demanded stronger, lighter and more cost effective materials, all benefits that niobium can deliver.

Our global economy is rapidly changing and the social and environmental attitudes are requiring us to be smarter with our resources. The following forecasts for steel and ferroniobium growth have been prepared by the World Steel Association and Roskill Consulting. Table 19.2 provides the historical growth rate for crude steel production since 1990 and Roskill’s forecast for crude steel production for 2013 to 2020.1

[1]	Roskill, Niobium: Market Outlook to 2017

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Table 19.2: World: Crude steel production growth, 1990 to 2020 (%py)

	China	EU 27	Japan	India	Russia[1]	S. Korea	USA	Brazil	World
1990-2000	6.7	0.1	-0.4	6.1	-9.4	0.5	1.2	3.1	3.2
2000-2010	17.6	-1.1	0.3	9.8	1.5	3.2	-2.2	1.7	5.4
2010-2020	4.3	1.8	0.1	5.5	3.2	6.6	2.2	0.7	3.5

Sources: World Steel Association; Roskill forecasts

Note: 1- Russia 1990-and 1991 figures are those of the FSU.

The World Steel Association is forecasting reasonable growth in crude steel production over the next few years, roughly 2.9% for 2013 and 3.2% for 20142. As provided in Table 19.3 Roskill is projecting a worldwide growth rate for crude steel of 3.5% annually until 2020, with higher growth rates in developing nations such as China, India and Russia.

The projected growth in steel is beneficial for the ferroniobium market as more and more steel is being consumed the more ferroniobium that will potentially be consumed. But, the growth in steel production is only part of the story for the ferroniobium market. Recently, the steel production growth has been a small part of the bigger story pushing the growth of ferroniobium. Intensity growth, or the amount of ferroniobium consumed per tonne of steel, has the potential to be a much larger driver for the growth in consumption of ferroniobium over the coming decades.

The world average intensity of ferroniobium is currently about 55 g FeNb per tonne of steel but there are substantial variations from country to country. Historically global intensity of ferroniobium was approximately 30 g/t of steel back in the mid 1990’s. By the end of the 90’s intensity had grown to approximately 40 g/t, CBMM the major producer of niobium, invested heavily into research and worked with customers to develop more steel products and end uses for steel products with ferroniobium contained in them. By 2005 worldwide intensity had grown to 52 g/t and continued to grow until it reached its peak in 2008 at approximately 65 g/t. The gain in intensity was primarily driven on the increase of HSLA steels in the developed nations and a less extent with the gradual use in the largest market, China. The financial crisis of 2009 had a profound effect on niobium demand. Large consumers such as North American and European steel producers reduced output and therefore reduced consumption of ferroniobium which amplified the fall in intensity to about 45 g/t. Intensity has rebounded to approximately 53 g/t in 2012, but is still well below the peak of 20083.

[2]	Worldsteel Short Range Outlook, April 11, 2013, www.worldsteel.org
[3]	Source: Export statistics, World Steel Association, Company data

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Steel demand is expected to grow at higher rates in China, India, Russia and other developing regions going forward. More importantly is that these regions also increase their consumption of ferroniobium and expand their steel products to include more products including niobium. These regions hold significant potential for ferroniobium consumption to grow at rates far exceeding the growth of crude steel.

Roskill’s recent report on niobium included the following analysis on the potential of the ferroniobium market:

In assessing future demand for ferroniobium, considerable reliance must be placed on forecasts for growth in overall steel production, which are geographically very variable. Account must also be taken of the intensity of use of ferroniobium. The global average intensity is 55 g of ferroniobium per tonne of crude steel. As shown in Table 19.3, some countries have intensities far higher than that. Equally, there are a number of countries that are major steelmakers, have high forecast rates of growth and yet currently have intensities well below average. It is anticipated that these countries will steadily move to the production of higher-quality steels, such as HSLA, and will thus consume more ferroniobium in future.

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Table 19.3: Alternative scenarios for intensity of ferroniobium use in steel (g/t FeNb)

	Stable intensity scenario	Intensity growth scenario
China	31	55
EU (27)	108	108
Japan	79	79
India	24	55
Russia	43	55
S. Korea	92	92
USA	104	104
Brazil	115	115
Turkey	12	55
Other	55	55
World	55	68

Source: Roskill

Figure 19.3 shows the forecast growth in global ferroniobium demand to 2017 under two scenarios. In the stable intensity scenario, the country-by-country intensities remain constant at their estimated 2012 levels. This scenario predicts that world demand for ferroniobium will reach almost 64,000 t Nb (~98,000 t of FeNb) in 2017 (CAGR 3.74%). This forecast is probably conservative.

An alternative (hypothetical) scenario considers the possibility of increased intensity of use in China, India and Russia, which are major steelmakers but have low unit consumptions of ferroniobium. It assumes that these three countries will see incremental growth in intensity from 2013 and be at close to the 2012 global average by 2017. Under this scenario, the growth in demand for ferroniobium is forecast at 7.32%py [~116,000 t FeNb].

Actual levels of ferroniobium consumption are likely to fall somewhere between the two forecasts at the end of the period.

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Figure 19.3: World: Forecast demand for ferroniobium, 2012 to 2017 (000 t Nb)

Source: Roskill

The optimism in the ferroniobium market is really a function of the considerable work being conducted by industry professionals, universities and steel producers to develop new steel products using niobium. As stated earlier, there are three major markets in which niobium steels are used: pipeline (20-30%), automotive (20-25%), and construction/structural (37-45%).

The pipeline industry was where niobium was preliminary used in the 1970’s with over 70% of total niobium consumption. Today, with the growth of other applications, pipelines only account for approximately 20-30% of niobium consumption. As oil and gas becomes more difficult to find and fields in more remote locations are being exploited pipelines are becoming increasingly important. And not only is there a need for more kilometres of pipelines but the pipelines are increasingly required to handle higher pressures. To prevent possible fractures, stronger steels are required, and niobium helps to provide the characteristics required to meet these challenges.

In the automotive market car bodies, a significant portion of the market for niobium infused steels, currently consist of about 37% to 70%4 HSLA steels (in the developed world). A recent article by World Auto Steel, Volkswagen announced the share of overall HSLA steel has gone from 66% to 80%5 in their new Golf. World Auto Steel goes on to say “Given steel’s unique combination of strength and ductility, World Auto Steel is confident that it’s the best material solution to help automakers achieve their evolving strength, recyclability, fuel economy and emissions, and safety requirements.

[4]	30 Years of Niobium Steel Development in China, CBMM
[5]	New Volkswagen Golf Lightens up with high- and ultra-high-strength steel, September 19, 2012, www.worldsteel.org

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The benefits of using more HSLA steels are very apparent in the auto industry and it is growing considerably in the developed market. But the real potential over the next two decades is the developing world. In 2008, the average share of high strength steel in Chinese car bodies was 21%6. This is a far cry from the 60 to 80% that we see being targeted by the developed world. With the very low cost, and the significant savings and safety benefits of HSLA steels, it is only a matter of time before we see a real change in the use of niobium and HSLA steels in the auto industry in the developing world.

In the construction industry, the increase in demand comes from rapid urbanization and demographic growth of developing countries as well as renewal of infrastructures in developed countries. These new projects have more demanding requests with regard to costs, durability, resistance and weight, and thus high-resistance steels and other alloys, containing niobium, have now become necessary.

The historic distribution of Niobec consumers is primarily made up of major steel producers in the world, as shown in Figure 19.4. However, the geographical position of Niobec results in the fact that its principal customers are the European Union (including countries independent of the Commonwealth) and the United States. In comparison with world consumption, a lesser amount is shipped to China and Japan.

[6]	30 Years of Niobium Steel Development in China, CBMM

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Figure 19.4: Niobec Sales by region

Source: Company data

19.3    Market Supply

The market of niobium is still rather small and at present there are three major producers, CBMM (Brazil), Niobec (Canada) and Catalão (Brazil), which provide 99% of the world production of pyrochlore. See Table 19.4. Of these operations, CBMM dominates the market with approximately 83% of the world production and is the only one of the three main producers to offer a variety of products, Niobec and Catalão only produce ferroniobium with standard content.

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Table 19.4: Principal Niobium Producers

	CBMM	NIOBEC (2011)	CATALÃO
RESERVES (M tonnes)	More than 500	419	4

CONTENT (% Nb2O5)	2.50%	0.42%	1.2%

TYPE OF OPERATION	Open pit	Underground	Open pit

CONTENT (kg Nb2O5/t)	18.9	2.98	7.2

PRODUCTION (tpy FeNb)	±70,000	±7,000	±6,000

LONGEVITY	400 years and more	40 years and more	Unknown

LOCALIZATION	Araxá, Minas Gerais, Brazil	Saint-Honoré, (Québec), Canada	Catalão, Goiás, Brazil

OWNERS	Family Moreira Salles (70%) Korean-Japanese Consortium (15%) Chinese Consortium (15%)	IAMGOLD (100%)	Anglo American (100%)

PRODUCTS	FeNb with standard content, FeNb & NiNb with high content, Nb metal, Nb oxides	FeNb with standard content	FeNb with standard content

COMMENTS	— Leader in the development of applications of niobium for steel	— Only non-Brazilian producer — IAMGOLD currently studying the potential options to triple the production of niobium	— Anglo recently announced they were studying a staged expansion plan of Catalao

Sources: company reports, press releases

Such a market share implies that CBMM primarily controls the world price of niobium as was demonstrated at the time of the financial crisis of 2008, when it delayed an expansion project and decreased its production in order to stabilize prices. CBMM recently sold a stake of 30% (as well as concluded a long-term provisioning agreement) with a korean-japanese consortium and a Chinese consortium, all large niobium consumers, which further reduces the quantities of niobium available on the world market.

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Catalão and Niobec each hold approximately 8% of market share. Anglo American, which planned to sell the Catalão operation, finally pulled out and is currently studying the possibility of increasing its reserves and its production. The expansion projects, currently under way with the three major producers will be sufficient to meet the increasing demand for niobium in the near future and will allow them to maintain their respective market share.

Other fields exist throughout the world, as is indicated in Table 19.5, but do not have a real impact on the market of niobium for several reasons:

•	Most of the projects are not at a very advanced stage (pre-feasibility or less);

•	Many fields belong to junior mining companies who lack the financial resources to develop their projects (in particular if the “three big” producers can meet the demands of the market);

•	Several of these deposits face geological and mineral-processing challenges.

Table 19.5: World: Summary of the Principal Niobium Mine Projects

	Reserves & resources (Mt)	Grade (% Nb2 O5 )	Product	Capacity (tpy)	Notes
			Pyrochlore
Brazil
MBAC	6.34 M&I.	1.02	Nb2 O5	740 (2016)	Mainly a rare earths project. All by-product
	21.94 indicated resources.	0.64		1,840 (2024)	niobium output likely to be sold to CBMM.
Canada
Niocan	10.63 M&I resources.	0.67	FeNb	4,370	Strong local opposition. Unlikely to come into production in the near future.
	286 M&I resource.	0.37	Nb2 O5	5,450	Detailed engineering and permitting taking place during 2013. Likely scale of the operation suggests that conversion to FeNb will be required.
Taseko Mines	144 inferred resource.	0.32

USA
NioCorp Developments	19.3 M&I resource.	0.67			Potentially a very large source of niobium but plans appear to have been stalled during 2012 by lack of finance. Drilling expected to re-start in mid-2013.
	83.3 inferred resource.	0.63

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	Reserves & resources (Mt)	Grade (% Nb2 O5 )	Product	Capacity (tpy)	Notes
			Other minerals
Australia
Alkane Resources	73 M&I and inferred (36 proven and probable).	0.46	Nb2O5	2,100	Mainly a zirconium and rare earths project. DFS due in first quarter of 2013. Production is anticipated to start in late 2015. Niobium to be supplied to a third party for conversion to FeNb.
Hastings Rare Metals	36.2 I&I resources	0.37	Nb2O5	2,630	Heavy rare earths, zirconium and niobium project. PFS and DFS underway in 2013. Production is anticipated to start in 2016.
Lynas	37.7 resources.	1.07			Being commercialized as a rare earths project. No current plans to exploit the niobium resource.
Canada
Avalon Rare Metals	72.66 M&I using base-case cutoff.	0.4	Nb2O5	1,700	Mainly a rare earths and zirconium project. PFS completed in 2011. Feasibility study due in the second quarter of 2013. Commercial production anticipated for 2017.
Commerce Resources	51.8 indicated. 8.8 inferred.	0.15 0.17	Nb2O5	4,500	Currently anticipating start-up of production in 2015. Will also produce tantalum.
Crevier Minerals	25.4 M&I.	0.2	Nb2O5	1,700	Currently anticipating start-up of production in 2016. Will also produce tantalum.
GéoMégA Resources	183.9 indicated. 66.7 inferred.	0.13 0.14			Mainly a rare earths project. PEA due in the second quarter of 2013.
PhosCan	62.2 M&I resource. 55.7 inferred resource.	0.34 0.34	Nb2O5	1,800	Niobium would be a by-product of phosphate production. No reported timeline to commercialization. Pilot plant studies
Quest Rare Minerals	278.1 indicated. 214.4 inferred.	0.18 0.14	Nb2O5	3,161 or 3,908	Mainly a rare earths and zirconium project. Feasibility study due by the end of 2013.
Rare Earth Metals	41 resource estimate	0.26			Very early stage. Main interest is in rare earths and beryllium.
Sarissa Resources	20 historical resource.	0.47
Gabon
Eramet	21.6	1.6			On-going work to develop a pilot plant for the recovery of niobium, tantalum and rare earths by 2014/15.
Greenland
Ram Resources	340 inferred resource (partial).				Early stage of exploration. Of interest for tantalum and niobium.
Kenya
Pacific Wildcat	103.5 inferred resource.	0.65	Nb2O5		Niobium and rare earths project. Company anticipates start-up in 2016 at a rate of 2,900-3,600tpy Nb2 O5 .

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	Reserves & resources (Mt)	Grade (% Nb2O5 )	Product	Capacity (tpy)	Notes
Malawi
Globe Metals and Mining	68.3 M&I&I.	0.014	FeNb	4,500 FeNb	DFS due January 2013 but reported to have been delayed. Production expected to start 2015.
Saudi Arabia
Ghurayyah	385	0.28			Dormant.
Spain
Solid Resources	5.6 inferred resource. 4.2 inferred resource.	0.084 0.11			Expected to come into production in early 2014. Mainly a tin and tantalum project. The total niobium resource is probably less than 1,000t.
Tanzania
Panda Hill Mines	32 probable	0.77	Nb2 O5 concentrate 8,680		Active project but no information on timeline available.

Source : Roskill

Roskill’s opinion is that a few projects exist that have a reasonably good chance of coming to fruition but none will have any impact for a few years and their overall contribution to total ferroniobium supply will not be major.

19.4    Market Price

The analysis of future prices of niobium is difficult given the small size of the market and the limited disclosure of information by the principal producers, for reasons of competition.

Roskill’s price forecast provided in Table 19.6 for ferroniobium takes into account a number of factors, including:

•	Historical stability in niobium prices;

•	The sharp producer-implemented rise in prices during the second half of the 2000s;

•	A return to stability;

•	Serious downturn in the global economy in 2009;

•	Evident demand inelasticity in prices.

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Table 19.6: Year-end average CIF import value of ferroniobium, 2012 and forecast to 2017

(US$/kg Nb, nominal prices)

	USA	Germany	Japan	China
2012	42.91	39.85	42.00	39.28
2013	44.20	41.05	43.26	40.46
2014	45.52	42.28	44.56	41.67
2015	46.89	43.55	45.89	42.92
2016	48.30	44.85	47.27	44.21
2017	49.74	46.20	48.69	45.54

19.5    Industry and Attraction of Niobec

The niobium industry as a whole remains very attractive. This attraction is amplified by the fact that there are only three major producers, which means that the niobium industry is largely underdeveloped and thus offers a great potential of profitable investment given the prospects for price increases in the future.

Niobec is the only North American producer and the company has established strong industrial bonds with Europe, the United States and China. The geographical position of Niobec gives it another advantage, because it is located close to the aluminum industry and has access to cheap electricity, two major consumables in the production of ferroniobium. Lastly, Niobec has a stable record of production and its potential for expansion should enable it to remain a major player in the niobium market in the future.

19.6    Trade Agreement

Up until 2013 Niobec's marketing was accomplished with the help of two partnerships, CAMET GmbH and CAMET Inc. In 2012 IAMGOLD made the conscious decision to bring the marketing function back inside Niobec, this was accomplished with Niobec assuming the majority of the staff previously working for CAMET Inc. and with the acquisition of CAMET GmbH which closed in mid-2013.

Niobec's ten main customers buy close to 50% of the ferroniobium produced by Niobec. Sales are generally contracted for a one year basis with quantities guaranteed and the price to be determined on a quarterly or semi-annual basis.

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20    ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

Item 20 provides information on the key environmental and social aspects of the project. It does not contain all the available information on environmental and social components and the project’s impacts on them. All of the available information has already been published in the Environmental and Social Impact Assessment Study (ESIA) report. This report, which contains thousands of pages, was provided in early 2013 to the MDDEFP and the CEAA for permitting purposes. The full EIAS report and related complementary study reports are public documents available through the CEAA website (reference number 80011). This item focuses on the key information required by the 43-101 standards.

20.1    Study Area

The Niobec expansion will be carried out in the town of Saint-Honoré, located in the Saguenay-Lac-Saint-Jean region, Québec, Canada. Most of the project components will be located in Saint-Honoré and in the Regional County Municipality (RCM) of the Fjord-du-Saguenay. Phases 1 and 3 of the tailings storage facility, the freshwater pumping station, the collection pond and water lines will be located within the limits of the city of Saguenay, the regional economic capital. Aside from the new surface production buildings, most of the project components will be located on intramunicipal public lands (IPL).

For the ESIA purposes, two study areas were defined. These two study areas are shown at Figure 20.1. The first study area, the extended area, covers approximately 24,686 ha (246.86 km2). This area was selected to study the project’s impacts on regional geographic and socio-economic aspects. It overlaps with territory of the Fjord-du-Saguenay RCM and the City of Saguenay and includes a part of the Nitassinan, the ancestral land of the Innu Nation from Mashteuiatsh. The land claim issue by the Innu Nation is described in the social section of this item. The second study area referred to as the restricted area, covers approximately 9,811 ha (98.11 km2). It is in this area that the physical, biological and human components may be impacted by the projected mining and production activities.

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Figure 20.1: EIA study areas

20.2    Legal Framework and Permitting Process

The legal framework for the expansion project is a combination of federal, provincial and municipal acts, laws, regulations, policies, directives and guidelines. With respect to environmental requirements, the expansion project must be designed to comply with federal, provincial and municipal acts, laws, by-laws and regulations, mainly the Québec Environment Quality Act (EQA) and the Canadian Environmental Protection Act (1999) and their related regulations.

20.2.1    Québec Provincial Environmental Assessment and Permitting Process

Section IV.1 of the EQA (R.S.Q., c. Q-2) requires any person or group to conduct the environmental impact assessment and review procedure before undertaking a project under

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the Environmental Impact Assessment and Review Regulation (R.R.Q., c. Q-2, r. 23). As the expansion project is located south of the James Bay and Northern Québec Agreement (JBNQA) territory, only the chapter 1 of the EQA applies. As per section IV.1 of the EQA, the list of projects for which the environmental impact assessment and review (EIAR) process must be completed includes the following:

n.8) the construction of a metalliferous ore or asbestos ore processing plant with a processing capacity of 7,000 tpd or more AND p) the opening and operation of a metalliferous mine or asbestos mine that has a production capacity of 7,000 tpd or more.

As the production rate planned for the expansion project is about 27,400 tpd, the EIAR process must be applied. This process included the following steps:

1.

Issuing of guidelines by the Ministère du Développement Durable, de l’Environnement, de la Faune et des Parcs (MDDEFP). Any person wishing to undertake projects included in Section 31.1 of the EQA must file a written notice with the Minister, describing the general nature of his project. The Minister, in turn, will indicate, through guidelines to the proponent, the nature, scope and extent of the environmental impact assessment statement to be prepared. A project notice for the expansion project was files on May 22nd, 2012, with the MDDEFP. In June 2012, the guidelines were received from the MDDEFP.

2.	Conduct the Environmental and Social Impact Assessment (ESIA) as per the guidelines provided by the MDDEFP. As stated above, the EIAS report was filled to the MDDEFP in January 2013.

3.

Public Consultation. After confirming acceptance of the ESIA report, the Minister will make the document public, and a public information and consultation process as required by law will then be initiated by the Bureau d’audiences publiques sur l’environnement (BAPE). It should be noted that Niobec has already initiated active and participative discussions and pre-consultations with local stakeholders, as described later in this chapter.

4.

Public Hearings. Any person, group or a municipality may, within the timeframe prescribed by law, apply to the Minister to hold a public hearing for the project. Unless he or she considers such an application to be unfounded, the Minister shall require the BAPE to hold a public hearing and reports its findings and its analysis thereof to him.

5.	Analysis and Decision. Once the ESIA is considered satisfactory by the Minister, it is submitted to the Government, along with an application for authorization. The

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Government may or may not issue the decree authorizing the project, with or without amendments, and on such conditions as it may determine. The Niobec expansion project is actually at the step where the MDDEFP asked for some additional information to issue the acceptance of the environmental impact assessment study. Niobec expects the Minister’s recommendation in the fourth quarter of 2014.

Table 20.1 presents the provincial permitting process timeline and the steps accomplished to date.

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Table 20.1: Provincial permitting process

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20.2.2    Other Provincial Acts, Laws, Regulations and Guidelines

Once the required ESIA and review procedure has been completed, and the decree obtained from the provincial Government, the project’s detailed engineering will be finalized. This step shall take into account the environmental mitigation measures associated with the mining equipment and infrastructure as presented in the ESIA. It shall also consider all applicable environmental standards included in other relevant provincial laws and regulations. These include mainly:

•	The Environment Quality Act;

•	The Mining Act (R.S.Q., c. M-13.1); It should be noted that this Act is presently under review by the provincial government;

•	MDDEFP Directive 019 on the mining industry (2013);

•	The Forest Act (R.S.Q., c. F-4.1);

•	The Watercourses Act (R.S.Q., c. R-13);

•	The Dam Safety Act (R.S.Q., c. S-3.1.01);

•	The Transportation of Dangerous Substances Regulation (R.R.Q. c. Q-2, r.32.);

•	The Groundwater Catchment Regulation (R.R.Q., c. Q-2, r.6);

•	The Act Respecting Threatened or Vulnerable Species, (R.S.Q, c. E-12.01).

This list of laws, regulations and guidelines or instructions may require that the proponent of the project obtains certificates of authorization (C of A) for the various project components. The list of C of A’s that will required includes, but may not be limited to the following:

•	Construction of the mine shafts and head frames;

•	Construction of the mill and other surface buildings;

•	Construction of the tailings storage facilities;

•	Construction of the new freshwater intake, the new pumping station, the new effluent discharge point and associated water lines;

•	Operation of the new mine and surface facilities.

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The existing Niobec mine holds numerous C of A’s and permits. One key permit held by the existing mine is a depollution attestation issued by the MDDEP in 2011. This permit, which is renewable every five years, identifies the environmental conditions that must be met by Niobec when carrying its activities. The depollution attestation compiles all the environmental requirements regarding effluent discharge, atmospheric emissions, noise, waste management, etc., related to the operation of Niobec. A new version of the depollution attestation will be issued by the MDDEFP for the new mine and surface operations.

The Québec Mining Act is another important legal document determining how mines must be developed, operated and closed. The Québec Mining Act also governs mining site restoration work. Under this Act, companies must submit a site restoration plan for to the Ministère des Ressources Naturelles (MRN) du Québec (Ministry of Natural Resources of Québec) and provide financial guarantees. If necessary, before approving the plan, the MRN may request additional studies. The restoration plan must be revised every five years. The MRN may require more frequent revisions. The most recent version of the Niobec closure plan was approved in September 2009. An updated restoration plan will be submitted before September 2014. This new version of the plan will be based on the strategy detailed at the section of this chapter pertaining to the mine closure plan.

20.2.3    Canadian Federal Environmental Assessment and Permitting Process

Based on the Canadian Environmental Assessment Act (CEAA 2012), the Federal government may conduct its own environmental assessment process, independent from the provincial one. Under CEAA, the physical activities listed in the Regulation identify “designated projects” that may require an environmental assessment. The physical activities that describe the project in whole or in part is the following:

The expansion of : (a) an existing metal mine, other than a gold mine, that would result in an increase in its ore production capacity of 50% or more, or 1,500 tpd ore more, if the increase would raise the total ore production capacity to 3,000 tpd or more; AND (b) an existing metal mill that would result in an increase in its ore input capacity of 50% or more, or 2,000 tpd ore more, if the increase would raise the total ore input capacity to 4,000 tpd or more.

The Project was screened by the Canadian Environmental Assessment Agency which determined that a standard environmental assessment was required for the Niobec expansion project. Again this EA process is independent from the provincial process. It should be noted that the two EA processes are conducted at the same time. The Agency issued guidelines on the

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required elements of the federal ESIA in March 2013. Niobec submitted the ESIA report to the Agency in April 2013. The public and the First Nations are consulted at various stages of the federal EA process. Following one of the consultation steps, the Agency issues a series of questions and requests for additional information in early November 2013. At the end of the federal EA process, the Minister of the Environment will make a decision about the expansion project. This decision is expected in the fourth quarter of 2014.

Table 20.2 presents the federal permitting process timeline and the steps accomplished to date.

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Table 20.2: Federal permitting process

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20.2.4    Other Federal Acts, Laws, Regulations and Guidelines

For the expansion project, Niobec must obtain permits from the federal authorities in pursuance to the following acts:

Fisheries Act

On June 29, 2012, the Fisheries Act was amended. On November 25, 2013 the new fisheries protection provisions of the Act will come into force. The changes will focus the Act on protecting the productivity of recreational, commercial and Aboriginal fisheries.

Section 37 of the Fisheries Act specifies that:

(1) Prohibition against causing serious harm

“No person shall carry on any work, undertaking or activity that results in serious harm to fish that are part of a commercial, recreational or Aboriginal fishery, or to fish that support such a fishery.”

(2) Authorization

This provision allows the Minister to authorize, with conditions, a work, undertaking or activity that results in serious harm to fish.

The construction and operation of the tailings storage facility will be spread over more than 40 years and will take place in four to five phases. During the second phase of TSF construction and operation, tailings will be deposited in a small unnamed creek draining wetlands and discharging its water into the Brûlé Lake. The presence of these tailings in the creek will cause destruction of fish habitat and the brook trout population present.

Under the amended Fisheries Act, an authorization from the federal Department of Fisheries and Oceans (DFO) may be required to allow this fish habitat impact. In addition to an authorization from the DFO, the deposition of mine tailings in a place where fish live will require a registration in Schedule 2 of the Metal Mining Effluent Regulations (MMER).

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20.3    Key Sustainable Development Initiatives

The application of sound sustainability principles early in the project design phase was considered by Niobec to be a key project development component. The application of those principles implies that the project is designed to be the most favorable considering the three traditional aspects of sustainable development, namely economic, environmental and social aspects. Health and safety as well as technical considerations were also important sustainability drivers.

The following are some of the most significant sustainability initiatives that were implemented during the project design:

•

Development and implementation of a community engagement and consultation process very early in the project development phase, in order to identify community concerns and to mitigate them as much as possible during the project design;

•

Decision to build a direct access road before the main construction activities take place, to minimize the nuisance factors (safety, noise, vibrations) associated with the traffic associated with the mine operation and the expansion project. This access road is described in chapter 18;

•

Locate the various project components to responsibly occupy land, to minimize the number of private properties to purchase and the human impacts associated, to limit the impact of the project on the urban development of the host municipalities and to maximize the synergies between project components and potential future projects;

•	Establish a buffer zone around the mine and surface operations to minimize the nuisance for the community associated with noise and dust emissions.

20.4    Environmental and Social Baseline Study

Niobec prepared its first closure plan in December 1994 that included a baseline study describing the basic environmental conditions, the surrounding community and existing infrastructures. For the expansion project planning, a new environmental baseline study was conducted by Genivar in 2011. The following sections present the highlights of new baseline study.

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20.4.1    Physical Environment – Existing Conditions

This section briefly describes the main components of the physical environment in the study area.

Wind and Ambient Air Quality

In the study area, the prevailing winds are from the west (35% of the time) and the east (25% of the time), both in the winter and the summer. The average wind speed is 14.3 km/h (4.0 m/s). On average, wind gusts over 52 km/h occur close to 15 days per year.

The air quality in the study area can be considered as very good as it is located in a rural area where there are few existing industrial activities. Indeed, according to the National Pollutant Release Inventory (NPRI), the closest factories are located more than 10 km from Niobec, with the exception of d’Inter-Cité Construction Ltée, which is located approximately 5 km to the east, downwind from the existing mine operations.

There is no air quality station near the study area. However, a one-time air quality campaign showed that air particle concentrations were compliant with air quality standards. In addition, it was determined that concentrations of copper and other metals met the 24-hour standards. The breathable silica concentrations sampled were all below the analytical detection limit.

Substrate and Stability

The study area is located in the Central Gneiss Belt of the geological province of Grenville from the middle Precambrian age. It is largely composed of metamorphic rocks. The niobium deposit is located southeast of the massif. The study areas include a spatial distribution of soil relatively constant, i.e., sand, silt and clay/clayey silt, local moraine and anorthosite or limestone bedrock.

The topography in the extended study area is relatively flat, located between Monts Valin to the north and the Saguenay River valley to the south. The location of this plain was favourable to sedimentation of several distinct facies of unconsolidated depositional units.

The bedrock, or Trenton limestone and Utica shale, is exposed (outcrops) in the northern section of the study area. To the east, a rocky ridge is covered with a thin layer of till, which is

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located north of the study area and completely isolates the valley. Surface deposits of this valley are glaciofluvial, meaning that they were directly deposited by glacial melt water. In addition, an esker is identified in this region. The formation of several kettles (depressions resulting from blocks of ice melting under the sand) promoted the presence of lakes in this area. To the south, rocky outcrops form two small buttons, one of which is covered with till. These rocky buttons pierce the clay plain, which occupies the entire southeastern portion of the study area. Figure 20.2 presents the type of surface deposit found in the study area.

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Figure 20.2: Surface deposits in the study area and hydrogeology model limits

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Existing landslide scars suggest that the study area is subject to significant erosion dynamics. The presence of scars from major clay flows to the south indicates that the whole region is particularly vulnerable to this type of mass movement, and has been for a long time. In the southern section of the extended study area, deposits were reworked by mass movements that are on the edge of an area where some large landslides were triggered. The best known was the Saint-Jean-Vianney slide which occurred May 4, 1971 and covered an area of approximately 30 ha. This slide left a scar; however, it is almost completely hollowed out and there is only a thin layer of debris on the bottom. It should be noted that this slide was formed within the limits (20.6 km2) of a 1663 landslide, which is believed to have been triggered by a 7.0 magnitude earthquake.

Geotechnical surveys in the study area have revealed that some of the clay deposits are potentially sensitive and may experience liquefaction due to seismic events or various disturbances. The extent of the sensitive clay deposits at locations and the level of risk associated with them where the construction of the tailing storage facilities is planned and around the Block caving area will be better define in the short and mid-term. Control and mitigation measures will be developed based on expert advice to minimize the risk of landslide associated with the sensitive clays.

The study area is part of the Charlevoix seismic zone, which remains the most active in Eastern Canada. According to the Seismic Zoning Map of Canada produced by Natural Resources Canada (NRCan), Saint-Honoré is in Zone 3, which has a high probability of seismic activity. According to the National Earthquake Database (NEDB) 85 earthquakes or other events (blasting) have been recorded since 1985 within a 50 km radius of the study area with magnitudes between 0.1 and 5.9. The most powerful earthquake occurred on November 25, 1988 in the Laterrière region. Forty aftershocks were recorded over the following days and months. Within 5 km of the Niobec mine, in the Saint-Honoré region, six earthquakes were recorded between 1991 and 1995 with magnitudes ranging from 0.0 to 2.4.

Soil Quality

Soil quality analysis in the study area shows no abnormal concentrations of parameters. For metals, the natural background levels for some parameters are high. Barium and cadmium concentrations in several samples were in the generic criteria range “A-B” of the MDDEFP Policy on soil quality. The pH of the sampled soils ranged from slightly acidic to slightly alkaline. Total cyanide concentrations are generally below the detection limit, except for a few samples where the values are in the generic criteria range “A-B” of the Policy.

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Surface Water – Hydrological Flow Regime, Surface Water and Sediment Quality

The study area is located within the Saguenay River catch basin. The Aux Vases River is the main water stream found within the restricted study area. This river drains the surface water from most of the study area. It has two main tributaries, namely the Bras-Cimon Creek and the Bouchard Creek. Streams flowing through the study area are characterised by extensive forestry and agricultural environments.

The Aux Vases River has an estimated annual average flow of 2.1 m3/s downstream of its confluence with the Bras-Cimon Creek, which has an annual average flow of 0.7 m3/s. The Aux Vases River downstream to Brûlé Lake has an annual average flow of 0.5 m3/s and the Bouchard Creek upstream of Brûlé Lake has a flow of 0.4 m3/s. The unnamed creek located at the expected tailings site has an annual average flow of 0.21 m3/s. Low flows (Q2,7) for these streams at the same locations are estimated at 0.41, 0.13, 0.1, 0.07 and 0.042 m3/s respectively. Flow during flooding events (2 year recurrence interval) are estimated at 22.5, 9.0, 6.8, 4.5 and 2.88 m3/s respectively.

The quality of surface water from two surface water bodies within the study area (Brûlé and Des Vases Lakes) indicates that the water is neutral, soft and well mineralised based on the physico-chemical characteristics and has a low sensitivity to acidification. The water was not very clear and had high concentrations of suspended material and chlorophyll which are associated with agricultural activities that promote soil erosion, particularly arable crops. High levels of organic and inorganic carbon, as well as tannins and lignins, are explained by the presence of bogs in the area.

With regards to major ions and nutrients the surface water showed a marked presence of total nitrogen in Des Vases Lake. The ammonia nitrogen concentration exceeded the MDDEFP criteria for the protection of aquatic life from chronic toxicity. The concentration of total phosphorus exceeded these criteria for both lakes. These nutrients explain the marked presence of phytoplankton, demonstrating the process of eutrophication of these lakes, which is often associated with agricultural activities.

The concentration of total cyanide, an index often associated with industrial effluents, also exceeded the criteria for the protection of aquatic life from chronic toxicity. It should be noted that there are no industrial emissions in this section of the study area. Cyanide in the environment may also originate from the runoff resulting from the application of salts containing cyanide compounds on the soil and in water (including pesticides and rodenticides).

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In addition to major ions, some metals had high concentrations in the surface water, including aluminum, iron and lead (only in Brûlé Lake). Aluminum concentrations exceeded the CCME guidelines for the protection of aquatic life while the concentrations of iron and lead (only in one lake) exceeded the MDDEFP criteria for the protection of aquatic life (acute or chronic toxicity). These elements are normally present in soils in varying concentrations. The results of the Environmental Effects Monitoring (EEM) studies (2004 to 2009) showed, in general, that the surface water quality from Bouchard Creek and Aux Vases River meets the criteria for the protection of aquatic life. However, several exceedances were observed for a number of metals and major ions.

The Shipshaw River and the unnamed creek located at the expected tailings site, shown high concentration of aluminium and phosphorus, and also a high level of iron for the unnamed creek. Otherwise all the parameters met the criteria for the protection of aquatic life.

Sediment quality in both bodies of water within the study area (Brûlé and Des Vases Lake) indicates that the following metals were detected (in order of importance): iron, aluminum, calcium and magnesium. Only chromium concentrations in the Brûlé Lake sediments exceeded the criteria for the quality of freshwater sediments under the CCME with a concentration capable of producing a threshold effect (CSE). With regards to other substances, oil and grease were also detected. The results of the EEM study (2004 to 2009) show that the sediment quality from the Bouchard Creek and the Aux Vases River meets the CCME criteria for Sediment Quality Guidelines for the Protection of Aquatic Life (freshwater).

Groundwater – Hydrogeological Flow Regime and Groundwater Quality

Four hydrogeological units are found in the study area. Details of each unit is as follows:

•

The first unit, mainly located in the west area of the mine site, is composed of a large sand deposit. This unit is formed a granular aquifer with a great hydraulic conductivity. The new tailing storage facility will be built on this unit. Groundwater flow in this unit is from north to south, as indicated on Figure 20.5;

•

The second unit, a deposit of silt and clay/clayey silt, forming an aquitard, is present throughout the area studied and is found under the sand (western part) and from the soil surface the surface. Groundwater flow is from north-west and north-east through the south, as indicated on Figure 20.5. This unit act as a barrier and limit infiltration from surface through the groundwater;

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•

The third unit is limestone, the first bedrock horizon. The limestone is a fractured rock aquifer. Actual data show that groundwater flow in the bedrock is influenced by the actual mining activities. Groundwater flow goes toward the mine, as indicated on Figure 20.5.

•	The fourth unit is carbonatite and anorthosite, a crystalline rock that is assumed to have a low permeability. This unit is considered an aquitard.

The hydraulic conductivity of the surface deposits in the study area is presented on Figure 20.6.

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Figure 20.3: Sand groundwater flow

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Figure 20.4: Clay groundwater flow

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Figure 20.5: Rock groundwater flow

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Figure 20.6: Hydraulic conductivity

It should be noted that none of those units are used as a large-scale drinking water source. With the possible exceptions of very few isolated households or cottages, the community with

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the study area gets its drinking water from an aquifer located east of this area. This aquifer is located at the Saint-Honoré airport and contains high quality potable water. The aquifer is used by the municipality of Saint-Honoré and its resurgence in the l’Aqueduc Lake is the water source for a portion of the City of Saguenay. The extent of this aquifer is shown on Figure 20.7.

Figure 20.7: Saint-Honoré airport acquifer

Groundwater samples were collected in numerous monitoring wells located in the study area. The groundwater in the study area is also generally highly mineralised. The samples collected show that the concentrations of several parameters are high and often exceed the MDDEFP resurgence or drinking water criteria. The following parameters exceeded the RESIE criteria for the groundwater samples collected: copper, chloride, total phosphorus, zinc, sulphates, barium and silver. The following parameters exceeded the drinking water criteria: sodium, chloride, iron, lead, molybdenum, arsenic, nickel, selenium and fluoride.

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Environmental Noise

Noise surveys near residences located in the sensitive zone have shown that the general noise measured at receptor points is relatively high due to heavy road traffic, even at night, and mostly continuous air traffic during the day. This noise level potentially contains the sounds generated by the current Niobec mine activities. During the day, with the exception of the mine ventilation fans perceived weakly at the measurement point located near the mining facilities, there were no audible manifestations from the mine activities. However, at night, the noise generated by fans, the movement of a drill or bulldozer were easily perceived at the measurement points closest to the mine (located immediately north). Finally, for the vast majority of the measurement points, the level of ambient noise meets the MDDEFP criteria.

Vibration Perception

Vibration measurements in the field and analysis of data collected by Niobec (vibrations produced by blasting) were used to measure the effect of vibrations from current mine operations at the property boundary and nearby neighbours. Measurements and simulations (vibration propagation model) showed that current blasting operations meet MDDEFP’s Directive 019 for the mining industry. Vibration levels are also safe for all structures located outside the Niobec site.

20.4.2    Biological Environment – Existing Conditions

This section describes the mains components of the biological environment in the study area.

Benthic Fauna

Within the study area the benthic fauna found in two lakes (Brûlé Lake and Des Vases Lake) is characterised as presenting a low density and diversity (less than 4 families). Both low diversity and quantity of organisms, as well as the absence of taxes sensitive to pollution (such as Mayflies, Stoneflies and Caddisflies) confirms the presence of low-quality ecosystems. The benthic fauna of both Shipshaw River and the unnamed creek located at the expected tailings site presented low density but a higher richness with 16 and 17 families.

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Ichthyofauna and Habitats

Brûlé Lake and Des Vases Lake are small, shallow lakes whose parameters are representative of eutrophic and productive lakes. They present thermal stratification in the summer with oxygen levels below the minimum requirements of salmonids in the deeper areas.

Brûlé Lake has little potential for the reproduction of Brook Trout. It contains several impassable obstacles, particularly in the upstream portion of the watershed. Two species of fish were captured: Small Brook Trout (63% of catches) and Pearl Dace. The halieutic potential for Brook Trout is very limited.

In Des Vases Lake the free movement of fish was compromised at both ends of the lake (tributary and outlet) by impassable beaver dams. The following two species of fish were captured in small quantities: Pearl Dace and Five-spine Stickleback. The halieutic potential is very low or almost non-existent for Brook Trout.

D Lake is a small, productive, eutrophic basin with a population of Pearl Dace. The halieutic potential is very low or nil for Brook Trout.

The polishing pond is also a very small body of water located on the current Niobec property where no fish species were caught when sampling. The pond is artificial and has been designed to collect effluent from the mine before it is treated and discharged into the Shipshaw River.

The main stream in the study area is the Aux Vases River, located in the western part of the study area and flows 25 km before reaching the Saguenay River and several secondary branches. In general, the various branches of the river are small with a width of less than 4 m and depth of less than 1 m just until the parts situated completely upstream. There are several beaver dams restricting the free movement of fish.

The Bras-Cimon Creek, located south of the mine, flows for about 7 km before reaching the Aux Vases River. This stream is small with a width of 2 m or less and until 2011 received the mine effluent downstream of the polishing pond.

A portion of the Gagnon-Flamand Creek, a tributary of the Caribou River, is located in the northeastern part of the study area. This creek is small with a width of 2 m or less and contains several obstacles, some of which are impassable by fish.

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A series of adjoining ditches are located in the eastern part of the study area. No fish were captured within these ditches during sampling events.

The following seven species of fish were captured in the streams surveyed: Longnose Dace, Five-spined Stickleback, Three-spined Stickleback, Fallfish, Pearl Dace, Lake Chub and Brook Trout. These streams have few suitable habitats for Brook Trout. The Aux Vases River watershed could also provide habitat for the following species: American Eel, Yellow Walleye and Longnose Sucker. The American Eel and Yellow Walleye are most likely located in the downstream of the identified streams.

The water intake and outlet area of the Shipshaw River can be characterised by a lentic type flow upstream followed by a channel. Species of fish caught in this area are as follows: Fallfish, White Sucker, Lake Chub, Longnose Dace. This segment of the River is also home to Northern Pike, Longnose Sucker, Brook Trout, Whitefish, Lake Trout and Brown bullhead.

Vegetation and Wetlands

Terrestrial environments cover 80% of the 24,686 ha of the study area. Environments altered by anthropogenic activities (mine and quarry) occupy 6% (1,374 ha) of the land and are concentrated in the south and north of the study area. The current Niobec mine is located in the center of the study area and represents approximately 104 ha of the total area. Agricultural areas are concentrated mainly in the southwest portion of the study area and occupy 2,957 ha or 12% of the total area.

Softwood forest stands occupy 19% (4,809 ha) of the study area. For the most, these stands have been established after forest fires. They are uniformly distributed over the study area with large contiguous land sections in the western portion which have undergone partial cuts. Environments of regeneration (ecological succession) are common in the study area and occupy 16% of the territory. This area is primarily due to anthropogenic disturbances such as recent logging (3,262 ha), plantations (430 ha), and right-of-way for transmission lines (173 ha).

Fallow land occupies 1,475 ha (6%) of the total study area. This land is a result of abandoned cultivated farmland which is located at the periphery of existing cropland. Mixed forest stands are abundant and occupy 16% (3,966 ha) of the total study area. The majority of these stands are a result of logging and are evenly distributed over the whole area.

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Intolerant hardwood stands colonize sites with a finer texture and are evenly spread over the study area. These stands are primarily a result of logging. Hardwood stands occupy 3% of the study area and are confined to the northern section. There are more young stands, at a ratio of 3.1, over mature stands. Trembling Aspen and Paper Birch are the dominant species in this region.

Small stands of tolerant hardwoods, including Sugar Maple, are found in the northeastern section of the study area. A small sugar bush was inventoried in the wooded area north of tailings pond no. 2. Approximately forty mature Sugar Maple trees were observed. The largest specimens were notched to harvest sap in the past but this practice appears to have been abandoned recently.

Blueberry fields occupy 400 ha or 2% of the total study area. They are located in the southwest and northwest sections.

Wetlands account for 3,933 ha or 16% of the total study area. Aquatic environments occupy 1,042 ha or 4%, including natural water courses, ponds and reservoirs. Within the study area, bogs represent 1,521 ha (6%), forested bogs represent 1,418 ha (6%), and fens represent 137 ha (less than 1%). Drainage channels were made into two bogs located east and west of the mine and have a total area of 149 ha.

Marshes (tree-filled and waterside) comprise a small area, with a total of 375 ha, and are closely linked to the presence of water. Treed marshes are very uncommon in the study area and only occupy 39 ha. Swamps occupy a small portion, 126 ha, within the study area and are mainly located in beaver ponds or associated with ponds and marshes. Cedars groves occupy a small portion, 113 ha, of the study area. They are mostly concentrated west of the Mine, in the southeastern section on lime deposits, as well as in three areas in the northern section of the study area.

A total of 370 species of vascular plants are present or likely to be present in the study area. Various surveys were conducted, with efforts focused primarily on wetlands. These surveys have confirmed the presence of 303 species. The study area is transitional as it is located between the northern temperate and boreal zones. Different substrates and the presence of a large number of anthropogenic habitats contribute significantly to the floristic diversity of the study area.

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The presence of five species that are provincially protected were confirmed by the fields inventories within the study area and are as follow: Striped Coralroot, Southern Twayblade, Arethusa Bulbosa (commonly called Dragon’s Mouth Orchid), White-fringed Orchid, and Ostrich Fern.

Herpetofauna and Habitats

The study area proved to be relatively rich in anurans, with a total of five detected species (northern spring peeper, American toad, green frog, north frog, wood frog). The study area proved to be rather poor with only two species of salamanders (the stream salamander and the red back salamander), two species of snakes (the red-bellied snake and the common garter snake), and no turtles. All observed species are common and very widespread in Québec. No herpetofauna species at risk or of special regional interest were identified in the study area. The poor representation of herpetofauna in the study area seems therefore to reflect the harshness of regional climatic conditions rather than the lack of suitable habitats, as there is an abundance of wetlands and quality habitats available.

Birds and Habitats

Overall, 188 species of birds are present or likely to be present in the study area. Field surveys identified 92 species during the nesting period. Thirty species were confirmed to be nesting, 25 species are considered likely to be nesting and 37 are possibly nesting. These surveys also identified the presence of the Gadwall and the Lesser Scaup in the study area.

The population of breeding land birds in the extended study area is estimated to be between 50,000 and 118,000 breeding pairs. The richest habitats in terms of species are regenerating stands and mixed hardwood and mature forests. For land birds, the most common species are the Gray-cheeked Warbler, White throated Sparrow, Ovenbird and Bay-breasted Warbler.

Naturally aquatic environments are scarce in the study area as there are very few ponds in the bogs and the rivers are small. Only one Black Duck, a female Common Goldeneye, six Sand hill Cranes (young and adult) and a Great Blue Heron were observed. It should be noted that disturbed environments, such as the Mine’s ponds, hosted an abundance of waterfowl species. Ponds and their periphery are used for nesting and rearing ducklings for several species of ducks. The most abundant species observed were the Black Duck, Mallard, Northern Shoveler, Common Teal and the American Wigeon.

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During a variety of surveys, six species of birds of prey were recorded within the study area. The most abundant species observed was the American Kestrel with three pairs and a nest within proximity of the tailings pond. The Northern Harrier frequented the bog in the northwestern portion of the study area. A Broad-winged Hawk was observed in the cedar grove area near the Mine as well as west of Bouchard Creek. Finally, a Short-eared Owl was observed once over a field north of the mine.

The presence of six species that are provincially protected were confirmed by the fields inventories within the study area and are as follows: Short-eared Owl, Common Nighthawk, Barn Swallow, Canada Warbler, Bobolink and Rusty Blackbird.

Mammals and Habitats

In total, 50 species of mammals are present or likely to be present in the study area. More specifically, there are three species of large fauna, 22 species of small fauna, seven bat species and 18 species of small mammals.

Various surveys confirmed the presence of the Black Bear, Beaver, Red Fox, Red Squirrel, Snowshoe Hare, Muskrat and 12 species of small mammals. The most abundant species of small mammals was the Masked Shrew followed by Meadow jumping Mouse, Northern Short-tailed Shrew and Deer Mouse.

The Southern Bog Lemming, a species likely to be designated as threatened or vulnerable in Québec, was captured in a bog within the study area.

20.4.3    Human Environment – Existing Conditions

This section describes the main components of the human environment of the study area.

Land Planning, Land Use and Development

In addition to the three urban perimeters, all other assignments for the territory of Fjord-du-Saguenay RCM are as follows: agricultural, agroforestry, industrial, forestry, urban and recreational. The largest territory assessment with respect to area is agricultural.

According to the “Plan intégré de développement et d’utilisation des terres publiques intramunicipales” IPL in the Saint-Honoré Municipality has a total area of 1,667 ha, for which

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the following six types of assignments have been attributed: agriculture (63.6%), conservation (28.2%), forestry (6.1%), recreational tourism (1%), industry and transport (0.7%) and protection (0.4%). The Saint-Honoré Municipality zoning at the Niobec mine site is designated as industrial; and in the vicinity of the Mine, it is designated as agricultural.

In Ville of Saguenay, the study area includes the urban fringe and the rest of the territory is allocated for agriculture and forestry.

A large part of the study area is agricultural land that is protected under the “Loi sur la protection du territoire et des activités agricoles”. Mapping of the agricultural potential of soil, according to the ARDA classification, shows that the study area has soil classes of varying potential. There are many lots with a good potential along Route 172, east of the Aux Vases River and Martel Boulevard and close to the downtown area of the Saint-Honoré municipality. The agricultural sector in the Saint-David-de-Falardeau Municipality is more exploited than that of Saint-Honoré. The land allocated to agricultural purposes in the Shipshaw River basin, Saint-Honoré and Saint-David-de-Falardeau, is mostly used for the culture of blueberry, potato, for dairy farming.

Forests in the study area are either under the management of the Fjord-du-Saguenay RCM or under Ville of Saguenay when they are IPL. In Saint-Honoré the land allocated for forestry is only 102 ha (6.1%), while the IPL land in Saint-David-de-Falardeau allocated for forestry covers 1,769 ha (45.4% of the IPL of the Municipality).

A large network of snowmobile and ATV trails is present in the study area.

According to the most recent data from the MRN wildlife sector, no sport fishing is practiced in the restricted study area. On the other hand, unorganized fishing is practiced on the Valin and Shipshaw rivers as well as in some lakes. Brook Trout is the main species fished in these streams.

The study area is located within hunting zone 28, which covers most of the Saguenay-Lac-Saint-Jean area. In 2006, during the last aerial survey covering the area, the density of moose had been assessed at 0.54 individuals/10 km2. Signs of hunting were observed in the large bogs located west of the restricted study area during the biological field inventories conducted by GENIVAR as part of this project. The density of the region is estimated at 1.4 bears/10 km2. Evidence of black bear activity in the territory was noted on the ground during the biological field inventories conducted by GENIVAR as part of this project. The most common species harvested are the Beaver, Red Fox, American Marten, Weasel and Mink.

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Regional Population and Economy

Since early 2000, the populations of Saint-Honoré and Saint-David-de-Falardeau have both been increasing. Ville of Saguenay, as well as the whole region, experienced a population decline between 2001 and 2006 but a slight increase thereafter.

The Saguenay-Lac-Saint-Jean region has experienced an increase in the number of jobs in both 2006 and 2007. Afterwards, this number continued to decrease until 2010 due to the global economic downturn, which affected industries at the base of the regional economy.

In the Saguenay-Lac-Saint-Jean region logging, wood processing and aluminum production industries account for almost 40% of employment related to the primary and secondary sectors. Ville of Saguenay has a diverse workforce and has become the commercial centre of Northern Québec. Nearly 83% of some 4,200 companies operate in the tertiary sector with more than 57,000 jobs (78.9%). The secondary sector provides 19.2% of jobs whereas the primary sector provides 1.9%.

In 2006 the unemployment rate of Saint-Honoré, Saint-David-de-Falardeau and Saguenay was higher than anywhere else in Québec, as well as having lower employment rates. The total median revenues in 2005 in Ville of Saguenay, as well as in the municipalities of Saint-Honoré and Saint-David-de-Falardeau, were slightly lower than data from across Québec.

The Saint-Honoré Municipality benefits, economically, from the presence of Niobec on its territory and is the largest employer on the territory with 490 employees. The economic activity of the Saint-David-de-Falardeau Municipality is primarily based in the transformation and enhancement of forest products as well as recreational activities.

Infrastructure and Services

In the southern part of the study area, Route 172 runs from East to West according to the Transport Québec classification. A network of collector roads oriented North-South in the study area links the municipalities not served by Route 172. In the study area, the main road is Martel Boulevard. It provides the link between Saint-David-de-Falardeau, Saint-Honoré and Ville of Saguenay. Martel Boulevard and Route 172 are very busy roads in the study area.

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Transportation associated with Niobec mine operations occurs on both the municipal and regional road networks. The operation of the Mine generates 53% of the traffic on the Hôtel-de-Ville Street and 29% of the traffic on Saint-Marc Ouest Road.

The Chicoutimi-Saint-Honoré Airport (CYRC) is located east of the Saint-Honoré urban centre and mainly south of Airport Road. Although it has the capacity to receive jumbo jets it primarily services small, private aircrafts. NAV CANADA marker beacons servicing Chicoutimi-Saint-Honoré Airport are located within the study area. One is located west of the existing Niobec facilities and several others on the Saint-Honoré territory.

The study area includes sections of three power transmission lines of 737 kV and two lines of 161 kV. There are two Hydro-Québec substations.

The Saint-Honoré municipality supplies its population with drinking water from four groundwater wells located in the wooded territory north of the Chicoutimi-Saint-Honoré Airport. The majority of the inhabited municipality is served by this water distribution system. The Saint-David-de-Falardeau municipality supplies drinking water from two groundwater wells located East of Sébastien Lake. Ville of Saguenay supplies drinking water from two groundwater wells. One of the wells is operated by Ville of Saguenay and is located outside its municipal boundaries to the South of the Aqueduc Lake in the Saint-Honoré territory. Figure 20.2 shown earlier in this chapter presents the location of these wells.

The Saint-Honoré sewage treatment facility includes an aerated lagoon system. The sewer system serves the same sectors as the municipal water network. The municipal sewer system does not serve the Niobec site. Separate wastewater treatment facilities are located on the property. In Saint-David-de-Falardeau, the sewer system (aerate lagoons) are located inside the urban perimeter and main rural roads.

Heritage and Archaeology

The study area does not contain any cultural property, as defined under the Cultural Property Act. The restricted study area does not contain any classified or recognized, or nor any known archaeological sites. At the regional level, the study area is part of an important network of waterways known for its former use dating back to the prehistoric period. The theoretical study of archaeological potential, supported by a visit to the field, demonstrated the archaeological potential in the restricted study area.

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Four areas of high archaeological potential identified are in the following sectors:

•	South (downstream of the Aux Vases River);

•	North (upstream of the Aux Vases River);

•	West (connected to the Shipshaw River);

•	Brûlé Lake.

Landscape

The extended study area lies within an agroforestry landscape with several large bogs present. This natural landscape is characterised by the presence of rivers (Saguenay, Shipshaw, Aux Vases and Caribou) and an extensive network of streams meandering through the woodland and farmland. More precisely, the restricted study area has a generally flat terrain with a decreasing altitude from north to south. Analysis highlighted three types of landscapes, which include agricultural, agroforestry and industrial.

Navigation

In the study area, the major river system associated with the Aux Vases River has several secondary navigable streams. In addition, the Shipshaw River, a navigable river, is located in the western portion of the study area.

20.4.4    Tailings, Waste Rock and Slag Geochemical Characteristics

Geochemical characterization studies for the tailings, the waste rock and the slag that will be generated during the course of the expansion project were conducted in 2012 and 2013. The characterisation was conducted based on the MDDEFP’s classification criteria and procedure described in Directive 019.

Tailings

The geochemical properties of the tailings produced by the Niobec milling process were characterised in 2012 and 2013 in studies conducted by SNC Lavalin. These studies aimed to

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characterize the geochemistry of the tailings from the current method of operation as well as those that will be produced in the future. The objective of these studies was to define the classification of tailings to be stored and determine the sealing criteria required for future tailings ponds.

As it is anticipated by Niobec that the tailings generated the future will be similar to those produced for the first 37 years of mine and mill operation, tailing samples taken at the existing tailing storage facilities 1 and 2 as well as samples generated from metallurgical assays conducted on ore obtained in mining blocks 5 and 6 were used to conduct those studies. It is worth mentioning that metallurgical assay samples were generated using numerous samples from each mining block and are thus composite samples. Overall, 27 samples were analysed to determine the following parameters:

•	Whole rock content;

•	Metals and REE concentrations;

•	Acid-generation potential;

•	Leaching using the TCLP (Toxicity Characterization Leaching Procedure) method;

•	Level of radioactivity.

The MDDEFP’s Directive 019 outlines the requirements to classify mine tailings characteristics as either low risk, leachable, acid-generating, cyanide-containing, contaminated with organics or high risk). The requirements specify leak-proofing measures to be applied to mine tailings management facilities in terms of the materials stockpiled, thereby ensuring groundwater protection.

The results of total metal analyses and leaching tests conducted on the tailing samples indicate that they are not acid-generating and a third of them are considered low risk. The other samples (fine and coarse tailings) are on the other hand classified as leachable, mostly for zinc and fluorides. Most of the samples (22) are not considered as being radioactive and the other five are only slightly radioactive. As a result, it is considered overall that the tailings are not radioactive.

In order to confirm the leachable classification, four samples were analysed using the humid cell method for a period ranging from 20 to 37 weeks. After this period, the coarse tailings still leached fluoride concentrations slightly above MDDEFP’ surface water resurgence criteria. As a result, the leachable classification of the coarse tailings was confirmed.

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Based on their leachable classification, the tailings that will be generated during the operation phase of the project will have to be stored in a facility designed to meet the MDDEFP’s level A groundwater protection level, that is a maximum percolation rate of 3,3 l/m2/day. As described in item 18, this maximum percolation rate will be met by the combination of a natural clay layer present at the chosen TSF location and of the construction of an impermeable trench around the facility. This strategy will prevent vertical and horizontal migration of any leached element in the groundwater outside the TSF limits.

Waste Rock

Considering the chosen mining method (block caving) the future Niobec activities will not generate a significant amount of waste rock. In fact, it is expected that the only waste rock that will be generated will originate from the mine shaft sinking activity and will only be composed of the limestone layer overlying the carbonatite, with potential traces of shale. It is estimated that the amount of waste rock will be about 25,000 tonnes. This waste rock was characterised and classified as per the MDDEFP’s Directive 019 guidelines. The waste rock was classified as not acid generating, non-leachable and low risk. As a result, it will be valorised in situ and used in the various water ponds and drainage ditches.

Slag

The slag that will be generated by the conversion process was characterised by Niobec and external laboratories. The slag is classified as leachable, mostly for elements such as aluminium and fluoride, and radioactivity. However, the slag’s leachate is not classified as being radioactive.

20.4.5    Water Management

Water management is a key environmental and social aspect of the Niobec expansion project. As discussed in item 18, the freshwater required for the milling process will be drawn from the Shipshaw River, as it is the case with the current Niobec operation.

Recycled water will also be used in the milling process and will be generated at the fine tailings thickener and will be stored in the recycled water pond located south of the existing TSF 1. If the water level gets too high in the recycled water pond, which is not expect to occur unless extreme weather conditions prevail, the excess water would overflow into the Bras-Cimon Creek.

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Mine water will be pumped at the surface, first to the mine water pond, and then to the tailings storage facility along with the coarse tailings. Prior to be pumped to the TSF, the mine water will be treated to remove radium-226 (Ra-226), using barium chloride. The resulting Ra-226 precipitate will accumulate as sludge in the mine water pond.

As the fine and coarse tailings send to the TSF still have a high water content, the TSF will act as a large pond. As the TSF’ dikes will be built to be very permeable, water will exfiltrate from the TSF into collection ditches. The water collected in these ditches will flow naturally into the collection pond, located East of the TSF. Water will also be removed from the TSF using barges / pumps and will also be directed to the collection pond. If the water level gets too high in the collection pond, which is not expect to occur unless the Directive 019’s design flood is exceeded, the excess water would overflow into the Brûlé Lake.

From the collection pond, the water will then be sent to the effluent treatment plant prior to discharge in the Shipshaw River. The discharge point will be located downstream from the freshwater pumping station.

In order to maintain a neutral, or even a positive, water balance in the Shipshaw River, the average amount of water discharge back into the river will be equal or greater than the amount of freshwater drawn. As a result, no decrease in the water level and flow rate is expected in the Shisphaw River due to the Niobec’s future operations.

Drainage ditches will be built around the TSF to divert the surface runoff from the surrounding areas. The water collected by these ditches will be directed to nearby creeks, like the Bouchard creek. As a result, the runoff water coming from outside the TSF limits will not be in contact with tailings and will not be included in the mine water balance.

Similarly, the stormwater runoff at the mill and surface buildings area will be collected by drainage ditches and directed to a stormwater pond. As the stormwater will be directed to the Bras-Cimon creek, it will not be included in the mine water balance.

Figure 20.8 presents the water balance for the full operation phase.

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Figure 20.8: Annual water balance during operation

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Final Effluent Treatment

As the ore milled and the milling process will in essence be the same as with the present Niobec’s operation, the final effluent water quality is expected to be similar as the current final effluent. Calculations made by SNC Lavallin in the tailings geochemical characterization studies also tend to indicate that the future final effluent would be similar to the current situation.

Since the summer 2012, the final effluent of the current Niobec operation is fully compliant with all provincial and federal discharge standards (except in February 2013 where the final effluent failed the Daphnia magna toxicity test). Prior to discharge, the final effluent is treated using an Actiflo® high rate clarifier, supplied by Veolia Water Solutions and Technologies. The Actiflo clarifier (in operation since April 2011) is used to remove total suspended solids (TSS) from the Niobec’s effluent. The clarifier is typically shut down in the winter months, when treatment is not required to meet the applicable discharge standards.

As a result, it is again expected that the only water treatment required to meet the present REMM’s and Directive 019’s discharge criteria will be the removal of TSS. Three different but similar water treatment trains have been identified and compared by SNC Lavalin. It is likely that the Actiflo® treatment process or a similar process will be used for the expansion project. The final water treatment choice will be made at the detailed engineering stage of the expansion project.

If the REMM’s and/or the Directive 019’s discharge standards were to change, or if more stringent discharge standards specific to the expansion project were imposed on Niobec, complementary water treatment stages may be required during the course of the expansion project.

20.4.6    Hydrogeological Modelisation Studies

During feasibility, a new complementary and more detailed hydrogeological study was conducted in 2013 by Hydro-Ressources and Genivar. Figure 20.8 shows the geographical limits of the groundwater flow model developed by Hydro-Ressources and Genivar.

The key findings of the Hydro-Ressources / Genivar modelisation study are the following:

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•

In the area of the future tailings storage facility, the flow of groundwater in overburden will be little affected by the TSF. Ditches arrangement on the periphery of each of the phases will be able to recover the water that will percolate through the sand horizon at the base of facility. In the beneath clay horizon, the flow is negligible;

•	The model simulations indicate that in the early operating years by the method of block caving (5-10 years), the water flow from carbonatite into the mine will be of the order of 127 m3/h;

•

The model simulations of the mine show varying results in terms of pumping rate between 1,500 m3/h and 2,700 m3/h, with the different simulated scenarios (final depression or limestone dewatering). But all these scenarios show that the extent and associated value with drawdown are similar or approximately the same as the limestone dewatering; the extent of the drawdown zone reaches the limit of the model, the side of the Caribou River. In this sector, the simulated drawdown is of the order of at least 3 m. Available geological data suggest that the extension of limestone east of the Caribou River would be limited, which could have an influence on the extent of drawdown caused by the operations of the mine. The rock in this area is crystalline in nature, and therefore possibly less permeable. The extent of drawdown could possibly be limited to contact between the two rock types. It is expected that the drawdown will not reach the sand aquifer located at the east of the Caribou River. This granular aquifer is the main source of potable water of the municipality of Saint-Honoré. Also, the private properties located around the mine site are all connected to the municipal water network. The water supply of these properties should not be affected by the drawdown;

•

The model simulations indicate that the drawdown caused by the subsidence area will also affect levels groundwater in the surficial horizons. Simulations under transient conditions indicate that the maximum extent of drawdown in the clay horizon is reached after three years of operation.

It must be noted that Hydro-Ressources and Genivar recommended in the hydrogeological study report that pumping tests in the limestone layer overlying the carbonatite are required to confirm and validate the groundwater model discussed above. As a result, the impacts described above must be considered as being unconfirmed yet.

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20.4.7    Air Emission Modelisation Study

An air emission modelisation study was conducted in 2013 by Genivar. The model developed assessed the potential impacts on air quality emissions of particulate and gaseous compounds emitted by mining and processing operations at the mine site. The model was also used to identify mitigation measures that could minimize the impacts, if required. Figure 20.9 presents the air modelisation domain used.

Figure 20.9: Air modelisation model

For all scenarios, the modeling results indicate that the air quality standards will be met at all times for metals, carbon monoxide and sulfur dioxide. As for total and fine particles, the results indicate that exceedances could occur near the limits of application of the MDDEFP regulation but for no more than one day per year, and for all modeled scenarios. As for nitrogen dioxide, the model results indicate that the air quality standards would be met more than 99.995% of the time and that exceedances may occur for no more than two hours during a five year period. Radon emissions were also considered, based on the calculations provided by SENES, and was found to be negligible in the air around the mine exhausts.

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20.4.8    Community Information and Consultation Strategy

Considering that the expansion project will take place in a well organised and municipal territory, and considering that there are a number of residents living close to the current mine operations and to the location of the future surface infrastructures, Niobec developed and implemented an extensive community information and consultation strategy very early in the project development phase.

This section provides an overview of this strategy and provides an assessment of the potential social feasibility or acceptance of the project.

Niobec social history in Saint-Honoré

The ongoing development of Niobec is a source of jobs and significant economic benefits for the municipality of Saint-Honoré and the region of Saguenay – Lac-Saint-Jean. Historically, the media mostly covered work accidents at Niobec, but this trend has decreased in recent years and the press coverage has become much more positive.

Citizens living near the facilities have voiced grievances about past and current operations. These concerns relate mainly to traffic, noise, vibration, light pollution and dust. Lately, the number of complaints has constantly reduced due to an enhanced and optimized complaint management system.

Niobec contributes to the community through a number of activities, including Saint-Honoré dans l’vent festival and the Tour du Lac pour le Burkina Faso et l’Équateur cycling event. For several years, the contribution of Niobec was little mentioned, but it has been communicated steadily in recent years and the company’s recognition is growing among its stakeholders. Since 2012, Niobec supported more than 200 community projects or activities through its donation and sponsorship program.

Justification and consultation about the project’s Components

Since 2011, Niobec consults its stakeholders in order for the expansion project and its main components to meet social expectations and concerns. Consultations were conducted mainly about the choice of mining method in which the Block caving method received a positive response. Since the announcement of the mining method, Niobec carried on consultation on its

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technical operations, the location of the TSF, the road to the future facilities and the location of the infrastructure. Niobec’s whole decision-making process has allowed for stakeholders involvement.

Communication and consultation activities

The Community Relations team conducted several activities with the public, in which they made sure to record and consider stakeholders’ concerns. The following Figure 20.10 shows the dynamics between the consultation mechanisms in place since 2011. The two main mechanisms gather many stakeholders, who delegate the treatment of specific issues to smaller working groups. Here are a few public communication activities held since 2011:

Figure 20.10: Information and Consultation Mechanisms

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Here are a few public communication activities held since 2011:

•	More than 80 meetings with stakeholders;

•	7 meetings with the Municipality-Company Round-Table;

•	More than 20 meetings with the Comité du milieu (Local Affairs Committee);

•	Release of 3 factsheets and 3 newsletters;

•	Participation in every public council meetings in Saint-Honoré;

•	Ongoing updates on Niobec’s website;

•	Publication of the Guide and best practices for a harmonious acquisition and compensation process, in collaboration with this working group;

•	Pre-consultation with the Comité du milieu (Local Affairs Committee) on the environmental impact study and publication of six factsheets;

•	Pre-consultation on the environmental impact study with employees, local population, citizens neighboring Niobec and environmental groups.

Specific issues for the neighborhood

The analysis of social concerns identified specific issues considering Niobec’s current operations and expansion project. This led to the identification of numerous mitigation measures intended to address these concerns and promote the harmonious integration of the project. Here are a few examples:

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Table 20.3: Analysis of social concerns

Issues	Concerns about current operations	Actions taken by Niobec	Concerns about the expansion project
Social	• Nuisances (dust, traffic, noise, vibration, light)	• Implementation of the nuisance management system and the complaint management system	• Health and Safety • Aboriginal Nation consultation • Road use

Economic	• Private property sales	• Development and implementation of the acquisition and compensation process	• Local economic benefits • Local employment

Location	• Agricultural land use • Recreational and sports activities	• Creation of the agriculture working group • Consultation with the snowmobile and quad club	• Agricultural land use • Recreational and sports activities • Impact on landscape

Governance	• Management of communication and information • Negociation techniques • Private life and private property • Municipality implication

•   Creation of the Comité du milieu (Local Affairs Committee)

•   Application of the Guide and best practices for a harmonious acquisition and compensation process

•   Creation of the Municipality-Company Round-Table

• Management of communication and information • Transparency

Environmental	• Water quality and water supply • Air quality	• Change in the water source	• Environmental impacts

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Local economic and politic context

The local economic context is favourable to the implementation of Niobec’s expansion project. While the Saguenay – Lac-Saint-Jean experiences a significant increase in the unemployment rate and several major regional projects are jeopardized or abandoned, Niobec’s project would foster job creation and economic vitality for the region. It would maintain 490 existing jobs, create 170 new ones and generate significant direct and indirect economic benefits for the next 40 years.

The recent municipal elections, on November 3, 2013, raise few concerns regarding social feasibility of the expansion project. Saint-Honoré’s new mayor was part of the previous municipal council and is familiar with the project. He has been a member of the Municipality-Company Round-Table for two years. The main town of the region, Saguenay, has re-elected the mayor who has been in office for several years now. His administration is favourable to Niobec’s project and nothing indicates this position could change.

The regional administration, the RCM Fjord-du-Saguenay, has recently accepted Niobec’s request for modification of the land use planning, conditionally to the acceptance of the other relevant jurisdictions, such as the provincial government. This would allow Niobec to acquire public lands for its project. Since all RCM mayors say they support Niobec’s expansion project, it is not considered as a potential risk.

At a provincial level, government could call for new elections. However, it is unlikely that they would occur before spring 2014. The conclusion of provincial elections should have little impact on the project, every main political parties being in favor of its realization.

Local social context

Although Niobec had maintained, in the past, a tenuous relationship with the local community, in recent years the company has put in place a series of communication channels to facilitate the establishment of a solid and sustainable relationship. The opening of the Community relations office and the implementation of the Community Relations team were significant events in the process of enabling the development of a genuine connection between Niobec and the community. Niobec has demonstrated openness and transparency in its interventions within the community, which fostered the trust of the local people.

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Although there are concerns about the project, no opposition movement has been identified or voiced in the community. The trust established will have to be maintained through the continuation of these efforts, as social acceptability of a project remains fragile.

Aboriginal consultation

Niobec consulted various documents and organizations for a better grasp on Aboriginal land use, the rights involved and the potential effects of the project on these rights.

Verifications with Aboriginal Affairs and Northern Development Canada (AANDC), Aboriginal Affairs from Ressources naturelles Québec and Direction du Territoire de la Première Nation Pekuakamiulnuatsh Takuhikan helped determine that the project and the study area were part of the Nitassinan, the ancestral land of the Innu Nation from Mashteuiatsh.

Pekuakamiulnuatsh Takuhikan’s administration has a partnership approach and wishes to reconcile preservation of traditional practices with the economic development of the region, hence has several institutions focused on entrepreneurship and socio-economic development. Those key elements allow Niobec to anticipate positive results from the aboriginal consultation for both the Innu community and the company. Four meetings have been held in 2012 and 2013 in order to initiate dialogue and consider the community’s concerns in developing Niobec’s expansion project, in which perspective, more meetings are expected.

Researches have helped Niobec establish a portrait of the ancestral land use in its study area, but it remains difficult to assess the current aboriginal land use. Several factors, however, assert that the potential of current land use remains low in the project area.

The Council voiced concerns about two areas that would require special attention in terms of heritage value. Niobec thus intends to discuss with the Council in order to clarify the archaeological potential.

The current consultation will therefore be established on the basis of maintaining good relations and cooperation with the community in order to mitigate the general impact of the project and include the Innu community in discussions about the project’s socioeconomic impacts.

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Metis community

There are two main Metis groups in Saguenay – Lac-Saint-Jean:

•	Communauté métisse Domaine-du-Roy et de la Seigneurie de Mingan

•	Clan métis Centre-Nord du Saguenay et des Terres rompues

Niobec considers Metis are part of its stakeholders and a dialogue has been established with these communities to hear their concerns.

Review of the potential social mobilisation

An analysis of potential stakeholders and their involvement in Niobec’s expansion project was performed. Each intervention level, from local to regional, provincial and national, has specific characteristics.

It is found that the dynamics between regional actors seems well developed and is a factor that would facilitate rapid mobilization in the event of a common position on a project. Figure 20.11 below illustrates this dynamic.

Even though provincial groups haven’t taken a clear position yet, one must consider that they are well informed and well aware of the issues related to the mining sector. An analysis of the degree of influence and the degree of mobilization of each stakeholder category highlighted groups that were most likely to express their interest in the project. Niobec currently uses these results to prioritize its actions to reduce any social risk.

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Figure 20.11: Local stake holders dynamics

Analysis for the project’s social feasibility

After analysis, it appears that the conditions are met to gain and maintain social feasibility, if Niobec carries on its efforts in communication and dialogue with the community. In fact, people actually recognize that Niobec works towards minimizing potential impacts locally and maximizing economic benefits generated regionally. Since the project was announced, the company has ensured implementation of the best practices in social and environmental terms, including the acquisition and compensation. The absence of social opposition, to date, also suggests that the project is socially feasible. Niobec and the Comité du milieu seem determined to collaborate and make the necessary efforts to ensure that the project fits into its social environment and that all stakeholders come out as winners on completion of this project.

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20.5    Highlights of the Environmental and Social Impact Assessment (ESIA) Report

The ESIA study was conducted in 2012 by Genivar. This consultant has a long experience in conducting ESIAs in Québec, especially for mining projects. Genivar followed the general environmental assessment framework accepted by the government agencies and the specific guidelines provided by the MDDEP and the CEAA for the Niobec expansion project. The impact assessment methodology used by Genivar is described in details in the ESIA report. The main environmentally sensitive components potentially impacted by the expansion project are shown in Figure 20.12.

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Figure 20.12: Synthesis of sensitive elements

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The ESIA study presents all the potential impacts, negative or positive (benefits), expected to result from the construction, the operation and the mine closure phases. In the ESIA, all potential impacts were assessed based on criteria such as the environmental or socio-economic of the impacted component, the degree of the expected disturbance or benefit, the intensity, scope and duration of the impact, the probability of occurrence and the reversibility of the impact. The relative importance of the residual impact, that is the impacts remain even if mitigation measures are implemented, is classified from “no impact” to “very high”.

All the potential impacts associated with the expansion project are discussed in great detail in the full ESIA report, currently available on the Canadian Environmental Assessment Agency website (www.acee.gc.ca).

For the Niobec expansion project, no impact associated with the construction, operation of mine closure phase was classified as high or very high. The most significant impacts, that is those classified as of medium importance, are presented in Table 20.4.

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Table 20.4: Most significant negative and positive impacts associated with the construction and operation phases

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The most significant negative impacts that could result from construction and operation phases of the expansion projects are the following:

•	Acquisition of private properties and the associated social and human impacts;

•	Destruction of 650 ha of wetlands;

•	Modification of the groundwater flow around the Block caving area and associated draw down of the water table;

•	Deposition of tailings in a small unnamed creek considered as fish habitat and loss of about 3,500 m2 of fish habitat;

•	Habitat loss for one floral species at risk;

•	Increase in the land surface occupied by Niobec;

•	Increased risk of sensitive clay liquefaction and landslide around the TSF and the Block caving area;

•	Increase in the noise level close to the new infrastructure site;

•

Potential housing pressure in Saint-Honoré and neighbouring municipalities and the amendment of land use for residential purposes on a stretch of the Hôtel-de-Ville Street that may affect the use of land and resources.

Numerous mitigation measures will be implemented to eliminate, minimize, control or monitor these impacts and risks. All of the planned mitigation measures that will be implemented by Niobec are described in great detail in the full ESIA report. It should be noted that other mitigation measures may be identified during the environmental assessment and public consultation processes. Some of the key mitigation measures that will be implemented are the following:

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•

Private properties acquisition process designed with and approved by the Local Affair Committee before the negotiation process starts. The process is based on values set out by the Local Affair Comitte (Comité du milieu): fairness – equity, mutual respect, trust, transparency;

•	All individual private properties acquisition processes conducted as per the guidelines set out by the Local Affair Committee;

•

Through the acquisition process, implement a buffer zone around the expanded Niobec property to make sure that no house would remain within the area where the noise level may generate discomfort for residents;

•	Implementation of wetland loss compensation program (described later in this chapter);

•	Relocation of floral species with a special status to a similar habitat located nearby;

•	The block caving mine development will be conducted in phases which will limit the short term impact on the groundwater level draw down;

•	Construction of a new access road before the main construction activities begin to minimize the traffic nuisance on the Hotel de Ville street;

•	Mine ventilation fans will be configured for a maximum noise level of 80 dBA at 1 m;

•	Implement the risk management and monitoring measures that will be identified by the panel of expert on sensitive clay and soil stability set up by Niobec;

•

Construction and operation of the TSF in 4-5 phases to limit the short term wetland destruction and habitat loss and to allow for progressive restoration of each phase during the course of expansion project;

•	Progressive restoration of the external slopes of each TSF phase during this phase’s operation period and the use of water trucks to minimize dust emission at the TSF;

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•	During the construction and operation phases Niobec will monitor the air quality, noise level, hydrogeological regime and vibrations to confirm that the modelisation studies are still valid;

The expansion project will also have numerous benefits. The most significant benefits associated with the construction and the operation phases are the following:

•	Significant job creation (170+) and job preservation for a long period (40+ years);

•	Significant economic benefits for the local, regional and national suppliers, which will promote the regional population and economy;

•	Significant economic benefits for the local, provincial and federal governments;

•	Improving the economic security of the population, increasing the value of buildings, improvement of business, community and municipal services which will enhance the quality of life.

To maximize the potential benefits associated with the construction phase, Niobec will priories the use of companies based near the project when the call for tenders occurs and expertise and price are competitive.

The most significant negative impacts associated with the mine closure phase are the following:

•	Job losses;

•	Reduction of purchases in the region and the potential devaluation of buildings that can affect the population and regional economy;

•	Deterioration of social cohesion during the closure period of the mine complex that can affect the social structure;

•

Modification of the physical and psychological well-being of the population as well as jobs loss and reduction of purchases in the region, the possible deterioration of the economic security of households and the reduction in services to the community that may affect the quality of life.

To minimize these impacts on human environment, the main mitigation measures that are specific to the closure phase are the following:

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•	Niobec will notify as early as possible the surrounding communities of the cessation of activities at the Mine;

•	Throughout the life of mine, Niobec will continue exploration work to renew reserves and mineral resources of niobium in order to extend the LOM, and to potentially diversify its revenue sources.

The main benefit for the human environment associated with the mine closure phase is the return of the project area to a rural land use.

20.6    Environmental Monitoring Program

The current Niobec operation has developed an extensive environmental program which includes environmental aspects such as effluent quality, noise, air and dust emissions. Subsequent to the implementation of the expansion project, Niobec will adjust current monitoring programs to take into account the new elements brought into each of the planned phases (construction and operation) with a more specific emphasis on the operating and closure phases (post-operation and post-restoration).

The updated environmental monitoring will ensure compliance with the mitigation and compensation measures, the conditions set out in the permits, the proponent commitments outlined in various documents as well as the requirements of relevant laws and regulations.

The environmental monitoring program will identify and document any changes in the environment as compared to the original reference state (whether or not related to the project), to verify the impact assessment and evaluate the effectiveness of mitigation or compensation.

The updated environmental monitoring program will focus on the following environmental aspects:

•	Tailings storage facility (TSF) management: stability, groundwater and water level in the pond, and revegetation;

•	Final effluent quality;

•	Groundwater quality;

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•	Environmental noise level;

•	Vibrations;

•	Air emissions, including dust emissions from the TSF;

•	Air quality in the underground complex;

•	Flow rates and pressures in the freshwater and effluent pipes;

•	Social environment;

•	Biological environment: aquatic and avian wildlife and wetlands.

Environmental monitoring during the post-closure phase

Following the complete closure of the Mine, an environmental surveillance and monitoring program will be implemented in the post-closure phase. This program will verify the anticipated impacts and ensure the proper functioning and success of the implemented restoration plan. The post-closure monitoring programs will focus on the following aspects:

•	Stability of the tailing storage ponds and water ponds;

•	Surface water and groundwater quality;

•	Effectiveness of revegetation.

20.7    Preliminary Compensation Projects

Compensation programs will need to be provided to and approved by the MDDEFP and DFO for the expected fish habitat loss and wetland loss associated with the expansion project.

Fish Habitat loss compensation program

Sustainable development concerns and the need to meet the provisions of the Fisheries Act resulted in site optimization efforts intended to avoid, as much as possible, sensitive elements of the environment such as the study area’s watercourses and water bodies. Despite these efforts and even if the associated impacts are classified as being low or very low, the expansion project will cause permanent destruction of fish habitat in small unnamed creek, mostly

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through the construction and operation of phase 2 of the tailings storage facilities. In general, the creek impacted is a slow stream of small size (less than 2 m wide on average). The substrate is dominated by clay and sand, with an accumulation of organic matter. Therefore, by its characteristics, the creek has a low value as habitat for brook trout. An area of about 3,500 m2 of fish habitat will be affected by the gradual development of the tailings facility.

The implementation of a compensation project is required under the Fisheries Act. The objective of this project is to achieve no net loss of the productive capacity of fish habitat. The extent of the fish habitat loss compensation program will be confirmed in the next few months, based on discussions with DFO. The objective of this project is to achieve no net loss of the productive capacity of fish habitat. The fish habitat rehabilitation project currently conducted by Niobec in the Bras-Cimon creek may be included in the compensation program.

The results of a preliminary study demonstrate that an improvement project in Bras-Cimon Creek, which until recently received effluent from the Niobec mine, could compensate for fish habitat losses. This compensation project, located in the same watershed as the affected streams, will include physical improvements (cleanup, spawning ground, sill, shelters and ditches) as well as the partial relocation of the Brook Trout population from the area that will be affected by the project. The restoration of Bras-Cimon Creek will return a portion of the streams to its natural state and create attractive conditions for the survival of Brook Trout. The ecological value of the replacement habitat will be similar or higher than that of the affected habitat.

The compensation plan will be presented to government authorities for approval in 2014.

Wetland loss

During the design stage of a project that is likely to affect a wetland, the MDDEFP and various federal authorities encourage the use of the mitigation sequence “AVOID-MINIMIZE-COMPENSATE”

The objective of the compensation aims to mitigate the unavoidable residual losses, while considering the area and lost ecological functions. The four measures of compensation include restoration, ecological enhancement, creation and protection.

Based on the extent of the wetland loss, a wetland compensation program will be required by the MDDEFP. The extent of the wetland loss compensation program will be confirmed in the

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next few months. A working group involving environmental protection NGOs and the farmers union (UPA) has been set up to develop a compensation program which meets the MDDEFP’s requirements and is deemed feasible and acceptable for the community.

As the surface areas affected are large, it would be difficult to compensate for the whole surface area in a single project. The compensation plan measures must include several projects subscribing to an overall strategy to compensate of the losses associated with the expansion project.

As stated earlier, there are numerous and large wetland complexes in the study area, especially bogs. Some of them are located on properties already or in the process of being acquired by Niobec. Some parts of these territories need to be protected and there are opportunities to enhance their ecological values by improvements that could increase their productivity. These wetlands represent interesting avenues to integrate into the compensation plan and the global strategy has already been discussed with the government agencies.

Based on the comments provided by the working group, a draft compensation plan was presented to the MDDEFP in November 2013. A final compensation plan will be submitted to the MDDEFP at a later stage of the environmental assessment process in 2014.

20.8    Mine Closure Plan

The Niobec mine has been exploiting the niobium deposit since 1976. A plan to ensure the restoration of the land affected by mining was introduced in 1994 to comply with the new provisions under the Ministère de l’Énergie et des Ressources du Québec. The latest version of the Niobec closure plan was approved in September 2009. A review will therefore have to be submitted before September 2014. A preliminary version of the updated mine closure plan is included in the ESIA report. The key mine closure activities are described below.

Site security and safety

All surface openings such as mine and ventilation shafts will be sealed and covered with topsoil. The subsidence and the influence zones will be fenced off. These zones will not be filled and will be left as is.

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Hazardous waste management and disposal

Before dismantling the various buildings, a site survey will be conducted by a specialist to determine whether hazardous waste, asbestos or radioactive material is present. If such material is present, an action plan will be developed to decontaminate the material. All hazardous waste will be disposed of in an authorized facility.

All fuel, oil, propane and chemical storage tanks and all distribution lines associated with these tanks will be emptied, purged and decontaminated before being sold or disposed of in an authorized facility.

Building and equipment dismantling

At the end of mine life, all surface buildings will be dismantled, unless judged still useful for the host community. A dismantling strategy aiming at re-using, recycling or valorizing the equipment and building material will be developed and implemented.

All aboveground service lines such as phone lines, power lines and electrical equipment will be dismantled and sold to be re-used or recycled. The services buried more than 1 m deep will be left in place.

All access roads and trails will be revegetated, unless considered as still useful by the host community.

Water ponds

At the end of the mine life, all water ponds will be filled with topsoil and rock material. The pond dikes will be graded and the whole surface will be revegetated. For environmental monitoring purposes, the collection pond may not be filled as early as the other pond, in order to monitor the quality of the runoff water coming from the closed TSF.

Tailing storage facilities

It is planned to initiate progressive revegetation of the exterior slopes of the tailings pond as early as year 1 of the deposition of tailings. Subsequently, once a TSF phase is completed, the upper part of the deposition area will be revegetated or converted to forestry or agricultural use. As a result at the end of the mine life, most of the TSF will have already been revegetated and closed off.

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At mine closure, tailings will be deposited in the middle of the last TSF phase. The top surface of the TSF will then be graded and revegetated. Drainage ditches on the external slopes of the TSF will be constructed to direct the surface runoff to the existing ditches and nearby creeks.

Mine closure plan costs

The mine closure costs were estimated using 8% of the mechanical equipment installation hours. These figures were derived from previous site dismantling exercise. The work should take one year and was budgeted at $30 M.

Post-closure site release

When the restoration work has been completed under the approved plan, and the site no longer presents a risk of mine acid drainage and is secure, the MRN consult the MDDEFP and will issue a certificate to indicate that the company is released from its obligations. The same release is granted if a third party agrees to assume the restoration obligations.

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21 CAPITAL AND OPERATING COSTS

The following section presents all the elements used during the financial evaluation: income, capital and operating costs. The majority of costs were evaluated in Canadian dollars and converted when necessary.

21.1 General Assumptions

All the scenarios presented in this document were prepared based on the following assumptions:

Exchange rate	2013 to 2016	= US$1.00 = C$1.05
	2017+	= US$1.00 = C$1.10
Metal price	2014	= US$40.25/kg Nb
	2015	= US$41.00/kg Nb
	2016 - 2017	= US$43.00/kg Nb
	2018+	= US$45.00/kg Nb

Production	Approximately 2.4 Mtpy for the transition period and 10 Mtpy thereafter.

Recovery

Mineral processing	Variable depending on the head grade based on historical curve and processed low grade bulk sample.
Conversion	Fixed at 96.5% with the existing and the new converter.

Marketing and transport fees	Based on current terms and agreement.
Working capital & Inventory

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Working Capital	$42 M in 2018 and $32 M in 2019
Inventory	$11 M in 2018 and $11 M in 2019

Reclaiming & Closing Costs	$10 M in 2028 for the existing site and $30 M at the end.
Labour
Hourly	based on the 2013 terms of current collective agreement.
Clerical	based on the 2013 terms of the current collective agreement.
Staff	According to wages and benefits currently in force at the site.

21.1.1    Production

The production during the transition period is based on the long term plan of the Niobec mine. Under this plan approximately 2.4 Mtpy should be processed over the next few years. The annual production in the study was set at 10 Mt. The purpose of this tonnage is to reach a production level corresponding to 15% of the world market of niobium. The market share of 15% represents what IAMGOLD believes it can provide without creating a global surplus or generating a price war with its competitors.

21.1.2    Working Capital

The working capital required for the project was established in considering the increase of production (sales) beginning in 2018 and 2019, met of the increase of payables. Idem for the inventory level.

21.1.3    Closing Costs

Closing costs include the two following items: closing of the existing mine, estimated at $10 M, and closing of the new installation, estimated at $30 M.

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21.2    Capital Expenditures

Table 21.1 describes the capital expenditures of the expansion evaluated in this study. The base case represents the current operation, mainly requiring only replacement capital. For the Block caving option, there are surface capital costs which include the new infrastructures, the mill and the converter. Mine capital includes: the initial costs of mining equipment, development and mining infrastructures. Replacement capital includes the same elements as in mine capital, but for subsequent years when annual production would reach 10 Mt.

Table 21.1: Capital and sustaining estimates summary

Capital (M CDN$)	Base Case 2.4 Mt	Block Caving 10 Mt
Surface Capital	—	1,261
Mine Capital	—	535
Sustaining Capital	412	1,060

Total	412	2,856

Table 21.2 to Table 21.4 show respectively the project capital, the sustaining capital and the total capital. The project capital includes all the capital required during the 2013-2018 period except the transition capital. The sustaining capital includes the transition capital as well as the estimated capital required for 2019 onward period.

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Table 21.2: Capital - Block caving (C$ 000) – Project

IAMGOLD Corporation
Niobec CANI-4 BLOCK CAVING	CDN$
Capitalized - Project
Existing Mine
Deferred Development Transition
Sustaining Capital Transition
Project
Studies (Feasibility)		8,966
Exploration		—
Shaft		74,900
Deferred Development		129,167
Deferred Development - Slag		6,556
U/G Stationary Equipment		27,877
U/G Constructions		84,790
Technical Equipment		13,355
Current Mine Dismantling		1,934
Indirects		24,154
Contingency 10%		36,273
Management fees (4%)		16,500
Surface Mobile Equipment		1,792
Surface Mobile Equipment - Capital Parts		188
Surface Mobile Equipment - Rebuilt		513
U/G Mobile Equipment		50,173
U/G Mobile Equipment - Capital Parts		5,759
U/G Mobile Equipment - Rebuilt		3,290
Mill Equipmennt - Sustaining		—
Sustaining Tailing		—
Progressive reclaiming		—
Surface Construction		—
Water (Fresh & Recycled)		100,364
General (Road, Access, Parking)		56,993
Infrastructures		34,871
Mine		151,454
Tailing		93,222
Mill		402,782
Converter		73,308
Power Distribution		16,385
Construction Indirects		181,028
Management fees (4%)		46,852
Construction Contingency		104,164
Residual Land Acquisition		3,375
Transfer from operation		45,146

Total Capex		1,796,132

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Table 21.3: Capital - Block caving (C$ 000) - Sustaining

IAMGOLD Corporation
Niobec CANI-4 BLOCK CAVING	CDN$
Capitalized - Project
Existing Mine
Deferred Development Transition
Sustaining Capital Transition
Project
Studies (Feasibility)		—
Exploration		4,526
Shaft		—
Deferred Development		97,959
Deferred Development - Slag		6,541
U/G Stationary Equipment		27,095
U/G Constructions		43,936
Technical Equipment		3,812
Current Mine Dismantling		936
Indirects		17,597
Contingency 10%		—
Management fees (4%)		—
Surface Mobile Equipment		13,761
Surface Mobile Equipment - Capital Parts		2,738
Surface Mobile Equipment - Rebuilt		3,593
U/G Mobile Equipment		189,534
U/G Mobile Equipment - Capital Parts		46,125
U/G Mobile Equipment - Rebuilt		69,318
Mill Equipmennt - Sustaining		323,000
Sustaining Tailing		146,475
Progressive reclaiming		11,000
Surface Construction		—
Water (Fresh & Recycled)		—
General (Road, Access, Parking)		—
Infrastructures		—
Mine		—
Tailing		—
Mill		—
Converter		—
Power Distribution		—
Construction Indirects		—
Management fees (4%)		—
Construction Contingency		—
Residual Land Acquisition		—
Transfer from operation		—

Total Capex		1,060,153

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Table 21.4: Capital - Block caving (C$ 000) – Total

IAMGOLD Corporation
Niobec CANI-4 BLOCK CAVING	CDN$
Capitalized - Project
Existing Mine
Deferred Development Transition		861
Sustaining Capital Transition		51,344
Project
Studies (Feasibility)		8,966
Exploration		4,526
Shaft		74,900
Deferred Development		227,126
Deferred Development - Slag		13,096
U/G Stationary Equipment		54,972
U/G Constructions		128,726
Technical Equipment		17,167
Current Mine Dismantling		2,870
Indirects		41,751
Contingency 10%		36,273
Management fees (4%)		16,500
Surface Mobile Equipment		15,553
Surface Mobile Equipment - Capital Parts		2,926
Surface Mobile Equipment - Rebuilt		4,107
U/G Mobile Equipment		239,707
U/G Mobile Equipment - Capital Parts		51,884
U/G Mobile Equipment - Rebuilt		72,608
Mill Equipmennt - Sustaining		323,000
Sustaining Tailing		146,475
Progressive reclaiming		11,000
Surface Construction		—
Water (Fresh & Recycled)		100,364
General (Road, Access, Parking)		56,993
Infrastructures		34,871
Mine		151,454
Tailing		93,222
Mill		402,782
Converter		73,308
Power Distribution		16,385
Construction Indirects		181,028
Management fees (4%)		46,852
Construction Contingency		104,164
Residual Land Acquisition		3,375
Transfer from operation		45,146

Total Capex		2,856,284

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21.3    Construction Costs

The project’s cost estimation followed a process adapted from Runge Pincock Minarco and Holt for a feasibility study. The accuracy of the estimate is ±15% and a contingency of 10% is applied to the estimate. All construction costs are expressed in Canadian dollars.

21.3.1    Estimate Assumptions

According to the rules set out at the beginning of the project, all the estimates are based on the following assumptions:

•

Request for budgetary price were issued to estimate major equipment cost. Transportation cost were estimated and included in the total project’s capital cost. For bulk material, such as structural steel, piping, wiring and other bulk material, cost was estimated from material take off;

•

Technical specifications for all mechanical and electrical equipment were prepared and provided to a minimum of two suppliers to establish budgetary prices. The specifications were created with data and diagrams of the process as well as the design criteria established for all discipline;

•	All technical specifications are kept in estimate files to be used in the future;

•

The tenders sent by the suppliers were analysed in order to select the price used in the estimate spreadsheet. All estimates for material were based on the lengths and the quantities taken from the drawings of the general arrangement throughout the study. The estimates include concrete, structural steel, architecture, ventilation, fire detection and protection system, wiring, electrical support, piping of any type as well as instrumentation and controls;

•	All prices were compiled in the currency of the tender. For this reason, the majority of prices are in Canadian dollars;

•	Labour estimates were based on the union rates of Québec. A productivity factor of 1.4 was used for the plant and 1.0 for the headframes.

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21.3.1.1    Data Source

Equipment prices are based on tenders received from selected suppliers. Wherever possible, suppliers near Niobec were called upon to provide estimate, in order to represent real prices during construction. Several small pieces of equipment were estimated using recent prices of similar projects.

21.3.1.2    Contingency

Contingency was applied to each estimate by using the established estimate assumptions. Contingency was applied to the equipment, the material and the labor.

As specified at the beginning, based on the level of engineering of the study, with the diagrams of procedure and general arrangement, a ±15% precision level was reached. If we compare Pincock’s standards with the present study, the precision could be regarded as slightly more accurate, because approximately 5% of engineering was carried out and was based on several estimates.

21.3.2    Presentation of the Estimate

This study presents an assessment of a caving operation. Based on the estimate assumptions, the costs of construction are set at $1,261 M. This includes the construction of the processing mill and infrastructures, and excludes mining development costs as well as mining equipment purchase and the land necessary for the expansion.

Table 21.5 describes the costs grouped by areas. These estimates include the direct construction costs: labor, material and equipment as well as indirect costs: engineering and construction management.

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Table 21.5: Detail of the construction costs (C$)

Total (000)
Water	100,364
General	56,993
Infrastructures	34,871
Mine	151,454
Tailings	93,222
Mill	402,782
Converter	73,308
Power Distribution	16,385
Indirects	181,462
Management fees (4%)	46,852
Contingency	104,164

Total	1,261,857

The estimate is put together with cost centers that are based on IAMGOLD’s standards and in a format that is ready to be incorporated into Oracle for construction management.

During estimation, the following elements were excluded:

•	Sale and service taxes;

•	Delays due to climatic conditions—wind, rain and winter cold;

•	Time wasted due to demonstrations or blocking;

•	Acts of God.

21.4    Operating Costs

Costs of consumables for this study are based on the costs currently in effect at the Niobec mine. These labour costs will be in effect in 2013 for the two collective agreements (time and clerical) and the current salaries for the staff employees. Different bonus targets have also been used.

Table 21.6 shows the operating costs for the Block caving project.

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Table 21.6: Operating costs - Block caving

Block Caving (CDN$)	Feasiblity
Mining Costs ($/t mined)	7.55
Concentrator ($/t milled)	10.05
Converter ($/kgNb)	3.72

21.4.1    Mining Operating Costs

The average working costs throughout the operation is $7.55 per tonne mined. The details are shown in Table 21.7.

Table 21.7: Summary of operating costs per tonne

IAMGOLD Corporation Niobec CANI-4 BLOCK CAVING	CDN$
OPERATING COSTS
EXPLOITATION
Definition Drilling	0.00
Stope Preparation	0.26
Extraction	1.28
Mine Services	3.57
Maintenance	2.16
Engineering/ Geology	0.37
Transfer to capital	-0.10
Total Exploitation	7.55

21.4.2    Processing Operating Costs

Operating costs were developed from Niobec experience with the actual process and from comparable size operation.

21.4.2.1    Manpower

Manpower requirement for the concentrator, convertor and assay laboratory is summarised in Table 21.8.

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Table 21.8: Manpower

Area	Group	#
Concentrator	Operation	55
	Maintenance – Mechanical	38
	Maintenance – Electrical	13
	Maintenance – General	0
	Clerical & Hourly	39

	Sub-total	145

Convertor	Operation	42
	Maintenance – Mechanical	6
	Maintenance – Electrical	3
	Maintenance – General	0
	Clerical & Hourly	11

	Sub-total	62

Assay laboratory	Operation	0
	Maintenance – Mechanical	0
	Maintenance – Electrical	0
	Maintenance – General	0
	Clerical & Hourly	28
	Sub-total	28

	Total	237

21.4.2.2    Reagents and Raw Material

Reagent costs were based on actual cost and consumption data.

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21.4.2.3    Power

Power consumption was estimated from the installed power. Corrections were made to take into account the inefficiency and utilization factors of the different equipment. Current electricity price was used.

21.4.2.4    Total

Table 21.9 shows a summary of the unit operating cost ($/tonne processed) estimated for the 10 Mtpy expansion project.

Table 21.9: Unit operating costs

CDN$/t
Concentrator	9.74
Convertor	5.48
Assay Laboratory	0.29

21.4.3    General Services

General Services include five areas: General Management, Administrative Services, Human Resources, Health and Safety and Sustainable Development and Procurement. Additional costs associated with the establishment of the Niobec Inc. management corporate team. Chief Executive Officer, Chief Financial Officer and others were not included in this study. The corporate costs in connection with the services rendered by the IAMGOLD corporate team are also excluded.

The total average annual costs of General Services as from 2019 are estimated at $23.6 M. General Management and Administrative Services represent 71% ($16.7 M), Health and Safety and Sustainable Development 11% ($2.6 M), Human Resources 11% ($2.6 M) and Procurement 7% ($1.7 M).

The costs of General Services are mainly directly associated with the number of employees in various sectors and the total number of employees in the operation.

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Under standard operating circumstances Niobec will employ 660 people to operate the mine; General Services will require 67 people.

Figure 21.1: Organization chart – Block caving

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22    ECONOMIC ANALYSIS

The following section presents the cash flow model created to evaluate the Niobec expansion project. No adjustment for future increases in costs or prices of niobium is planned, which means that the financial analysis remains in constant dollars. Cash flows were estimated on an annual basis and exclude any debt financing. This evaluation assumes that the project is independent and is 100% equity financed (“equity financing”). A discount rate of 8% was used to determine the present value of the project. The internal rate of return was used to determine the economic viability. All the amounts are in constant 2013 dollars and expressed in Canadian dollars, unless otherwise indicated.

22.1    Assumptions

The scenario presented in this document was prepared according to the assumptions in section 21.1 and the following:

Tax	Federal 15%

Québec 11.9%

No tax credit or investment incentive was estimated in this study.

Mining Duties	Progressive from 16% to 28%

22.1.1    Metal Price

The price of niobium was fixed at US$45.00/kg Nb for the study. This price is supported by studies conducted by Roskill and by Niobec Marketing Group.

22.1.2    Income Tax

Income taxes are calculated in accordance with the Federal and Québec tax legislation relating to mining companies as at the date of this report. The calculations were reviewed by the tax department of IAMGOLD Corporation. The Federal income tax rate is 15% and the combined provincial income tax rate is 11.9%. Estimates for tax credits or investment incentive are not included in this study. The calculations were reviewed by the tax department of IAMGOLD Corporation. The estimated federal and provincial income taxes account for $2,137 M and $1,693 M, respectively.

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22.1.3    Mining Duties

The Québec Mining Duties are calculated in accordance with Québec Bill 55, which contains amendments to Québec’s Mining Tax Act. Under the proposed legislation which received its first reading on November 12, 2013 progressive mining tax rates ranging from 16% to 28% (replacing the single tax rate of 16%) and a minimum mining tax based on the mine-mouth output value are used. The calculations were reviewed by the tax department of IAMGOLD Corporation. The Mining Duties account for $1,998 M.

22.1.4    Property Taxes

Property taxes were estimated in this study and are part of general administrative costs. This practice is consistent with the methodology currently used at the Niobec mine. In the project assessment, these taxes account for approximately $137 M.

22.1.5    Production

The production during the transitional period is based on the long term plan of the Niobec mine. Under this plan, approximately 2.4 Mtpy should be process over the next few years. The annual production in the study was set at 10 Mtpy. With this tonnage, the intent is to reach a production level corresponding to 15% of the world market of niobium.

22.1.6    Working Capital

The working capital required for the project was established in considering the increase of production (sales) beginning in 2018 and 2019, met of the increase of payables. Idem for the inventory level.

22.2    Work Schedules

In addition, before beginning the construction of the surface infrastructure, a period must be allotted to complete the legal authorisation and permitting processes, which will include public hearings.

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Figure 22.1 shows the construction schedule and the studies required for the scenario of a Block caving underground mining operation. General construction would begin in Q4, 2014.

Detailed engineering should start soon after completion of the study. Some underground development work is currently underway as it is at the critical path to deliver the project on time.

Figure 22.1: Construction and studies schedule – Block caving

22.3    Operating Schedules

Figure 22.2 shows the operating schedule for the underground mining operation.

The excavation of some infrastructure started in 2013. The construction of the shafts must begin towards the Q4 of 2014 in order to fulfill the operating obligations presented in this feasibility study.

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Figure 22.2: Operating schedule – Block caving

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22.4    Cash Flows

The cash flow obtained for the two alternatives was discounted at 5%, 8% and 10%. A rate of 8% was selected as the discount rate used for the final evaluation of the study. The following table shows the results after taxes.

Table 22.1: Discounted cash flows

Discount Rate	CF (M CDN$)
0.00%	10,309
5.00%	3,076
8.00%	1,590
10.00%	1,014

22.5    Internal Rate of Return

The internal rate of return is the result of the difference between the Block caving project and the base case. In other words, the cash flow obtained was deducted from the annual cash flow forecast of the Niobec mine, before calculating the return. The following Table 22.2 shows the return after taxes.

Table 22.2: Internal rate of return

Internal return rate (%)	15.1%

22.6    Sensitivity

A sensitivity analysis of the niobium price shows that the project is relatively robust in a price environment ranging between 40 US$/kg and 50 US$/kg. Figure 22.3 provides the net present value calculated using an 8% discount rate after taxes and mining duties.

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Figure 22.3: Sensitivity Analysis

22.7    Investment Payback Period

Figure 22.4 illustrates the period of time required to entirely repay the investment. Five years would be necessary from the start of the production increase. Three more years would be necessary to reach the same cumulative cash flow than the base case.

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Figure 22.4: Cumulative cash flow after taxes

22.8    Project Financial Summary

The scenario presented shows a robust project under the financial environment reflected in this study. The mine would operate for 45 years at a throughput of 10 Mtpy averaging an annual production of 14.6 M kg Nb.

Net revenues would be $29,848 M over the LOM. The operating costs over the same period would be $10,871 M. Initial capital expenditures of $1,796 M and sustaining of $1,060 M over the LOM would complete the expenditures. A pre-tax cash flow of $16,121 M would be generated. Federal, provincial income taxes and mining duties would respectively account for $2,137 M, $1,693 M and $1,998 M respectively. This would result in a net cash flow after taxes of $10,293 M. At the selected discount rate of 8% this represents a net present value after taxes of $1,590 M.

Table 22.3 shows the results of the Block caving project.

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Table 22.3: Block caving project – Results summary

(M CDN$) Throughput	CANI-4 10 Mt
Tonnes (000)	416,420
Grade (Nb2O5)	0.41%
Recovery	52.7%
Nb Production (000’s kg)	613,028
Mine Life	45
Avg. Production (000’s kg)	14,610
Revenue	29,848
Costs	10,871
Initial Capital	1,796
Sustaining Capital	1,060
Total Capital	2,856
Pre-tax NAV (8%)	2,745
After-tax NAV (8%)	1,590

22.8.1    Detailed Cash Flows

Table 22.4 to Table 22.9 detail the various costs estimated at the time of this study.

22.8.2    Annual Cash Flows

Annual cash flows of the expansion project are shown in Table 22.6 and Table 22.7 (in Canadian dollars) and in Table 22.8 and Table 22.9 (in US dollars)

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Table 22.4: Detailed cash flow – Block caving

IAMGOLD Corporation Niobec CANI-4 BLOCK CAVING	CDN$
		Total
Nb Price (US$/kg Nb) avg.		44.93
Exchange rate (CAN$/US$) avg.		1.10

Tonnes Mined		416,419,651
Tonnes Milled		416,419,651

Grade (% Nb2 O5)		0.41%

Recovery - Mill (%)		52.7%
Yield (kgNb2 O5 /t)		2.18
Concentrate Prod (% Nb2 O5)		908,816,295
Recovery - Converter (%)		96.5%
Niobium Production (kg Nb)		613,028,400
Niobium Sales (kg Nb)		613,028,400

Gross Revenues	72.64	30,247,234
Marketing & Real Costs	0.96	399,162

Net Revenue (000$ Cdn)	71.68	29,848,072

OPERATING COSTS (000$)
Mining	7.55	3,142,771
Milling & Convertion	15.83	6,591,415
Administration	2.42	1,007,028
Total	25.79	10,741,214
$/Tonne Milled		25.79
$/Kg Nb		17.52
US$/Kg Nb		15.94

OTHER EXPENSES (000$)
Reclaiming & Closure		40,000
Salvage Value		(10,000)
Sustainable Development Fund		43,000
Communication		61,234
Transfer to Capital		(4,877)
Total		129,357
OPERATING CASH FLOW		18,977,501
CAPITAL EXPENDITURES		2,856,284
NET CASH FLOW		16,121,217

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Table 22.5: Detailed cash flow – Block caving

IAMGOLD Corporation Niobec CANI-4 BLOCK CAVING	CDN$
		Total
OPERATING COSTS
EXPLOITATION
Definition Drilling	0.00	283
Stope Preparation	0.26	108,125
Extraction	1.28	534,307
Mine Services	3.57	1,487,711
Maintenance	2.16	900,182
Engineering / Geology	0.37	152,196
Transfer to capital	-0.10	(40,033)
Total Exploitation	7.55	3,142,771

Mill
Environment	0.31	130,406
Laboratory	0.29	122,216
Milling	9.74	4,056,106
Converter	5.48	2,282,687
Transfer to capital	0.00	—
Total Mill	15.83	6,591,415

Administration
Adminstration	2.44	1,014,028
Transfer to capital	-0.02	(7,000)
Total administration	2.42	1,007,028

OTHER EXPENSES
Reclaiming & Closure	0.10	40,000
Salvage Value	-0.02	(10,000)
Sustainable Development Fund	0.10	43,000
Communication	0.15	61,234
Transfer to Capital	-0.01	(4,877)
Total Other Expenses	0.31	129,357

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23    ADJACENT PROPERTIES

The growing interest for Niobium and REE minerals in the recent years had generated interest in the general area of the Niobec mine. At the end of February 2010, DIOS Exploration published the discovery of a satellite carbonatite 7 km south of Niobec Mine, the Shipshaw discovery.

At that time the results obtained by DIOS in the Shipshaw carbonatite were only anomalous in Nb and REE but these first exploration results were sufficiently positive for IAMGOLD to participate in a private placement of CDN$1.2 M in DIOS Exploration, giving to IAMGOLD 8.95 % of the then issued and outstanding Common Shares of DIOS after the closing of the placement.

In addition, on the closing of the private placement IAMGOLD was also granted an exclusive option (the “Option”) to enter into an Option and Joint Venture Agreement to earn 60% of DIOS’s interest in the Shipshaw Project. The Option had to be exercised within two (2) years of the private placement in DIOS, but only after a period defined as the earliest of the time taken by DIOS to spend 80% of the placement on the Shipshaw Carbonatite program (under DIOS’ management), or of a period of one year after IAMGOLD has subscribed to the initial private placement. No less than 80% of the placement would be committed to DIOS’ Shipshaw Carbonatite program, and any surrounding claims.

DIOS Exploration carried out various field surveys and executed a drilling exploration campaigns on their main carbonatite discovery. Several other prospective areas staked by DIOS on the basis of interpretation from government regional geophysical surveys were also evaluated and few were tested by drilling.

The final exploration results confirmed that DIOS discovered two areas with carbonatite dykes swarms and breccias but results were generally very low and discontinuous in Nb and REE. The original discovery – the Shipshaw carbonatite – was well drilled and a second anomaly – the Falardeau anomaly – was also drill-tested and intercepted a carbonate breccia cutting the host syenite intrusion.

At the end of the period to exercise the Option it was concluded the Shipshaw project was not of prime interest for IAMGOLD and the option lapsed.

Other claims were staked by individuals and small companies but to the knowledge of the company, no significant activities were carried out.

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24    OTHER RELEVANT DATA AND INFORMATION

The «NI 43-101 Technical report, surface diamond drilling exploration program for rare earth elements, 2012» presents the results of the 2012 surface diamond drilling exploration program for rare earth elements. This drilling campaign was realized within the Niobec property presented in this report.

The drilling program conducted by Niobec defined three REE zones. Based on the results of this diamond drilling campaign, Niobec presented a Resource Estimate for rare earth elements. The REE zone is estimated at 531.4 Mt of Indicated Resource at an average grade of 1.64% Total Rare Earth Oxides (TREO) and an Inferred Resource of 527.2 Mt at an average grade of 1.83% TREO.

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25    INTERPRETATION AND CONCLUSIONS

25.1    Risk Analysis

IAMGOLD is committed to developing projects with minimal impacts on the environment and surrounding communities while making sure profitability objectives are achieved. To ensure achievement of this objective, the feasibility study of Niobec mine’s expansion project includes a risk analysis. The risk analysis is divided into nine categories in order to completely cover all critical aspects namely; environment, operations, finance, geology, infrastructure, metallurgy, human resources, health and safety, and social. IAMGOLD maintains an internal risk management framework at the corporate level and at the Niobec site level. The company’s in house resources led the risk management process to meet industry and IAMGOLD standards.

25.1.1    Analytical Methods

Per the methodology, inherent project risks were assessed according to severity and probability of occurrence. The method includes the following activities:

Risk identification and management:

A two-day workshop was held with project heads and various site specialists to identify and assess inherent risks. A total of 21 people participated in the workshop. The primary purpose was to identify risks, factors causing these risks, and assess inherent risks. When quantifying each risk, impact and probability were assessed through an anonymous electronic vote followed by a group discussion to reach a consensus. Where applicable, current management controls / mitigating actions in place to reduce risks have also been identified. Ownership has been assigned for controls as well as for implementation of additional actions. The overall project was analysed for each of these nine categories. A total of 70 risks were listed. Estimated impact and probability for each risk were established using Table 25.1 and Table 25.2.

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Table 25.1: Impact Assessment

Note	Classification	Amount	Description

5	Critical	Over $100M

Potential loss of ability to achieve strategic objectives and/or sustain ongoing operations, e.g.

•   Loss of significant business capability

•   Massive reduction in company reputation with stakeholders

•   Significant default in debt covenants

•   Significant operation losses leading to significant reduction in equity

4	Significant	$50M to $100M

Constrained ability to achieve business objectives, e.g.

•   Significant but recoverable reduction in company credibility and/or reputation

•   Significant reduction in service and business capability

•   Incurring excessive costs which impact ongoing earnings and profitability

•   Loss or misappropriation of significant assets

•   Loss of significant number of key personnel

•   Downgrading of financial rating

3	High	$15M to $50M

Moderate impact on achievement of business objectives, e.g.

•   Temporary loss of service or business capability

•   Temporary, but recoverable reduction in credibility/reputation

•   Net earnings significantly less than planned

2	Moderate	$3M to $15M

Limited impact on the achievement of business objectives, e.g.

•   Temporary delay in reaching objectives

•   Non-material reputation damage

•   Loss of low exposure clients

•   Moderate reduction in net earnings

1	Low	Less than $3M	No material impact on the achievement of business objectives, e.g. • Adverse variance requires inclusion in reporting to leadership

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Table 25.2: Probability Assessment

Note	Classification	Percentage	Description
5	Expected	Over 95%	Almost certain, likely to occur during the construction phase
4	Very likely	From 75% to 95%	Likely to occur more than once during the construction phase
3	Likely	From 40% to 75%	Possible, may occur at least once during the construction phase
2	Not likely	From 5 % to 40%	Unlikely, but not impossible, likely to occur at least once during the construction phase
1	Rare	Less than 5%	Remote, not likely to occur during the construction phase

25.1.2    Results

Based on the initial assessment risks were identified at an inherent level before controls management actions necessary to reduce their impact or probability. The tolerance level was set to initially sort and rank risks that will need to be dealt with in future. Given the preliminary nature of this threshold and of the risk assessment, further validation will be made to ensure that all significant risk has been identified. Figure 25.1 shows inherent risk distribution according to impact and probability. Figure 25.2 presents the distribution of the identified risks by categories, it should be mentioned that the risks are evenly spread over the different categories.

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Figure 25.1: Inherent risk heat map

Figure 25.2: Distribution of the 70 risks identified by category

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Table 25.3 shows the 10 highest risks based on impact and probability, before mitigation, in descending order.

Table 25.3: Ten highest risks before mitigation

Risk Description	Risk Category	Inherent Risk Exposure
Loss of revenues caused by premature dilution of ore by surface soil	Operations	15.75
Erroneous project cost caused by underestimation of work and inefficient management	Finance	14.5
Recovery and/or quality loss caused by sporadic presence of contaminants	Metallurgy	13.94
Recovery and/or quality lower than guidance regarding low grade ore processing	Metallurgy	13.94
Loss of revenues caused by project postponement of more than 2 years	Finance	13.76
Decrease of revenues following deterioration of the niobium market	Finance	12.96
Decrease in recovery of quality at concentrator caused by the lack of control and/or flexibility of equipment at the concentrator	Metallurgy	12.6
Production interruption or delays caused by stoppage of caving front propagation	Operations	12.4
Impossible to build tailing site at the intended location due to an insufficient accuracy level for tailings site engineering	Infrastructure	12.4
Operations delays caused by the presence of previous waste and facilities	Operations	11.89

These approximately 40 risks assessed above the tolerance level will be subject to a second risk management session to identify and assess the effectiveness of control measures. These risks will then be re-classified to take into account the effectiveness of control measures, i.e. according to their residual risk level. Additional control measures could be added if certain residual risks are found to be above the tolerance level.

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Currently, each of the 70 risks identified either have controls/mitigating actions in place or additional mitigation actions identified that will be implemented by the risk owners. The effectiveness of the current and proposed control measures have yet to be validated, however at this stage, the likelihood that a potential show stopper would occur is deemed low.

25.2    Conclusion

Based on the outcome of previous studies, the feasibility study examines further the Niobec expansion potential through Block caving mining. This operation would allow a production of 10 Mtpy.

The results of the feasibility study confirm the excellent investment opportunity of this expansion project. The probable reserves for the block caving scenario are estimated at 416.4 Mt at an average grade of 0.41% Nb2O5, i.e., equivalent to 1.70 billion kilograms of contained niobium pentoxide.

25.2.1    Geology and Mineral Resource

The Niobec deposit is mainly defined from drill core. The deposit is a part of the Saint-Honoré alkaline complex, the carbonatite is an igneous rock made up of at least fifty percent of carbonate mineral (calcite, dolomite, etc). The economic mineralisation is formed of ferrian and sodic pyrochlore. Additionally, geological contacts are gradational. The ore is defined in terms of percentage of Nb2O5. Since 2011, the drillhole database has been increased to a total of 4,060 drillholes and 194,558 sampling intervals assayed for Nb2O5. The Niobec mine including the lab is ISO-9001 certified, different quality controls are used during the assay of drill core samples. Assays and geological logs are in the GEMS database and are used for resource estimate. Grade is interpolated in a block model using the ordinary krigging method.

The mineral resource provided in this technical report with the data available as of December 31st, 2012 reached 630 Mt of measured and indicated resources at an average grade of 0.42% Nb2O5, and 68 Mt of inferred resources at an average grade of 0.37% Nb2O5. This estimate represents an important increase in resources, compared to the 2011 estimate. This update estimate enclosed within a block caving also presents a substantial increase compared with the currently used mining method.

The mineral resource is at the feasibility level, continuous drilling in the property increases the quality in this estimate.

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25.2.2    Mining and Mineral Reserve

Niobec underground mine has operated continuously since 1976. The Niobec mine currently produces about 2.4 Mtpy of ore annually, using an open-stope mining method. Four mining scenarios were developed in previous studies by IAMGOLD. This technical report presents a feasibility level study for the expansion of the Niobec mine based on Block caving. Block caving will allow Niobec to ramp up the annual production to 10 Mtpy after a 5-year transition plan.

The caveability of the Niobec deposit has been assessed empirically and though numerical modeling. Geotechnical domaining was performed by Itasca using available lithological and geotechnical information, as well as geotechnical data specifically acquired for the feasibility. Several detailed analyses on cave growth, fragmentation, subsidence, etc. were conducted by Itasca and reviewed by SRK. The results suggest that it will be possible to sustain continuous caving from the proposed cave footprint. Primary fragmentation is predicted to be quite coarse (>20% of fragments >2 m3) in the first year of full production. Then, fines migration and secondary fragmentation act to push this percentage below 10%. Numerical modeling was also conducted to estimate the extents of the subsidence zone and the mud rush potential. Several instrumentation systems are planned to closely monitor the cave propagation and the expansion of the subsidence zone.

Two new shafts are planned for the access to the cave operation. A total of 94 km of lateral development and 10 km of vertical development is planned to be developed for the realisation of the entire expansion project. The existing mine infrastructure will be used until 2018 and then, a complete set of new underground infrastructure will be required, including a crushing complex, several ore passes and ore silos, a loading station, a pumping station, workshops, etc.

Such an increase in ore production presents several issues that must obviously be considered. With the Block caving option, these issues are mainly technical, especially with regards to optimizing the mine layout and establishing a reliable operating plan to guarantee the expected production rate.

25.2.3    Metallurgy and Processing

This expansion process requires, in regard to treatment of ore, the construction of a new concentrator and a new convertor. Concepts are based on actual process, which has a capacity of 2.4 Mtpy, the 37 years of processing ore experience and results and are adapted to the required needs for supporting an increase in production.

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The niobium recovery process will stay the same in terms of metallurgy. In terms of mill feed grade reduction, the risk will come from increasing the concentration ratio requested to achieve the concentrate grade and to control the concentrate quality.

The commissioning of an entirely new plant will need to be well planned and will pose the highest risk. Sufficient time allocated for the commissioning will be requested to assure a good transition and to continue to produce ferroniobium to meet clients’ needs. The commissioning will be more of a transitional and physical replacement. Experience of ore processing over the last 37 years will help minimize and accelerate the commissioning time.

25.2.4    Infrastructure

With the mining method contemplated, new surface infrastructure is required, including an administration building complete with workshop and warehouse, an access road, water supply infrastructure, etc. Two new head frames for production and service shafts will also be required. No interruption in production is planned. This therefore implies that most of the current infrastructure will be in use during the construction phase.

New tailings storage facility (TSF) is planned. The required capacity is 445 Mt, corresponding to a total volume of 263 Mm3. A location approximately four kilometres west of current infrastructure was selected. The TSF will be built in four to five phases to allow for progressive restoration, using the same concept currently in use at Niobec, with dikes composed of compacted tailings. In addition, it is planned to surround the TSF with a peripheral soil-bentonite slurry wall, anchored into the underlying clay.

25.2.5    Environmental and Social

The Niobec expansion project is subject to the Québec and the federal environmental assessment (EA) processes. The environmental and social impact study, a key document for both EAs, was filed to the MDDEFP and CEAA in early 2013. Both EA processes are on-going and expected to be completed by the end of 2014.

Numerous sustainable development initiatives have been integrated, including the implementation of a community engagement and consultation process. To date, the project appears to be well accepted and supported by the community and the local politicians.

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The main negative impacts of the expansion project are classified as medium impacts and relate to the acquisition of private properties, to the loss of 650 ha of wetlands and the potential modification of the groundwater flow around the block caving area. No high or very high negative environmental or social impacts were raised.

The expansion project has numerous positive impacts for the community. It would maintain 490 existing jobs and create 170 new ones and generate significant economic benefits for the local and regional community as well as for the local, provincial and federal governments.

An extensive impact mitigation and environmental monitoring program will be implemented, such as wetland and fish habitat loss compensation programs. A preliminary mine closure plan was developed, including a progressive TSF revegetation strategy, starting as early as year 1 of tailings deposition.

25.2.6    Economic Analysis

Scarcity of global niobium deposits and the dominant position occupied in the market by the three main producers (CBMM, Catalão and Niobec) result in high niobium prices that should be maintained for years to come. Based on the expansion scenarios, Niobec should be able to maintain its market share, currently at 8%, and may even increase it to its historical share of 15%. The feasibility study also concludes that an expansion of the Niobec mine would have a LOM of over 45 years.

The drastic changes, essential in building these types of large scale operations, require substantial capital investments related to the development and construction of the mine and also to the expansion of the processing plant as well as surface infrastructures. For the Block caving scenario, these investments are $1,796 M.

As shown in the Economic analysis section (item 22), capital investments are rapidly compensated, by operating margins of $29/kg Nb, compared with the current margin of $18/kg Nb, mainly because of lower unit costs. The Block caving scenario generates a DCF (@ 8%) of $1,590 M and an IRR of 15.1% after tax. This advantageously compares to the current base case which generates a DCF (@8%) of $325 M.

In addition to the economic value of this expansion project, there is a very interesting potential for exploration and resource renewal. The deposit remains open at depth and exploration efforts in future years will focus on delineating new resources.

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26    RECOMMENDATIONS

This feasibility study is based on five fundamental elements: health and safety, technical feasibility, environmental, social and economic aspects. Based on the results of the study, IAMGOLD acknowledges the economic value of the Niobec mine expansion project through block cave mining. However, IAMGOLD has publically mentioned its will of finding a partner to jointly fund the project. In the meantime it is recommended to further investigate various other mining and construction alternatives and schedules in order to mitigate the risks associated with capital costs and uncertainties related to the Niobium market.

Several different aspects of the project also require more detailed investigations and are listed below.

26.1    Geology

26.1.1    Resources Development

To answer the expansion project needs in terms of resource qualifications, the following drilling program is proposed. It is a five-year program that will provide much critical information on different aspects of the expansion project including: the completion of the transition plan, the resources upgraded category, the slag stopes characterisation and the surface exploration and condemnation drilling. Table 26.1 shows the details of the proposed drilling program.

Table 26.1: Five year plan ; Diamond drilling

	RESERVES AND RESOURCES DEVELOPMENT SCHEDULE Diamond drilling FIVE-YEAR PLAN
	DEFINITION DRILLING (OPEX)			UNDERGROUND EXPLORATION DRILLING (CAPEX)					SURFACE DRILLING (CAPEX)
	Probable to proven Transition plan METRES	TOTAL DRILLING UG	ESTIMATED COST $	Indicated to mesured SLR & BC Phase 1 METRES	Inventory to Indicated Slag Dump METRES	Inferred to indicated BC EAST METRES	TOTAL DRILLING UG	ESTIMATED COST $	Surface Slag Dump METRES	Surface Condemnation METRES	ESTIMATED COST $
2014	1,500	1,500	$120,000	12,600	3,200	3,000	18,800	$1,504,000	1,800	1,800	$540,000
2015					3,200	3,000	6,200	$496,000
2016					3,200	3,000	6,200	$496,000
2017						3,000	3,000	$240,000
2018						3,000	3,000	$240,000
TOTAL	1,500	1,500	$120,000	12,600	9,600	12,000	37,200	$2,976,000	1,800	1,800	$540,000

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26.1.2    Geometallurgy

As mentioned earlier in the report, Niobec ore body is composed of several geological units of carbonatites with specific mineralogy, mineralisation, texture and alteration. These parameters, once mixed, all have an impact on mill recovery and on the concentrate quality. In preparation for the bulk mining method, Niobec geology and metallurgy groups will investigate in order to increase their knowledge on the critical parameters that affect the recovery by developing a geometallurgical model. This model will allow forecasting the possible recovery rate variation through the 40 years of production and help orient the research on the process to keep an adequate and profitable recovery rate.

For 2014, a budget of $105 K for R&D was submitted to begin initiate and develop the model and increase the knowledge on the critical parameters identified by the geometallurgy group.

26.1.3    Geological and Structural Model

The complex geological setting of the Niobec orebody, the long history of the operation and the mining method (selective open stope) brought, over the years to work mostly with geochemistry results (Nb2O5, SiO2, CaO, MgO, etc.) and with the laboratory historical metallurgical tests to evaluate the recovery. With the future bulk mining method, the geological domains (mineralogy, mineralisation, texture) must be well defined and modeled into a 3D model to support the production muck flow, the grade and contaminant control. To do this model a dedicated geologist and a specific sampling program would be required. This project has to be well defined to answer the needs of the externals consultant (geology, structural, environmental) who are working on the project and also by the metallurgical department. It will also help the Environmental and Sustainable department to valorise and forecast the tailing quality during the production period.

26.2    Environment

Regarding investigations: more drillings and tests will need to be made on site. Cyclic tests on clay will need to be conducted. More research on sensitive clays and on the possibility of regression of the Shipshaw River and other nearby streams will need to be undertaken.

Regarding TSF design: the possibility of designing a drainage system with geosynthetic materials will need to be assessed. The design to raise the peripheral dike through central raising will need to be further investigated, as this will enable the optimisation of the geometry and of the cost of preparatory works. The deposition plan will also need to be optimised according to this central raising design, and consider dividing phase 1 into several smaller cells.

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Regarding the collection pond: optimization of the pond’s bottom level will be necessary, while tolerating that a certain amount of water will backflow into the transfer ditch during the design flood. This will provide some excavation savings.

The recycled water pond design will need to be optimised in order to reduce the quantity of material generated by its construction.

Tests are recommended to determine the best water treatment methods of the water in the TSF.

Regarding the restoration of the TSF, a design to transform the collection ditch into a french drain will need to be analysed, Doing so would allow to treat, only water exfiltrated instead of the exfiltered water and runoff water on the slopes.

26.3    Mining

A couple of technical issues will have to be further investigated. It is recommended to carry out specific geotechnical investigations and stability assessments, in relation to the presence of sensitive clays in the Niobec area. It is planned to form an Expert Committee with highly qualified people to guide IAMGOLD with this work. It is also recommended to carry out further hydrogeological/hydrological studies to refine groundwater inflow rates estimates and dewatering needs in the mine. Field work is currently ongoing.

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26.4    Project Budget

Based on the 2014 expected annual budget, over $59 M should be invested in the project. $9 M will be invested in technical studies and direct support to project operations. $2 M will be invested in resources development activities, $41 M in underground development and preparation work. An amount of $7 M in surface preparation and land acquisition will complete the 2014 investment.

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